SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: July 8, 2004

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________






On May 17, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Securities Issuer's Quarterly Report for the fiscal quarter ended March 31, 2004 (the "Quarterly Report") with the Russian Federal Commission for Securities Market ("FCSM") as required by the Russian Federation's securities legislation. A copy of the report is attached hereto as Exhibit 99.

The requirements for the contents of the Quarterly Report and criteria for the information to be disclosed in the Quarterly Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Quarterly Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

Certain statements in the Quarterly Report are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to:

     o    the Company's plans to construct and modernize its network;
     o    the  Company's  plans  relating to the  expansion  of the range of its services;
     o    the  Company's  plans  concerning  the  restructuring  of  its  branch network;
     o    the   Company's    expectations    as   to   its   position   in   the
          telecommunications market;
     o    the Company's expectations as to the increase of its revenues; and
     o    other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     o risks relating to changes in political, economic and social conditions in Russia;
     o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;
     o risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and
     o    other risks and uncertainties.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable securities laws.

For any questions concerning the Quarterly Report, contact Olga V. Mokhoreva, Head of the Securities Department OJSC Rostelecom, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by email at mokhoreva@hq.rt.ru




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:    July 8, 2004                  By:           [signed]
                                          -----------------------------------
                                       Name:  Dmitry Ye. Yerokhin
                                       Title: General Director






                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     99. English translation of the Securities Issuer's Quarterly Report filed with the Federal Commission for Securities Market.




                                                                     Exhibit 99


                                          Approved by
                                          Board of Directors, OJSC Rostelecom
                                          Minutes No. 5, dated April 28, 2004

                                          Chairman of the Board of Directors

                                          V.N. Yashin _____/signed/______

                                                          (Signature)
                                                            (Seal)



                                QUARTERLY REPORT



                            Open Joint Stock Company
               Long-Distance and International Telecommunications
                                   Rostelecom



----------------------- ------- ---- ----- ----- ----- -----       ----
     Issuer Code:                0    0     1     2     4     -     A
----------------------- ------- ---- ----- ----- ----- -----       ----


                                1st Quarter, 2004



Issuer's Legal Address: 5 Delegatskaya St., Moscow, 127091
Issuer's Postal Address: 14, 1st Tverskaya-Yamskaya St., Moscow, 125047

 Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation

------------------------------- ------------------------ ----------------------
General Director,                  ________________          D.Ye. Yerokhin
                                                             --------------
OJSC Rostelecom                       (signature)          (Name and initials)
Date: February 10, 2004
------------------------------- ------------------------ ----------------------
------------------------------- ------------------------ ----------------------
Chief Accountant,                  ________________            A.A. Lutsky
                                                               -----------
OJSC Rostelecom                       (signature)          (Name and initials)
Date: February 09, 2004                 (Seal)
------------------------------- ------------------------ ----------------------


-------------------------------------------------------------------------------
Contact person: Elvira R. Nizamova, Chief Expert, Securities Department
Phone: (095) 973-9921
Facsimile: (095) 787-2850
E-mail: oracb@hq.rt.ru
Web-site http://www.rt.ru provides information contained herein
-------------------------------------------------------------------------------




Introduction

I. Members Of The Issuer's Management Bodies, Its Bank Accounts, Auditors, Appraiser, And Financial Consultant and Other Signatories To This Quarterly
Report........................................................................9
1.1       Members Of The Issuer's Management Bodies...........................9

1.2       The Issuer's Bank Accounts.........................................10

1.3       The Issuer's Auditor(s)............................................10

1.4       The Issuer's Appraiser.............................................10

1.5       The Issuer's Consultants...........................................10

1.6       Other Signatories To This Quarterly Report.........................10

II. The Issuer's Financial And Economic Status...............................11

2.1       The Issuer's Financial And Economic Indicators (in accordance to
          Russian Accounting Standards)......................................11

2.2       The Issuer's Market Capitalization.................................11

2.3       The Issuer's Liabilities (according to Russian Accounting Standards)
          ...................................................................12

          2.3.1     Accounts Payable.........................................12

          2.3.2     The Issuer's Credit History..............................14

          2.3.3     The Issuer's Liabilities Resulting from Security Issued to
                    Third Parties............................................14

          2.3.4     Other Liabilities of the Issuer..........................14

2.4       The Purposes and Use of Proceeds from the Issuance of Issue Securities
          ...................................................................15

2.5       Risks In Connection With The Purchase Of Placed Issue Securities And
          Securities That Are Being Placed ..................................16

          2.5.1     Industry Risks...........................................16

          2.5.2     Country and Regional Risks...............................17

          2.5.3     Financial Risks..........................................18

          2.5.4     Legal Risks..............................................20

          2.5.5     Risks Related To The Issuer's Operations.................22

III. Detailed Information On The Issuer......................................23

3.1       The Issuer's Establishment and Development.........................23

          3.1.1     The Issuer's Corporate Name..............................23

          3.1.2     State Registration of the Issuer.........................23

          3.1.3     Issuer's Establishment and Development...................24

          3.1.4     Contact Information......................................26

          3.1.5     Taxpayers's Identification Number (TIN)..................26

          3.1.6     Issuer's Branches and Representative Offices.............26

3.2       Issuer's Principal Operations......................................28

          3.2.1     Issuer's Field of Business...............................28

          3.2.2     Issuer's Principal Operations............................28

          3.2.3     Principal Products (Works, Services).....................29

          3.2.4 Issuer's Suppliers Accounting For 10% Or More Of Total Supplies To The Issuer, With Percentages Of The
                    Total Supplies Specified.................................31

          3.2.5     Target Markets For The Issuer's Products (Works, Services)
                    .........................................................31

          3.2.6     Working Capital And Inventory Management Practices.......32

          3.2.7     Raw materials............................................32

          3.2.8     Principal Competitors....................................32

          3.2.9     Licenses Held By The Issuer..............................35

          3.2.10    Issuer's Joint Operations................................37

          3.2.11    Additional Requirements To Issuers That Are Joint-Stock
                    Investment Funds Or Insurance Organizations..............37

          3.2.12    Additional Requirements To Issuers That Are Mineral
                    Production Entities......................................37

          3.2.13    Additional Requirements To Issuers That Are Providers Of
                    Communications Services..................................37

3.3       N/A................................................................42

3.4       The Issuer's Future Plans..........................................42

3.5       The  Issuer's  Participation  in  Industrial,  Banking and  Financial
          Groups, Holding Companies, Concerns and Associations...............44

3.6       The Issuer's Subsidiaries And Dependent Companies..................44

3.7       The Issuer's Fixed Assets:  Composition,  Structure,  Value,
          Planned Purchases, Replacement, Retirement and Any Encumbrances....51

          3.7.1     Fixed Assets.............................................51

          3.7.2     The Value of Issuer's Real Property Assets...............51

IV. The Issuer's Financial And Business Operations...........................52

4.1       The Issuer's Financial And Business Results........................52

          4.1.1     Profit And Losses........................................52

          4.1.2 Factors That Influenced Changes in the Amount of Proceeds From the Sale of Products, Work and Services by the Issuer
                    and Income (Losses) From its Principal Operations........53

4.2       The Issuer's Liquidity.............................................54

4.3       The Issuer's Capital And Current Assets Size, Structure, And Adequacy
          ...................................................................55

          4.3.1     The Issuer's Capital And Current Assets Size And Structure
          ...................................................................55

          4.3.2     The Issuer's Capital And Current Assets Adequacy.........56

          4.3.3     Cash Assets..............................................56

          4.3.4     The Issuer's Financial Investments.......................56

          4.3.5     The issuer's Intangible Assets...........................57

4.4       The Issuer's R&D, Licenses And Patents, New Development And Research
          Project Policies And Expenditures..................................57

4.5       Trends In Field of the Issuer's of Principal Operations............58

V. Members Of The Issuer's Management Bodies, Its Financial And Business Operations Auditing Bodies, And Brief Information About The Issuer's Officers
(Employees)..................................................................61

5.1       The Organization And Authority Of The Issuer's Management Bodies...61

5.2       Members Of The Issuer's Management Bodies..........................68

5.3       Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts
          for Each Management Body of the Issuer.............................86

5.4       Organization and Authority of the Auditing Bodies of the Issuer's
          Financial and Business Operations..................................86

5.5       Members of the Bodies Auditing the Issuer's Financial and Business
          Operations.........................................................87

5.6 Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer's Financial and Business
          Operations.........................................................91

5.7       Number of Issuer's Employees, Employee Education and Category Summary
          Data, and Headcount Changes........................................91

5.8 The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter (Share) Capital (Equity Fund)
          ...................................................................92

VI. The Issuer's Participants (Shareholders) And Interested-Party Transactions
    .........................................................................92

6.1       The Total Number of the Issuer's Shareholders (Participants).......92

6.2       The Issuer's  Participants  (Shareholders)  Owning At Least 5% Of
          Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital
          (Equity Fund) Or At Least 20% Of Their Ordinary Shares.............92

6.3 Portions Of The Issuer's Charter (Share) Capital (Equity Fund) Owned By The State Or A Municipal Entity Or The Existence Of Special
          Rights (The Golden Share)..........................................93

6.4       Restrictions Concerning Participation In The Issuer's Charter (Share)
          Capital (Equity Fund)..............................................93

6.5 Changes In The Composition and Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary
          Shares.............................................................94

6.6       Interested Party Transactions Entered into by the Issuer...........96

6.7       Accounts receivable................................................96

VII. The Issuer's Accounting Statements And Other Financial Information......97

7.1       The Issuer's Annual Accounting Statements..........................97

7.2       The Issuer's Quarterly Accounting Statements for the Latest Complete
          Reporting Quarter..................................................98

7.3       The Issuer's Consolidated  Accounting Statements for the Past Three
          Complete Financial Years or for Each Complete Financial Year.......98

7.4       Total Exports and Exports as a Percentage of Total Sales...........98

7.5       Material Changes in the Issuer's Assets Since the Ending Date of the
          Latest Complete Financial Year.....................................98

7.6       The Issuer's  Involvement  in Judicial  Proceedings  That May
          Significantly Affect Its Financial and Business Operations.........98

VIII. Additional Information About The Issuer And Placement Of Its Issued
      Securities............................................................101

8.1       Additional Information About the Issuer...........................101

          8.1.1     The Issuer's Charter (Share) Capital (Equity Fund) Size
                    and Structure...........................................101

          8.1.2     Changes in the Size of the Issuer's Charter (Share) Capital
                   (Equity Fund)............................................101

          8.1.3     Formation and Uses of the Issuer's Reserve Fund and Other
                    Funds...................................................101

          8.1.4     The Procedure For Convening Meetings Of The Issuer's Top
                    Management Body.........................................102

          8.1.5 Business Entities In Which The Issuer Owns At Least 5% Of Their Charter (Share) Capital (Equity Fund) Or At Least 5%
                    Of Their Ordinary Shares................................104

          8.1.6     Material Transactions Effected By The Issuer............104

          8.1.7     The Issuer's Credit Ratings.............................104

8.2       The Issuer's Shares  By Category (Class)..........................106

8.3       Prior Issues of the Issuer's Securities Other Than its Shares.....109

          8.3.1     Issues of Which All Securities Have Been Redeemed
                    (Cancelled).............................................109

          8.3.2     Issues of Securities Currently in Circulation...........109

          8.3.3     Issues of Securities under Which the Issuer's Obligations
                    Have Not Been Fulfilled (Default).......................109

8.4       Entity (Entities) that Have Provided Security for Bonds Issued....109

8.5       Issued Bond Obligation Security Terms.............................110

8.6       Organizations that Register the Rights to Securities Issued by the
          Issuer............................................................110

8.7 Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents.
          ..................................................................110

8.8       Taxation of Income Generated by Securities Placed or Being Placed by
          the Issuer........................................................110

8.9       Dividends Declared (Accrued) and Paid on the Issuer's Shares, and
          Yields the Issuer's Bonds.........................................112

8.10      Other Information.................................................112



Introduction

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (hereinafter, "Rostelecom" or the "Company") is a legal entity organized under the laws of the Russian Federation on September 23, 1993.

The Company's permanent executive body (the Management Board) is located at: 5 Delegatskaya St., Moscow 127091, phone number +7 (095) 972-8283, facsimile number +7 (095) 787-2850, e-mail: info@rostelecom.ru, web site: http://www.rt.ru.

Rostelecom's charter capital currently equals 2,428,819.4725 rubles and consists of 728,696,320 ordinary shares (registration number 1-01-00124-A on Sep. 09, 2003) and 242,831,469 Class A preferred shares (registration number 2-01-00124-A on Sep. 09, 2003); par value: 0.0025 rubles a share.

This quarterly report contains estimates and projections by the Company's authorized management bodies about future events and/or actions, an outlook for the development of the Company's principal activity sector, the Company's performance, including its plans, and the likelihood of certain events or actions.

Investors should not fully rely on the Company management's evaluations and projections, because the Company's future actual performance results may differ from forecasts due to a number of reasons. Purchasing Company securities involves risks described in this quarterly report.




I. Members Of The Issuer's Management Bodies, Its Bank Accounts, Auditors, Appraiser, And Financial Consultant and Other Signatories To This Quarterly Report



1.1  Members Of The Issuer's Management Bodies

         The Company's Directors:

         The Chairman of the Board of Directors:

         Valery Nikolaevich Yashin, 1941

         The members of the Board of Directors:

         Sergei Ivanovich Kuznetsov, 1953

         Stanislav Petrosovich Avdiyants, 1946

         Vadim Yevgenievich Belov, 1958

         Nikolai Pavlovich Yemelianov, 1948

         Alexander Vladimirovich Lopatin, 1964

         Stanislav Nikolaevich Panchenko, 1945

         Victor Abramovich Polishchuk, 1938

         Irina Mikhailovna Ragozina, 1950

         Mikhail Viktorovich Slipenchouk, 1965

         Yevgeny Valerievich Yurchenko, 1968



         The Company's Sole Executive Body:

         Dmitry Yevgenievich Yerokhin, 1950



The Members of the Company's Collegiate Management Body (Management Board):

         Sergey Lvovich Akopov, 1953

         Vladimir Ivanovich Androsik, 1975

         Dmitry Mikhailovich Gurevich, 1971

         Vadim Yurievich Izotov, 1968

         Igor Alekseevich Kalugin, 1964

         Alexander Vladimirovich Lopatin, 1964

         Alexander Aleksandrovich Lutsky, 1972

         Vladimir Konstantinovich Mironov, 1956

         Galina Vasilievna Rysakova, 1967

         Dmitry Vyacheslavovich Sigalov, 1973

         Vladimir Vladimirovich Terekhov, 1958

         Gioulnara Shamilievna Khasianova, 1970


1.2  The Issuer's Bank Accounts

Information about the Company's bank accounts is contained in Annex No. 1 hereto.

1.3  The Issuer's Auditor(s)

Rostelecom's accounting practices and financial (accounting) reports are audited by Closed Joint Stock Company Ernst & Young Vneshaudit.

Address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035; phone: (095) 705-9700, fax: (095) 755-9701, e-mail: moscow@ru.ey.com.

Postal address: 20/12 Podsosencky per. bld.1, Moscow, Russia, 105062

It holds License for the Performing of Auditing Activities No. A003246, issued by the Russian Federation Ministry of Finance on January 17, 2003, valid for five years.

The Company prepares financial reports in according with the International Financial Reporting Standards (IAS), so no consolidated accounts are prepared in accordance with the Russian Accounting Standards (RAS).

In accordance with its Charter, every year the Company retains an auditor that is not linked by property interests with the Company or its shareholders. The Company's Auditor is approved by the general meeting of shareholders. The amount of Auditor's fees is set by the Board of Directors as a fixed amount taking into account hourly rates of auditors and factual time elapsed for audit. The Company's auditor for the 2003 financial year was selected on a no-bidding basis.

CJSC Ernst & Young Vneshaudit performs independent audits of the Company's accounting practices and financial (accounting) reports since the 2002 financial year up to the present.

No factors affecting the auditor's independence have been detected.

The Company does not lend any amounts to its auditor. Auditor does not have any interest in the Company's share capital. Material factors connecting the auditor and/or its officers to the Company do not exist. Any business activities between the Company and the auditor apart from audit services do not exist. Company's officers are not the Auditor's officers.

No special auditing assignments were performed from 2002 up to the present. There are no deferred or overdue payments for the auditor's services.

1.4  The Issuer's Appraiser

No appraisers were retained by the Company during the reporting period.

1.5  The Issuer's Consultants

No financial consultants on securities market were retained by the Company to advise it on securities issuance matters.

1.6  Other Signatories To This Quarterly Report

N/A.

II.  The Issuer's Financial And Economic Status

2.1 The Issuer's Financial And Economic Indicators (in accordance to Russian Accounting Standards)


--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
                                                                                                              1st
                 Indicator                    the year     the year     the year     the year     the year    Quarter
                                               of 1999      of 2000      of 2001      of 2002      of 2003     of 2004
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------

Net assets, rubles                            14,550,146  14,550,146   16,708,903   19,741,530   26,731,902   29,513,862
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Liabilities to capital and reserves ratio,       176%        179%         124%         110%          65%         47%
%
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Short-term liabilities to capital and            38%          60%          67%          72%          45%         29%
reserves ratio, %
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Debt service coverage, %                         N/a          N/a          22%          17%          25%         22%
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Overdue debt level, %                            1.1%        0.2%         0.0%         0.0%         0.0%         0.0%
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Net asset turnover ratio, times                  1.05        1.16         1.15         1.29         1.12         1.20
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Payables turnover, times                         2.07        1.32         1.50         1.83         1.86         2.73
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Receivables turnover, times                      5.13        3.78         3.47         3.78         4.03         4.78
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------
Profit tax to pre-tax profit ratio, %            31%          63%          46%          41%          20%         21%
--------------------------------------------- ----------- ------------ ------------ ------------ ------------ -----------


Overall, the Company's financial and economic indicators show that its position in the telecommunications market is stable, as its principal ratios are comparable with the industry's averages.

The indicators calculation methodology:

-------------------------------------------------------------------------------------------------------------------------
                 Indicator                                               Calculation Method
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net assets, rubles                           In accordance with the procedure set by the Russian Federation Ministry of
                                             Finance and the Federal Commission for the Securities Market for joint stock companies
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Liabilities to capital and reserves ratio,   (End-of-period long-term liabilities + end-of-period short-term % liabilities)
                                              / End-of-period capital and reserves x 100
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Short-term liabilities to capital and        End-of-period short-term liabilities / end-of-period capital and reserves
reserves ratio, %                            x 100
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                             (Accounting period net profit + depreciation for the accounting period) /
Debt service coverage, %                     (Liabilities payable during the accounting period + interest payable during the accounting period)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Overdue debt level, %                        End-of-period debt overdue / (End-of-period long-term liabilities +
                                             end-of-period short-term liabilities) x 100
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net asset turnover ratio, times              Revenue from sales of goods, products, works, and services less VAT, excise tax, and other taxes and charges / net assets value
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Payables turnover, times                     Costs of goods, products, works, and services sold net of business and managerial costs / end-of-period payables
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                             Revenue from sales of goods, products, works, and services net of value-added tax, excise tax, and other taxes and charges / (end-of-period
Receivables turnover, times                  receivables associated with sales revenue (net of VAT) less end-of-period contributions payable by the Participants (Founders) to the Company's share capital)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Profit tax to pre-tax profit ratio, %        Profit tax / pre-tax profit
-------------------------------------------------------------------------------------------------------------------------


2.2  The Issuer's Market Capitalization

The weighted average prices to the Company's shares during the past five years:

Ordinary shares:                          Preferred shares:
1999 - 1.62 U.S. dollars                  1999 - 0.51 U.S. dollars
2000 - 1.07 U.S. dollars                  2000 - 0.36 U.S. dollars
2001 - 0.88 U.S. dollars                  2001 - 0.43 U.S. dollars
2002 - 1,24 U.S. dollars                  2002 - 0.78 U.S. dollars
2003 - 2.03 U.S. dollars                  2003 - 1.34 U.S. dollars
2003 (1st quarter) - 2.25 U.S. dollars    2003 (1st quarter) - 1.55 U.S. dollars

Since the Company's shares are listed in the Russian Trading System as Level I securities, the Company's market capitalization is calculated by multiplying the number of shares of the relevant category by the weighted average price of a share of this category based on the ten largest transactions performed through the Russian Trading System during the month immediately preceding the last month of the reporting quarter or during the last month of each fiscal year, for which the Issuer's market capitalization is reported.

Thus, the Company's market capitalization during the past five years is as follows:

         1999 - 1,301,661,065 U.S. dollars

         2000 - 865,061,028 U.S. dollars

         2001 - 742,787,712 U.S. dollars

         2002 - 1,092,047,502 U.S. dollars

         2003 - 1,802,978,074 U.S. dollars

         2004 (1st quarter) - 2,015,488,034 U.S. dollars

2.3  The Issuer's Liabilities (according to Russian Accounting Standards)

2.3.1 Accounts Payable

----------------------------------------------------------------------------------------------------------------
                                   As of         As of        As of        As of        As of          As of
                                December 31, December 31, December 31, December 31,  December 31,     March 31
                                    1999         2000         2001         2002          2003           2004
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   Accounts payable, thousands     24,235,449   25,204,651   20,265,329   21,310,279    17,186,956   13,616,736
   RUR
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   Including overdue payables,        265,692       54,108            -            -           453          416
   thousands RUR
----------------------------------------------------------------------------------------------------------------


Accounts Payable structure as of December 31, 2003

-----------------------------------------------------------------------------------------------------------------
            Payables                  Total                                  Including
--------------------------------                  ---------------------------------------------------------------
--------------------------------                  ---------------------------------------------------------------
                                                        Current                        Overdue
--------------------------------                                     --------------------------------------------
--------------------------------                                     --------------------------------------------
                                                                          Total               Including
--------------------------------                                                    -----------------------------
--------------------------------                                                    -----------------------------
                                                                                      Less than 3   More than 3
                                                                                    months overdue    months
                                                                                                      overdue
-----------------------------------------------------------------------------------------------------------------
 Total payables, thousand            17,186,956         17,186,503            453             74          413
 rubles
 including:
-----------------------------------------------------------------------------------------------------------------
 Total borrowed funds,                3,839,691          3,839,691              -              -            -
 thousand rubles
 Of which:
-----------------------------------------------------------------------------------------------------------------
 Credits, thousand rubles               248,630            248,630              -              -            -
-----------------------------------------------------------------------------------------------------------------
 Loans, thousand rubles               3,591,061          3,591,061              -              -            -
 including:
-----------------------------------------------------------------------------------------------------------------
 Bond loans, thousand rubles                  -                  -              -              -            -
-----------------------------------------------------------------------------------------------------------------
 Total other payables,               13,347,265         13,346,812            453             40          413
 thousand rubles
 including:
-----------------------------------------------------------------------------------------------------------------
 To suppliers and contractors,       11,155,887         11,155,791             95              -           95
 thousand rubles
 including:
 Promissory notes payable,                    -                  -              -              -            -
 thousand rubles
-----------------------------------------------------------------------------------------------------------------
 To affiliates, thousand              6,397,363          6,397,363              -              -            -
 rubles
-----------------------------------------------------------------------------------------------------------------
 Wages and salaries, thousand            74,829             74,829              -              -            -
 rubles
-----------------------------------------------------------------------------------------------------------------
 Amounts payable to the budget
 and off-budget funds, thousand         132,516            132,489             27              6           21
 rubles
-----------------------------------------------------------------------------------------------------------------
 Other payables, thousand             1,984,034          1,983,703            331             34          297
 rubles
-----------------------------------------------------------------------------------------------------------------
 TOTAL, thousand rubles              17,186,956         17,186,503            453             74          413
-----------------------------------------------------------------------------------------------------------------


Accounts Payable structure as of March 31, 2004



-----------------------------------------------------------------------------------------------------------------
            Payables                  Total                                  Including
--------------------------------                  ---------------------------------------------------------------
--------------------------------                  ---------------------------------------------------------------
                                                        Current                        Overdue
--------------------------------                                     --------------------------------------------
--------------------------------                                     --------------------------------------------
                                                                          Total               Including
--------------------------------                                                    -----------------------------
--------------------------------                                                    -----------------------------
                                                                                      Less than 3   More than 3
                                                                                    months overdue    months
                                                                                                      overdue
-----------------------------------------------------------------------------------------------------------------
 Total payables, thousand            13,616,736         13,616,321            415            168          247
rubles
 including:
-----------------------------------------------------------------------------------------------------------------
 Total borrowed funds,                6,059,971          6,059,971              -              -            -
thousand rubles
 Of which:
-----------------------------------------------------------------------------------------------------------------
 Credits, thousand rubles               203,482            203,482              -              -            -
-----------------------------------------------------------------------------------------------------------------
 Loans, thousand rubles               5,856,489          5,856,489              -              -            -
 including:
-----------------------------------------------------------------------------------------------------------------
 Bond loans, thousand rubles                  -                  -              -              -            -
-----------------------------------------------------------------------------------------------------------------
Total other payables, thousand        7,556,765          7,556,349            415            168          247
rubles
 including:
-----------------------------------------------------------------------------------------------------------------
To suppliers and contractors,         5,106,592          5,106,517             75             75            -
thousand rubles
 including:
 Promissory notes payable,                    -                  -              -              -            -
thousand rubles
-----------------------------------------------------------------------------------------------------------------
 To affiliates, thousand                177,087            177,087              -              -            -
rubles
-----------------------------------------------------------------------------------------------------------------
Wages and salaries, thousand            106,882            106,882              -              -            -
rubles
-----------------------------------------------------------------------------------------------------------------
Amounts payable to the budget
and off-budget funds, thousand          170,879            170,879              0              -            0
rubles
-----------------------------------------------------------------------------------------------------------------
Other payables, thousand rubles       2,172,412          2,172,072            340             93          247
-----------------------------------------------------------------------------------------------------------------
 TOTAL, thousand rubles              13,616,736         13,616,321            415            168          247
-----------------------------------------------------------------------------------------------------------------


Creditors accounting for at least 10 % of the Company's total payables:


----------------------------------------------------------------------------------------------------------------
Creditor         Total payables,                  Including                Amount of overdue   Interest rate,
                                                                                                penalties in
                                                                                                 respect of
                 thousand rubles                                                payables      overdue payables
                                   ----------------------------------------
                                   ----------------------------------------
                                       Short-term           Long-term
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Alfa-Bank            2,593,930           1,119,855           1,474,075                  0                 0
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Westelcom            2,386,766              75,748           2,311,018                  0                 0
----------------------------------------------------------------------------------------------------------------



         Full name: Open Joint Stock Company Alfa Bank

         Abbreviated name: OJSC Alfa-Bank

         Amount payable: 3,045,790,000 rubles.

         Payables overdue: none as of March 31, 2004.



         Full name: Closed Joint Stock Company Westelcom

         Abbreviated name: CJSC Westelcom

         Amount payable: 2,386,766 rubles.

         Payables overdue: none as of March 31, 2004.

         The Company's participation in Westelcom: 100%

         Westelcom participation in the Company's charter capital: 0%.

2.3.2 The Issuer's Credit History

The Company's liabilities with respect to Agreements in force on March 31, 2004 and earlier and accounting for at least 10% of total assets of the Company are shown below:

------------------------------------------------------------------------------------------------------------------
Liabilities   Creditor (lender)    Amount of principal     Repayment date      Interest       Repayment date
                                                                                 rate
                                                       -----------------------            ------------------------
                                                       -----------------------            ------------------------
                                                         scheduled    actual                scheduled     actual
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Loan          OJSC RTC-Leasing      1,909.88 million     15.11.2005               0 %       15.11.2005
                                         rubles
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Loan          Sumitomo Corporation  41.4 million U.S.    15.07.2005           LIBOR+3.2%    15.07.2005
                                         dollars
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Promissory    OJSC Alfa-Bank        98.6 million U.S.    30.06.2006              5.94%      30.06.2006
notes                                    dollars
------------------------------------------------------------------------------------------------------------------


2.3.3 The Issuer's Liabilities Resulting from Security Issued to Third Parties

As of March 31, 2004 the Company did not have any of such liabilities.

-----------------------------------------------------------------------------------------------------------------
   Creditor       The subject of pledge      The amount of   Hypothecation value      Date of      The due date
   (Lender)                                secured liability                       commencement
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
   Sumitomo    The equipment pledged under   40,874,370 USD     91,600,000 USD    March 14, 1997   July 15, 2005
  Corporation  the Agreement(1)466-2.24 of
               March 14, 1997
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
   Sumitomo    The rights pledge under the   40,874,370 USD     3,553,958 USD     March 14, 1997   July 15, 2005
  Corporation  Escrow Agreement (1) 467-2.24
               of March 14, 1997
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
     OJSC      The equipment pledged under  104,997,210 JPY    78,897,644 JPY      June 17, 2003   February 26,
 Vneshtorgbank the Agreement(1)772-DZ of                       (20,420,762 RUR)                         2007
               June 17, 2003
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
     OJSC      The equipment pledged under  880,127,229 JPY    665,121,603 JPY     June 17, 2003   February 26,
 Vneshtorgbank the Agreement(1)773-DZ of                       (172,150,764 RUR)                        2007
               June 17, 2003
-----------------------------------------------------------------------------------------------------------------


2.3.4 Other Liabilities of the Issuer

As of March 31, 2004, according to RAS the Company did not have any material agreements or other liabilities not shown in the accounts.

2.4  The Purposes and Use of Proceeds from the Issuance of Issue Securities

Joint-Stock Company Rostelecom was established on September 23, 1993 through option 1 privatization of the State-Owned Communication Enterprise, which was reorganized as a long-distance and international telecommunications Open Joint Stock Company Rostelecom by Order No. 1507-r issued by the Russian Federation State Committee for State Property Management on August 27, 1993.

In accordance with the Russian Federation Government Resolution No. 547 dated August 4, 1992, the Moscow City Government's Department of Finance (as per Letter No. 06-22/1947 dated November 15, 1993) performed state registration of the issue of shares of Open Joint Stock Company Rostelecom for the total amount of 2,334,376,000 rubles, including 1,703,775 ordinary shares worth 1,703,775,000 rubles and 630,601 preferred shares worth 630,601,000 rubles; state registration code: No. 73-1"P"-1947 dated November 10, 1993 (each ordinary and preferred share had a par value of 1,000 rubles).

As per a decision of the Russian Federation Federal Commission for the Securities Market (Commission meeting minutes No. 39 dated August 9, 1999), the results of the issue of ordinary registered paperless shares (including Class B preferred shares) and Class A preferred registered paperless shares of the Open Joint Stock Company Rostelecom were registered (Issue State Registration Number:
73-1P-1947 dated November 10, 1993).

Proceeds from the placement of shares were in the form of property and fixed assets of State Enterprise Rostelecom, as well as in monetary funds allocated to replenish the Company's working capital.

In June 1999, the general meetings of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) adopted a decision to reorganize the companies by way of acceding of MMT to OJSC Rostelecom. Following the completion of the acceding procedure, a new version of the Company's Charter was adopted on August 28, 2000, which reflected all the changes involved in the reorganization and Company's legal succession with respect to all the rights and obligations of taken over OJSC MMT.

To accommodate the reorganization, the decision was adopted to issue OJSC Rostelecom shares, which was approved by OJSC Rostelecom's Board of Directors on July 7, 1999 (Board Meeting Minutes No. 2), based on the decision adopted by the General Meeting of the Company's Shareholders of June 26, 1999 (Meeting Minutes No. 1 dated July 1, 1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. Additional ordinary shares of the Company were placed by way of converting the OJSC MMT's ordinary shares into ordinary shares of the Company. Additional preferred shares of the Company were placed by way of converting the OJSC MMT's preferred shares into preferred shares of the Company.

Following the completion of the additional share issuance procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16,
1999) and Class A preferred registered paperless shares of Rostelecom (registration number: 2-02-00124-A of August 16, 1999).

On September 9, 2003, under Russian Federation Federal Commission for the Securities Market Order No. 03-1915/o, Rostelecom shares were consolidated as follows:

- the state registration numbers previously assigned to the issues of OJSC Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number 1-01-00124-A of September 9, 2003;

- the state registration numbers previously assigned to the issues Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

2.5 Risks In Connection With The Purchase Of Placed Issue Securities And Securities That Are Being Placed

Economic risks and risks of the Company's economic activity are directly related to the stability of the world economy, the country's economic situation, and state economic reforms. Risks of liquidity, financial independence, dependence on equipment suppliers, and infrastructure depreciation are managed by means of detailed analysis of the Company's financial economic activity, through property insurance and supplier selection tenders.

2.5.1 Industry Risks

There is a possibility that the Company may be unable to maintain its dominant position in Russia's telecommunications market due to the liberalization of telecommunications market, the increasingly tough competition and rapid changes in technology. Apart from the Company, there are several other operators in Russia that have primary network facilities of their own.

Alternative operators, such as TeliaSonera International Carrier Russia, Rascom, and TransTelecom use fiber optic lines (FOL) of their own. Alternative operators have been especially active in the most profitable segments of the market: mobile communications and data transmission.

Alternative operators are oriented to the most profitable sector - corporate clients and have an opportunity to pursue more flexible tariff policy compared to traditional operators.

Although alternative operators continue to advance into regional markets, Moscow and St. Petersburg remain the basic markets for their fixed communications network services. Therefore, any reduction of traffic through the Company's networks and a lowering of outgoing international call rates in the two cities driven by harsher competition may significantly affect the Company's performance.

At present, the Company is not facing that risk at the regions, because regional operators have no long-distance or international communications licenses and alternative operators penetration not so high as in Moscow and St. Petersburg areas. At the same time it needs to be pointed out that high penetration level of mobile operators into regions can potentially be dangerous for the Company due to the traffic switch from fixed lines to mobile ones.

The inconsistent policy of government regulation pursued in Russia's telecommunications market during the past few years, including, in particular, cross-subsidizing of communications services which leads to ill-balanced tariffs for those services, both domestically and internationally, may cause the Company's partners to change service consumption patterns or to use lower-priced services of competitors, which may impair the Company's incomes.

The Company's success as a leading player in Russia's telecommunications market will depend on the improvement of its tariff policies and adoption by the government of telecommunication market-regulation laws to meet the interests of the market operators and to provide equal business environment for all of them.

The uncertain scope of government regulation in Russia may lead to changes in laws and other normative acts involving the telecommunications sector which may cause negative consequences for the Company's business operations.

The Company's operations are regulated and supervised by the Russian Federal Anti-Monopoly Service. The basic effective laws governing telecommunications in Russia are the Federal Law on Communications dated June 18, 2003, and the Federal Law on Natural Monopolies dated August 17, 1995, as amended. The new Federal Law on Communications contains a large number of references to the by-law (subordinated) regulations. In this view the key problems of telecommunication market, which could be settled by the Law, are to be regulated under the legislative acts of Russian Government and Authorities for the communication sector. Effective regulations do not clearly specify interaction between the two laws, which can lead to the adoption of mutually contradictory resolutions and decisions. It needs to be pointed out that the passage of the new law on telecommunications market does not resolved all existing discrepancies.

As the main provider of long-distance communications services in Russia, the Company is subject to regulation under the above-mentioned Law on Communications and under other Russian laws. Although the Company uses its best efforts to comply with applicable laws, decrees, and regulations, one can never be certain that future government audits will not reveal violations of those laws, decrees, and regulations and that the Company will be able to remedy such violations during the grace periods for meeting obligations set by government authorities, or that government audit findings will not lead to fines or even tougher sanctions, such as suspension or revocation of licenses and other permits. Such actions may increase the Company's expenditures and negatively affect its operations and financial performance.

Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations. That law may greatly impair the Company's tariff-setting independence. The Law on Natural Monopolies also regulates the types of contracts/transactions that may be performed by a regulated company.

Besides, like any government-regulated company, the Company may not refuse to enter into contracts with certain users if required to do so by the Federal Anti-Monopoly Service and other Authorized Governmental Bodies. The Russian government may exercise its powers to set tariffs or require that the Company enter into certain contracts. Any of those factors may affect the Company's operations, financial condition, and operating results.

The Company's operations are subject to licenses and permits issued by the government. All the telecommunications activities of the Company and about all of the telecommunications equipment it uses are subject to licensing and certification. The uncertainty of government regulation concerning the Company's license holding and extension thereof and telecommunications equipment certification may lead to situations where the Company may find it difficult or impossible to maintain or extend its licenses or to import and use such equipment.

Another risk is that the Company may lose a certain segment of the telecommunications market if competitors introduce new technologies, which may expand its clients' telecommunications capabilities or significantly reduce their costs.

To maintain its market share and retain competitiveness the Company must continue to take into account and use the rapidly developing technology and introduce cost-competitive services, which meet the sector's constantly changing standards.

2.5.2 Country and Regional Risks

The Company's operations may be negatively affected by changes in Russia's political and social sphere and its uncertainty. During the past decade, substantial political changes took place in connection with a transition from the socialist-era centralized command political system to a pluralistic market-oriented democracy. Numerous changes were implemented in those years, but it is not yet guaranteed that political and economic reforms required to complete the transition will continue or be successful.

In March 2004 Presidential Decree No. 314 was adopted which changed the structure of the Russian federal executive authorities (Decree No. 314). The former six types of federal authorities (ministries, committees, services, commissions, overseeing bodies and agencies) were replaced by three levels of federal bodies: ministries, services and agencies reporting directly to the ministries or to the chairman of the Government. The ministries were granted the functions of determining governmental policy in respect of relevant sectors they regulate and adopting normative legal acts on the basis of federal laws and acts of the President and Russian Government; the services were vested with control and supervision functions in relevant sectors and with powers to issue legal acts not containing generally applicable rules; and the agencies were assigned duties to manage state property and render governmental services.

Within the framework of the above changes, the Russian Federation Ministry of Communications and Informatization was abolished as an independent federal executive authority. Its functions were transferred to the newly established and larger Ministry of Transportation and Communications of the Russian Federation. Accordingly, the currently existing structure of executive authorities responsible for regulation of the telecommunications sector comprises three bodies: the Ministry of Transportation and Communications of the Russian
Federation, the Federal Service on the Oversight in the Sector of Communications, and the Federal Agency of Communications.

There is no certainty that the separation of law making and law enforcement functions through the creation of the above federal bodies will be a success. The more complex structure of control over the telecommunications industry, including the greater number of bodies authorized to regulate the communications market, may complicate the timing and procedure of carrying out law enforcement functions by the newly created bodies.

Disagreements among federal, regional, and local authorities and other conflicts may create an unstable business environment, which would impair the Company's long-term planning potential and hinder investment in Russia, thereby affecting the value of the Company's securities. Besides, there are ethnic, religious, and social disagreements leading from time to time to tensions and even to armed conflicts. For example, the 2001 Federal Constitutional Law on the State of Emergency makes it possible, under certain circumstances, to declare a state of emergency throughout Russia or in any part of its territory, which may impair the investment climate. That, in turn, may affect the Company's operations.

The Company's operations may be adversely affected by social tensions in the field of employment. In order to avoid such extraordinary developments, the Russian Federation Labor Code, which became effective on February 1, 2002, provides for a transition to a new employee compensation system, under which the minimum wage may not be set below the subsistence level of the relevant region.

The Company's planning and strategies may be affected by the failure of the Russian Government and its agencies to provide reliable official data. Official statistics and data published by Russia's federal, regional, and local authorities are much less reliable than those available in Western countries, and no guarantees are provided as to reliability of the sources or the information in Russia. Official statistics in Russia may be based on data differing from those used in the West. The absence of reliable statistics about major trends in the Russian economy may affect the Company's long-term planning and implementation of its investment plans.

2.5.3 Financial Risks

Financial risk is an unbiased effect of functioning of any company in Russia and worldwide, although some risk characteristics are determined by personal management decisions. In that way it is to be noticed that the key indicator of risk level is a biased one.

On our opinion the Company is affected by the following financial risks (there is a consideration of risks with high impact on the Company's activities in the present economic circumstances):

Risk of inflation

The inflation risk reflects the probability of value lost of capital and revenues in respect of money purchasing power reduction.

Recent years the inflation rate has had a tendency for decreasing, so in the year of 2000 the inflation rate amounted to 20.2%, in 2001 - 18.6%, in 2002 - 15.1%, in 2003 - 12%. The inflation forecast for the year of 2004 is concerned on estimations of 8-10%. The rate of inflation calculated from the beginning of the year is within the forecast limits. However, taking into account the key world economic indicators and tendencies as well as Russian political and economic factors the stability of Russian economy and absence of inflation processes could hardly be predicated with the high level of confidence.

The major part of revenues and expenses of the Company is nominated in Russian rubles (RUR), so inflation can affect the expected returns of the Company as a result of decreasing purchasing power of money.

In order to minimize the inflation risk the returns on the Company's investments should exceed the expected rate of inflation.

Exchange rate risk (Currency risk)

The Company is handling its foreign-economic activities, so a part of its assets (e.g. accounts receivable from international telecommunications operators) and liabilities (e.g. accounts payable to international telecommunications operators and other organizations as well as the major part of credit commitments) is nominated in foreign currencies.

In this view the Company is affected by the exchange risk as a probability of losses concerned on currency fluctuations. While increasing of exchange rate of foreign currency to RUR the Company will incur extra losses due to redeeming of liabilities. In present the Company does not apply financial instruments for currency risk hedging.

In the middle of June 2004, most of the provisions of the recently adopted Federal Law of the Russian Federation No. 173-FZ "On Currency Regulation and Currency Control" (the "New Currency Control Law") will come into force. The New Currency Control Law provides restrictions for a number of currency operations using special accounts, and a requirement of money depositing in amount of 20-100% for the period from 2 months to 1 year accordingly to the type of capital flow operation. As all applicable regulations set by the Central Bank will be cancelled and new ones ascertained and clarified the statements of the new Law will be adopted, the legislation changes consequences can be hardly assessed in the full measure.

Liquidity risk

Liquidity risk is an inability of the Company to redeem its liabilities and the occasion of possible losses from decreasing quality and disposal value of assets (decreasing of assets liquidity).

In November of 2003 the international rating agency Standard and Poor's upgraded the credit rating of the Company from B- to B with positive forecast. Accordingly to the rating system the B-grade commitments are defined as follows "the insurer currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the insurer's capacity or willingness to meet its financial commitments". However the positive tendency is a very important factor for credit risk assessment of the Company as well as of Russia.

In the Standard and Poor's report is noticed that OJSC Rostelecom has achieved the sufficient level of liquidity by improving money balance and reducing current liabilities.

However the liquidity risk is related to other types of financial risks, negative influence of which may decrease the Company's solvency.

Credit risk (Risk of default)

The credit risk arises when service consumers and other counterparties of the Company cannot meet their liabilities in the full measure as of the exact date or on any other.

Although the Company has an efficient system of accounts collecting this type of risk can affect it. In past years and now the Company may not avoid the payment delays of some non-profit state organizations, state ministries, state departments and some international operators.

Besides, the Company allocates available cash assets into bank deposits, promissory notes and other financial instruments. The banking sector in Russia becomes stable and expanses actively, but still there is a probability of default on bank deposits, certificates of deposit and issued debt instruments.

Interest rate risk

Interest rate risk arises from an unexpected probability of interest rate fluctuations at the financial and money markets (deposit interest rates, credit interest rates, securities interest rates). In addition to inflation factor the risk of interest rate change is determined by financial market conditions, available money supply and other factors.

Interest rate risk may affect the Company's credit policy, short-term financial investments and other financial operations.

Tax risk

The process of tax system reforming in Russian Federation raises level of tax risk for the Company. The tax reform is being implemented through continuing amendments of tax legislation. Frequently, these amendments are not well drafted and allow varied interpretation that can affect the Company's activities and future revenues.

This type of financial risk is related to the uncertainty of new tax regulations, tax rate increasing, base of tax assessment widening, existing tax benefits abolition, changes in tax repayment scheme.

Tax risk being an unpredictable event for enterprises may have a material effect on the financial solvency and business results of the Company.

2.5.4 Legal Risks

Risks associated with Russia's legal system include: (1) potential dependence of the judiciary on various economic, and political factors; (2) inconsistencies of legislation and regulations of executive agencies and local self-government bodies; (3) the lack of well-developed judicial practices in implementing certain laws and in application thereof by executive agencies; (4) inconsistency in judges' interpretation of new legal rules; (5) unpredictability regarding enforcement of foreign judgments and arbitral awards.

Russian  laws  governing  issues  of  ownership,   corporate   governance,   and
supervision of Russian companies' operations are relatively recent, and their consistent implementation practices are yet to be developed by various courts.

Besides, important amendments to a number of major Russian laws have been made and taken effect very recently, including those on taxes and levies, labor relations, state registration of legal entities, administrative offenses, bankruptcy, allocation of government property, and licensing. Many Russian laws have been in effect for a relatively short time, no consensus exists about the scope, content, and pace of economic and political reforms, and Russia's legal system is rapidly developing, sometimes at variance with the market development trends, - all these factors may lead to uncertainties, inconsistencies, and adoption of laws and regulations not founded on a sound constitutional or legislative basis, which, in the long run, would heighten investment risks. All these issues may affect the Company's ability to exercise its rights and to protect itself from third-party claims.

Quite commonly, Russian laws just define the general principles, providing no implementation mechanism, while government agencies have broad powers in interpreting laws. This leads to unpredictable applications of laws, and there is a possibility that no real remedies against such applications exist. But some violations of Russian legislation, especially currency control legislation, may entail heavy penalties and negative consequences.

All these factors make recovery of damages in several categories of cases difficult to predict. Besides, judgments are not always properly enforced. The judicial reform currently under way, including the adoption of the 2002 Arbitrazh Procedural Code and the 2002 Civil Procedural Code, envisages a more practical approach in handling certain matters, but that approach also gives rise to new issues, resulting, in particular, from the fact that judgments rendered by arbitrazh and general jurisdiction courts may contradict decisions rendered by the Constitutional Court of the Russian Federation regarding validity of regulations adopted by government agencies.

The  enactment  of the new  version  of the  Federal  Law on  Licensing  Certain
Activities, which became effective in 2002, and ensuing subordinate acts concerning licensing of certain activities (other than telecommunications), greatly complicated the licensing procedures for water management and dangerous waste disposal for the Company. These uncertainties and licensing authorities' inconsistent behavior in this sphere may adversely impact the Company's ability to extend or obtain licenses for activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company's complaints against licensing bodies' unlawful actions.

On January 1, 2004, the Tax Code chapter on corporate property tax took effect, changing the method of calculation and payment of corporate property tax. Uncertainties regarding interpretation of Russia's new tax legislation by tax authorities and courts complicates tax planning and may expose the Company to penalties, despite its conscientious efforts to comply with that law. At present, however, a reform is under way to improve and simplify Russia's tax system and to reduce the tax burden. The reform is intended to codify the tax laws in the form of a Tax Code and to continue amending the tax laws. The ambiguity of new tax laws and the absence of established implementation practices may lead to different interpretations of the laws by the Company and tax authorities and expose the Company to penalties, regardless of its commitment to comply with the tax laws.

The ambiguity of some new Russian laws on securities and corporations may lead to heavy penalties and repression, despite companies' commitment to comply with the law. Disclosure and reporting requirements, fraud control, insider trading restrictions and fiduciary duty are relatively new to Russia and not known to many Russian companies and executives. Although some important areas of business are not really supervised, some other areas of Russian companies' activities are subject to regulation, and this may cause delays in issuing securities and gaining access to capital markets. The Company's shareholders may be exposed to risks resulting from the lack of effective government supervision of share registrars.

According to the Presidential Decree of March 9, 2004, No. 314 "On system and structure of federal authorities" the control and supervision functions on securities market activities of former Federal Commission for the Securities Market (FCSM) were transferred to the newly established Federal Service for the Financial Markets (FSFM), which has wider-ranging power than the FCSM.

Ownership of paperless shares of Russian joint-stock companies is created by registration in a share register and is certified by an extract from this register. The Russian Federation Federal Commission for the Securities Market has issued directives on registrar licensing and operating regulations. But in practice, those directives and regulations are not strictly followed, or, conversely, registrars use their powers to enforce requirements of their own. However, failure to comply with those directives and regulations may deprive a registrar of the license, and as a result, the shares of the relevant company will stop being traded in all the stock exchanges. In the absence of a centralized and closely regulated share registration system in Russia, share transactions may be registered in an incorrect or inaccurate manner and share registration records may be lost through fraud, neglect, or manifest error on the part of the registrar.

2.5.5 Risks Related To The Issuer's Operations

The Company is facing risks in dealing with end users in Moscow - the only region of Russia where Rostelecom deals with end users directly, providing long-distance and international telecommunications services and billing the clients. Competition is tough in the Moscow telecommunications market, especially in the corporate client segment. The Company's share of the corporate client market segment in Moscow has been shrinking, and so has the relevant income. Even with the new management team appointed for its Moscow branch in February 2003, the Company may fail to consolidate or even keep its share of the Moscow market. Besides, Rostelecom is facing the problem of unauthorized access to its communications network in Moscow; as a result, there is a risk that a portion of the client bill amounts may never be recovered. If the income of the Company's Moscow branch continues to shrink, that would considerably impair the Company's performance.

The Company expects a rapid growth of market demand for certain services recently introduced or being developed by it, including, in particular, intelligent network services and integrated services digital network operations
(ISDN). If market demand for those services does not increase as rapidly as expected, the Company's ability to further grow its income may be limited. Also, if the Company does not develop and market the services in a timely manner, it may fail to benefit from the increased demand for them.

The Company is exposed to risks in recovering receivables, for it has faced and continues to face considerable delays in receiving payments from some government-funded organizations and ministries and from some international operators. If payments are delayed by regional companies and bad debts owed to the Company increase to a significant level, this may considerably impair the Company's operations, financial conditions, and performance.

The Company's operations depend on timely availability of modern switching and other network equipment. At present, the Company purchases switching equipment components and some network equipment from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co., Ltd. and Ericsson Nikola Tesla. The Company's operations would be impaired if it were unable to receive equipment components or equipment required on a regular basis from its existing or alternative suppliers, or if the relevant prices increased significantly.

The Company, its principal shareholders, and affiliates are involved in transactions with each other and are likely to conduct such transactions in the future as well. This may lead to conflicts of interest among the Company, its affiliates and principal shareholders or their affiliates, which may lead to entry into transactions other than arm's length transactions.

Although the Company does have equipment to provide backup capacity to cover operating failures, its communications network is still exposed to a number of risks, some of which are beyond the Company's control, namely:

o    software and hardware damage that may be caused by a fire;

o    electricity supply interruptions;

o    acts of God, and

o    general communications network failures.

Any failure of the Company's communications network or other systems or hardware causing a major interruption in operation, may lead to considerable adverse consequences for the Company's operations, financial condition and performance. The Company's performance also depends on its ability to integrate new technology and processes into the existing communications network, which may increase the risk of system failures and network loads. Lengthy or major system failures and access or Company's interconnection problems that clients may encounter would damage the Company's reputation, reduce the number of clients and decrease profits and lead to financial losses.

The Company's operations would be considerably impaired if it lost some of its key managers. The Company depends on its top executives to implement its strategies and direct current operations. Besides, top executives' personal connections and relationships are important for the Company's overall business performance. There can be no guarantees that the executives will stay with the Company. Although the Company believes that, if necessary, it could replace any high-profile employees, but losing such key figures could impair the Company's operations, financial condition, and performance.

At present, the Company appears to be a party in the number of court hearings concerned with its current operations and undesirable decision risk of which doesn't exceed the usual for such activities.

III. Detailed Information On The Issuer

3.1  The Issuer's Establishment and Development

3.1.1 The Issuer's Corporate Name

Previous name: Joint-Stock Company Open-Type Long-Distance and International Telecommunications Rostelecom, or Open-type JSC Rostelecom. It was a valid name from September 23, 1993, to August 26, 1997.

Currently the Company exists as Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom, or OJSC Rostelecom. The name was changed due to the changes in federal legislation.

The Company's name was registered on August 26, 1997, when the Company's foundation documents were changed in conformity with changes in the legislation on joint-stock companies. Prior to that, the Company's name, registered on September 23, 1993, was Joint Stock Company of the Open Type Long-Distance and International Telecommunications Rostelecom.

The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services: class 35 activities - export and import operations; class 36 activities - real property leasing, intermediary services, capital investment, financing, lending operations; class 37 activities - construction and repair operations; class 38 activities - communications. The country of registration is the Russian Federation. Registered with the State Register of Trademarks and Service Marks on April 10, 1995.

Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities - long-distance and international telephone communications. Registered with the USSR State Register of Trademarks on March 6, 1985.

3.1.2 State Registration of the Issuer

On September 23, 1993, the Company was registered by the Moscow Registration Chamber State Agency; registration number: 021.833.


On September 9, 2002, the Moscow City Department of the Ministry of the Russian Federation for Taxes and Duties entered the Company in the Unified State Register of Legal Entities as a legal entity registered prior to July 1, 2002, assigning to it the main state registration number: 1027700198767.

3.1.3 Issuer's Establishment and Development

Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union's collapse in December 1991, the composition of Sovtelecom's shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia's telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia's communications sector. The guidelines for the privatization of Russia's long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter "GKI") dated December 30, 1992 (hereinafter, "Order No. 1302-r"). In accordance with Order No. 1302-r, Russia's state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom's charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom. Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom's ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company's charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

In 1993-1994, another 14.1% of Rostelecom's charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom's Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom's shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by Russian Federation State Committee for State Property Management Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r).

In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom shareholders in January and November 1995, respectively. The relevant version of Rostelecom's Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

At present, Rostelecom's charter capital totals 2,334,376 rubles and consists of 700,312,800 ordinary shares placed and 233,437,600 Class A preferred shared placed, with a par value of 0.0025 rubles each (hereinafter, Class A preferred shares). The Company's Charter (as amended) stipulates that another 933,750,400 ordinary shares with a par value of 0.0025 rubles each have been declared but not yet placed. The Charter authorizes the Rostelecom Board of Directors to issue additional ordinary shares within the limit declared but not issued without seeking shareholder additional approval.

On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 officially reaffirmed Rostelecom's status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations.

At present, the Company offers the services of long-distance and international telecommunications throughout Russian territory on the ground of License No. 29777 issued by the Ministry of Communications as of December 11, 2003.

In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) - a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia's telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cyprus-registered investment consortium.

On February 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange.

On October 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

On February 17, 1998, Rostelecom's ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

In June 1999, the general meeting of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by acceding MMT to Rostelecom. Following the completion of the accession procedure, a new version of the Company's Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company's reorganization and legal succession to all the rights and obligations of OJSC MMT that acceded to it.

To accommodate the reorganization, the Decision on issue of Rostelecom's shares was adopted by Rostelecom's Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the general meeting of the Company's shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1,
1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. The Company's additional ordinary shares were placed by way of conversion of the MMT's ordinary shares into ordinary shares of Rostelecom, and the Company's preferred shares were placed by way of conversion of the MMT's preferred shares into them.

Following the completion of the additional share placement procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16,
1999)  and  of  Class  A  preferred  registered  shares  (registration   number:
2-02-00124-A of August 16, 1999) of Rostelecom.

On September 9, 2003, as per Russian Federation Federal Commission for the Securities Market Order No. 03-1915/r, Rostelecom shares were consolidated as follows:

- the state registration numbers previously assigned to the issues of Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 1-01-00124-A of September 9, 2003;

- the state registration numbers previously assigned to the issues of Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

At present, Rostelecom's outstanding share capital amounts to 2,428,819.4725 RUR and consists of 728,696,320 ordinary registered paperless shares and of Class A preferred registered shares with a face-value of 0.0025 RUR each. The Charter of the Company permits an additional issue of 905,330,221 ordinary shares and of 531 Class A preferred shares with a face-value of 0.0025 RUR (authorized shares). According to the Company's Charter the Board of Directors of the OJSC Rostelecom is authorized for additional public offerings of ordinary shares in case if the number of allocated shares does not exceed 25% of the outstanding shares.

On July 11, 2003, Rostelecom's ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

3.1.4 Contact Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is a legal entity organized under the laws of the Russian Federation, with a registered office at: 5 Delegatskaya St., Moscow 127091.

The Company's General Executive Board is located at: 14, 1st Tverskaya-Yamskaya St., Moscow 125047; phone: +7 (095) 972-8283; fax: +7 (095) 787-2850, e-mail:
info@rostelecom.ru, web site: http://www.rt.ru.

The Company's Public and Investor Relations Department and Securities Division are located at: 14 1st Tverskaya-Yamskaya St., Moscow 125047; phone: +7 (095) 973-9920 and +7 (095) 973-9921 respectively; fax: +7 (095) 787-2850, e-mail:
oracb@hq.rt.ru, web site: http://www.rt.ru/icenter.

3.1.5 Taxpayers's Identification Number (TIN)

The following taxpayer's identification number (TIN) has been assigned to the Company by the tax authorities: 7707049388.

3.1.6 Issuer's Branches and Representative Offices

The Company has the following branches:

(1)      North-Western Branch

         Opened on September 23, 1993
         Location: 15 ul. Dostoyevskogo, St. Petersburg 191002
         Mailing address: 15 ul. Dostoyevskogo, St. Petersburg 191002 Head of Branch: Yevgeny Vladimirovich Gerasimov
         Power of attorney expires on March 5, 2006

(2)      Volga Region Branch

         Opened on September 23, 1993
         Location: 292 ul. Sadovaya, Samara 443001
         Mailing address: 292 ul. Sadovaya, Samara 443001
         Head of Branch: Sergei Valerievich Omelchenko
         Power of attorney expires on March 5, 2006

(3)      Siberian Branch

         Opened on February 5, 1993
         Location: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122 Mailing address: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122 Head of Branch: Anatoly Ivanovich Parfyonov
         Power of attorney expires on October 20, 2006

(4)      Southern Branch

         Opened on February 5, 1993
         Location: 152 ul. Pushkinskaya, Rostov-on-Don 344006
         Mailing address: 152 ul. Pushkinskaya, Rostov-on-Don 344006 Head of Branch: Alexander Leonidovich Afanasiev
         Power of attorney expires on July 31, 2005

(5)      Urals Region Branch

         Opened on February 5, 1993
         Location: bld.4a, Asbestovsky pereulok, Yekaterinburg 620067 Mailing address: bld.4a, Asbestovsky pereulok, Yekaterinburg 620067 Head of Branch: Nikolai Ivanovich Vydria
         Power of attorney expires on March 5, 2006

(6)      Far-Eastern Branch

         Opened on February 5, 1993
         Location: 23 ul. Pushkina, Khabarovsk 680000
         Mailing address: 23 ul. Pushkina, Khabarovsk 680000
         Head of Branch: Vladimir Viktorovich Novichkov
         Power of attorney expires on March 5, 2006

(7)      Central Region Branch

         Opened on January 1, 2002
         Location: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow 123298 Mailing address: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow 123298 Head of Branch: Vladimir Alexandrovich Petrov
         Power of attorney expires on October 7, 2006

(8)      Training Center (UPTs RT)

         Opened on August 26, 1997
         Location: Village Bekasovo, Naro-Fominsk District, Moscow Region 143380 Mailing address: Village Bekasovo, Naro-Fominsk District, Moscow Region 143380
         Head of Branch: Olga Viktorovna Zaitseva
         Power of attorney expires on November 28, 2006

(9)      Mezhdugorodny i Mezhdunarodny Telefon (MMT)

         Opened on September 23, 1993
         Location: 30 ul. Goncharnaya, Moscow 109172
         Mailing address: 30 ul. Goncharnaya, Moscow 109172
         Head of Branch: Igor Alekseevich Kalugin
         Power of attorney expires on March 5, 2006

The Company has the following representative offices:

(1)      Representative Office in Geneva, Switzerland

         Opened on May 14, 1999
         Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Mailing address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
         Head of the Representative Office: Yevgeny Alekseevich Kolosov
         Power of attorney: not issued.

(2)      Representative Office in Yerevan, Republic of Armenia

         Opened on April 11, 2002
         Location: 28 ul. Nalbandiana, Yerevan 375010
         Mailing address: 28 ul. Nalbandiana, Yerevan 375010
         Head of the Representative Office: not appointed.
         Power of Attorney: not issued.

3.2  Issuer's Principal Operations

3.2.1 Issuer's Field of Business

The Company's main activity code according to the OKVED classification (the National Classification of Economic Activities) is: 64.2 Telecommunications.

3.2.2 Issuer's Principal Operations

OJSC Rostelecom is Russia's national telecommunications operator and principal provider of international and long-distance communications services. It owns and operates the nationwide trunk telecommunications network. Rostelecom occupies the leading positions in the telecommunications market and transfers the bulk of long-distance and international traffic in Russia, providing services to Russian operators, including all the 7 interregional companies (IRC), alternative operators, and mobile phone communications operators throughout Russia.

At present, OJSC Rostelecom is the only telecommunications operator licensed to transmit wholesale domestic and international traffic, therefore holding a monopoly in that market. Local operators, including interregional companies, invoice their clients for outgoing long-distance and international calls, and the Company invoices the operators for traffic volume.

In Moscow, Rostelecom renders long-distance and international telecommunications services to end users through the local operator's access network and invoices the users directly. Besides, Rostelecom provides telecommunications services to various state-owned and state-funded organizations, enterprises, and agencies throughout Russia and maintains the operation of ground networks of most television and radio broadcasting companies. Rostelecom has the exclusive rights to terminate incoming international voice traffic from foreign operators.

Rostelecom has introduced and is developing quite a few new services which substantially complement its existing international and long-distance telecommunications services. The Company also provides multimedia communication services, leases out digital communication channels, and uses its network to transmit television and radio broadcasts for TV and radio companies throughout Russia.

Rostelecom's major markets are:

o    the international telecommunications operators' market;

o    the Russian market of established and alternative local operators;

o    the Russian communications services end users' market in Moscow.

The demand for Rostelecom's services can be described as stable, without any significant seasonal fluctuations. Any appreciable "seasonal" fluctuations in demand for telecommunications services occur on certain dates, such as public holidays. However, the wide range of services provided by Rostelecom significantly mitigates such fluctuations.

Information about the Issuer's income for the reporting quarter broken down by main business activities, in absolute and percentage terms, is noted below.

----------------------------------------------------------------------------------------------------------------
   Indicator                    the year of  the year of  the year of   the year   the year of  1st Quarter of
                                   1999         2000         2001       of 2002       2003           2004
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   Revenue for the fiscal        15,207,065   16,870,215   19,229,816  25,408,768   29,927,943       8,839,004
   year
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   Revenue from the              15,099,453   16,763,502   18,841,609  25,163,842   29,463,456       8,727,139
   operation activities
   (telecommunication
   services)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   Operating revenue margin             99%          99%          98%         99%          98%             99%
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
   Operating revenue change             70%          11%          12%         34%          17%               -
----------------------------------------------------------------------------------------------------------------


3.2.3 Principal Products (Works, Services)

The main services  provided by the Company are  long-distance  and international
traffic   transit   services   and  leasing  out   communications   channels  to
telecommunications operators.


-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
     Long-distance traffic       the year of    the year    the year of    the year     the year    1st Quarter
                                     1999        of 2000        2001        of 2002      of 2003      of 2004
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Output, units (thousand            3,914,974    4,960,419     6,178,898    7,136,215    8,219,580     2,269,128
minutes)
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Annual average price, rubles            1.14         1.17          1.14         1.23         1.50          1.85
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Products (works, services)         4,464,140    5,809,510     7,072,890    8,774,746   12,360,377     4,204,236
sales revenue, rubles
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
% of total revenue                       29%          34%           37%          35%          41%           48%
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------

-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
     International traffic       the year of    the year    the year of    the year     the year    1st Quarter
                                     1999        of 2000        2001        of 2002      of 2003      of 2004
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Output, units (thousand            1,857,259    1,841,101     1,950,786    2,207,902    2,617,270       737,924
minutes)
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Annual average price, rubles            3.16         4.83          4.57         5.45         4.62          4.19
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Products (works, services)         5,861,700    8,899,580     8,913,152   12,034,116   12,080,309     3,090,262
sales revenue, rubles
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
% of total revenue                       39%          53%           46%          47%          40%           35%
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------

-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
        Channel leasing          the year of    the year    the year of    the year     the year    1st Quarter
                                     1999        of 2000        2001        of 2002      of 2003      of 2004
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Output, units (thousand               61,656       63,487        62,639       65,430       72,695        84,002
minutes)
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Annual average price, rubles           18.61        22.13         27.04        36.72        38.07         11.86
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Products (works, services)         1,147,657    1,405,075     1,693,461    2,402,361    2,767,354       996,308
sales revenue, rubles
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
% of total revenue                        8%           8%            9%           9%           9%           11%
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------
Tariffs growth rate, %                               119%          122%         136%         104%           31%
-------------------------------- ------------- ------------ ------------- ------------ ------------ -------------


The marketing systems of each principal product (works, services) are shown below.

--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------
   Products         Selling patterns      the year    the year    the year    the year    the year        1st
   (works,                                 of 1999     of 2000     of 2001     of 2002     of 2003      Quarter
  services)                                                                                             of 2004
--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------
--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Long-distance   Direct sales, %               47%         46%         44%         38%         28%         23%
traffic
---------------
                Controlled                    53%         54%         56%         62%         72%         77%
                distribution, %
--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------
--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------
International   Direct sales, %                 -         69%         51%         61%         59%         56%
traffic
---------------
                Controlled                   100%         31%         49%         39%         41%         44%
                distribution, %
--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------
--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Channel         Direct sales, %               94%         95%         97%         78%         95%         97%
leasing
---------------
                Controlled                     6%          5%          3%          2%          5%          3%
                distribution, %
--------------- ------------------------- ----------- ----------- ----------- ----------- ----------- -----------


The production and sale costs structure for each principal product (works, services) accounting for 10% and over of total revenue as a percentage of total cost value.

--------------------------- ------------------------------------------ ------------------------------------------
Cost items                              the year of 2003                          1st Quarter of 2004
--------------------------- ------------------------------------------ ------------------------------------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
                            Long-distance International    Channel     Long-distance International    Channel
                              traffic       traffic        leasing       traffic        traffic       leasing
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Feedstock and materials,         2.43%         0.54%          3.95%         1.61%          0.54%         4.03%
%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Components and
semi-finished products           2.43%         0.54%          3.95%         0.00%          0.00%         0.00%
purchased, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Contracted production            2.43%         0.54%          3.95%        54.81%         77.94%        16.73%
services, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Fuel, %                          2.43%         0.54%          3.95%         0.86%          0.19%         3.07%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Electricity, %                   2.43%         0.54%          3.95%         1.74%          2.01%         0.76%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Wages and salaries, %            2.43%         0.54%          3.95%        10.65%          3.87%        28.07%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Loan interest, %                 0.00%         0.00%          0.00%         0.00%          0.00%         0.00%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Rents, %                         0.79%         0.28%          0.66%         0.56%          0.66%         0.26%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Social fund deductions, %        2.85%         0.76%          4.91%         3.37%          1.22%         8.87%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Fixed asset depreciation,       20.04%        11.77%         28.25%         9.34%          6.12%        18.84%
%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Tax-deductible costs, %          0.58%         0.14%          1.03%         0.14%          0.05%         0.42%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Other costs (specify), %        11.05%         7.09%         13.21%        16.93%          7.40%        18.94%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Amortization of                  0.00%         0.00%          0.00%         0.00%          0.00%         0.00%
intangible assets, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Innovation remuneration,         0.00%         0.00%          0.00%         0.00%          0.00%         0.00%
%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Mandatory insurance              4.41%         2.01%          4.08%         1.24%          1.43%         0.54%
premiums, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Entertainment costs, %           0.04%         0.03%          0.04%         0.02%          0.03%         0.01%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Other costs, %                   6.60%         5.05%          9.09%        15.67%          5.95%        18.39%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Total production and           100.00%       100.00%        100.00%       100.00%        100.00%       100.00%
selling costs, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Sales revenue, %                  146%          160%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Total production and            34.11%        41.04%         11.09%        44.59%         33.45%         7.66%
selling costs, % of total
costs
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------

Calculations cited in this section of the quarterly report have been made in accordance with the Russian Accounting Standards.

3.2.4 Issuer's Suppliers Accounting For 10% Or More Of Total Supplies To The Issuer, With Percentages Of The Total Supplies Specified

The Company's suppliers accounting for 10% or over of total supplies of basic process equipment, as of March 31, 2004, are: Huawei Technologies Investments Co. LLC (15% of the total supplies), Siemens AG (23% of the total supplies), Ericsson Nikola Tesla AG (19% of the total supplies), Sumitomo Corporation (19% of the total supplies).

100% of basic process equipment is imported. However, Rostelecom's principal suppliers are major telecommunications equipment manufacturers competing in the world market and providing comparable equipment, so Rostelecom can rely on purchasing equipment from those suppliers. Besides, the equipment supply contracts include the suppliers' obligation to manufacture and provide maintenance support for a long period of time (about ten years).

3.2.5 Target Markets For The Issuer's Products (Works, Services)

The Company is Russia's largest fixed telecommunications operator. It owns an up-to-date digital telecommunications network covering almost the entire territory of Russia. In all the regions, except Moscow, the Company is an operator for operators, providing them with a full range of trunk network services and incorporating Russian operators' networks into a single transnational network. In Moscow, the Company provides international and long-distance telecommunications services to end users, using the local operator's infrastructure, and invoices its users directly.

In 2003, the Company retained its leading positions in the long-distance communications market (the figures shown here below are estimates):

- the Company handles 78% of Russia's long-distance traffic, in physical terms;

- the Company handles 65% of Russia's outgoing international traffic, in physical terms;

- the Company handles 60% of Russia's incoming international traffic, in physical terms;

-    the  Company   handles   47%  of  Moscow   end-users'   long-distance   and
     international traffic (including subscribers of MGTS, alternative and cellular communications operators), in physical terms.

The Company has no consumers accounting for 10% or over of total sales, as of March 31, 2004.

In the regional and alternative operators' traffic market, a negative role is played by the rapid development of "voice-over-IP" (VoIP) operators, taking advantage of gaps in existing legislation and circumventing industry regulations. Besides, VoIP operators' tariffs are not regulated. Therefore, long-distance and international traffic gets refilled into data transfer networks.

Apart from the above, the share of long-distance traffic in fixed telecommunications networks is affected by the development of cellular communications, which leads to a redistribution of traffic to mobile networks, due to the nature of the product and its price.

To address these adverse factors, Rostelecom:

-    is taking an active part in improving industry regulations;

-    is working to optimize its tariff policies.

3.2.6 Working Capital And Inventory Management Practices

The Company's working capital policy is to minimize receivables and to take other actions to improve the structure of Chapter 2 of the Assets Section of the Company's Balance Sheet.

As long as the Company is a service provider, inventories and materials account for only a negligible portion of production costs. Therefore, calculating inventory turnover ratios makes no economic sense.

3.2.7 Raw materials

The  Company's  main  business  activity  is  provision  of   telecommunications
services. Therefore no raw materials are required.

3.2.8 Principal Competitors

Rostelecom is working to maintain its position as the industry's leader, as the reform of Russia's telecommunications market is focused on its liberalization, by building an efficient competitive business capable of anticipating customer's wishes.

The Company monitors the competition in order to address competitors' impacts on its own operations. In building its development strategy, the Company reviews the activities of alternative and overlay network operators, with special attention given to the companies listed below (all data (in mln. US$) stated below is estimation).

Long-distance telephone traffic passage

----------------- -------------- ----------- ---------------------------------------------------------------------
    Company        Country of    2003 sales                         Market share (est.), %
                  registration
----------------- -------------- ----------- ---------------------------------------------------------------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
                                                 1999          2000          2001          2002          2003
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
OJSC Rostelecom        RF           390           90            85            80            78            79
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
CJSC MTT               RF            42           1             2             4             7             9
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
Sovintel               RF            23           3             4             6             8             7
(Golden Telecom)
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
CJSC                   RF            5            0             0             0             <1            <1
Transtelecom
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
LLC Equant             RF            5            <1            <1            1             2             1
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
CJSC                   RF            4            <1            <1            <1            1             <1
TeliaSonera
International
Carrier Russia
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------

International telephone traffic transit (The table below concerns only the outgoing international long-distance traffic except traffic termination for international operators)

------------------- -------------- --------- ---------------------------------------------------------------------
     Company         Country of    2003                             Market share (est.), %
                    registration    sales
------------------- -------------- --------- ---------------------------------------------------------------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
                                                 1999          2000          2001          2002          2003
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
OJSC Rostelecom         RF            260            98            96            93            87            83
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
CJSC MTT                RF             25             1             2             4             6             9
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
CJSC   TeliaSonera
International           RF             11            <1             1             2             4             4
Carrier Russia
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
LLC Equant              RF              5            <1            <1            <1             1             2
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
LLC       Sovintel      RF              5            <1            <1            <1             1             2
(Golden Telecom)
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------


Overall, the Company's services remain competitive, however the Company has the following limitations:

- distribution channels in the end-user market are not performing well enough;

-    higher end-user tariffs;

The Company has the following advantages:

-    the brand is well recognized by operators and major corporate customers;

-    the range of services is broad;

-    tariffs for conventional operators are attractive;

-    it runs a far-flung network and infrastructure throughout the country.

Outgoing long-distance and international communications traffic in Moscow

---------------------- ------------- -------- --------------------------------------------------------------------
       Company          Country of   2003                           Market share (est.), %
                       registration   sales
---------------------- ------------- -------- --------------------------------------------------------------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
                                                  1999          2000          2001         2002          2003
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
OJSC Rostelecom             RF          212            81            80            76           77            57
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
CJSC Telmos                 RF            4           2.5           2.2             2          1.4           1.0
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
CJSC Central                RF            7           1.3           1.4           1.2          1.3           2.2
Telegraph
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
CJSC Comstar                RF           11           2.4           2.5           2.6          2.3           3.2
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
CJSC Combelga               RF           11             2           2.2           2.3          2.5           5.0
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
LLC Equant                  RF           14             3           3.4             4          3.3           5.1
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
CJSC MTU-Inform             RF           14           2.7           3.2           3.5          3.4           4.4
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------
LLC Sovintel                RF           21           4.5             5           5.4          5.6           4.0
---------------------- ------------- -------- ------------- ------------- ------------- ------------ -------------


Strengths:

o A monopoly position in the long-distance communications services market and a national operator status. That and the reputation of a never-defaulting payer make Rostelecom an attractive target for investment, including foreign investment, which can be used to develop the network.

o The Company's Moscow branch has well-established technology and enormous customer-service experience.

Weaknesses:

o Rostelecom has no operating number capacity of its own in the Moscow region, therefore, it largely depends on OJSC MGTS's policies in providing long-distance communications services to PSTN users in Moscow.

o The Company provides services to the public sector (various state-funded companies and organizations).

o Long-distance telephone communications tariffs are heavily regulated by the Government.

Channel leasing services

Long-distance telecommunications channel leasing

Alternative operators that lease long-distance telecommunications channels include:

- operators having their own telecommunication networks (CJSC Transtelecom, CJSC TeliaSonera International Carrier Russia, CJSC Rascom);

- resellers that resell channel capacity to corporate clients with additional packages of services (LLC Equant, Golden Telecom, Inc.).

Satellite telecommunications operators include: Federal State Unitary Enterprise Space Communications, CJSC Zond Holding, CJSC Rustel, CJSC Teleport, CJSC Gazcom.

----------------------- -------------- --------- -----------------------------------------------------------------
       Company           Country of      2003                           Market share (est.), %
                        registration    sales
----------------------- -------------- --------- -----------------------------------------------------------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
                                                    1999          2000         2001         2002         2003
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
CJSC Rostelecom              RF         84.8           49            41           35           32           32
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
Transtelecom                 RF           42            2             5            9           13           16
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
OJSC Svyazinvest             RF           30           15            14         12.4           12           11
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
LLC Equant                   RF           10          2.3             3          3.5          3.3            4
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
Golden Telecom, Inc.         RF           29            4             6            7            8           11
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
CJSC Rascom                  RF           11          3.3           3.2          3.3          3.5          3.5
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
Satellite telecom            RF           46           12            13           15           16         17.4
operators
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------


International telecommunications channel leasing

Alternative operators that lease international telecommunications channels include:

- facilities-based operators (CJSC TeliaSonera International Carrier Russia, CJSC Rascom);

- operators leasing channel capacity from other operators (Cable&Wireless, Golden Telecom, Inc.).

----------------------- -------------- --------- -----------------------------------------------------------------
       Company           Country of      2003                           Market share (est.), %
                        registration    sales
----------------------- -------------- --------- -----------------------------------------------------------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
                                                    1999          2000         2001         2002         2003
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
OJSC Rostelecom              RF         5.95           30            28           25           22           17
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
CJSC TeliaSonera             RF          9.8           22            23           24           26           28
International Carrier
Russia
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
CJSC Rascom                  RF          2.8            6             7            7            8            8
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
LLC Equant                   RF         1.75            4           4.5            5          4.5            5
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------
Golden Telecom, Inc.         USA         7.7           15            16           17           18         22.0
----------------------- -------------- --------- ------------ ------------- ------------ ------------ ------------


Rostelecom has the following competitive advantages:

-    huge and far-flung telecommunications network infrastructure;

-    brand recognition;

- high quality of channel leasing services (especially as compared with satellite telecommunications operators);

-    costs are lower than those of satellite telecommunications operators.

The main factors limiting Rostelecom's competitiveness are difficulties in providing certain services (the last mile connection, network redundancy, etc.).

Issuer's competitive advantages:

1. High reliability and security of telecommunications services provided by the Company.

2. Rostelecom has a countrywide telecommunications network. The Company has numerous points of presence all over Russia, which puts it in a position to provide services almost anywhere in Russia compared to alternative operators.

3. Rostelecom is a member of Svyazinvest holding, so it can use its resources to cause regional conventional telephone communications operators to adopt decisions and tariffs acceptable to the Company's customers.

4. Rostelecom holds a monopoly to pass long-distance and international traffic from telecommunications operators, and that monopoly is likely to continue for about four years or longer after Russia joins the WTO.

5.   Rostelecom has certain organizational and market advantages:

- it is above the competitors in terms of financial capacity to invest into new countrywide telecommunications projects;

- Rostelecom leads Russia's wholesale communications market and significantly influences the Russian market in general.

6.   Technological advantages:

- Rostelecom owns a far-flung primary network and switching facilities throughout Russia;

-    Rostelecom is the main provider of Russia's Internet infrastructure;

-    Rostelecom   maintains   interaction   with  a  great   number  of  foreign
     telecommunication   operators,   so  it  can  have  international   traffic
     transmitted in any directions.


3.2.9 Licenses Held By The Issuer

The Company holds the following licenses:

License number: FLTs 000922-2(III)\BT
Issue date: 27.12.2000
Expiry date: 27.12.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: manufacture of building structures and materials

License number: FLTs 000922-2 (II)\DT
Issue date: 27.12.2000
Expiry date: 27.12.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: GS-1-99-02-26-0-7707049388-007353-1
Issue date: 23.10.2003
Expiry date: 31.10.2008
Issued by: The Russian Federation State Committee for Construction
Activity: designing of buildings and facilities

License number: GS-1-99-02-27-0-7707049388-007354-1
Issue date: 31.10.2003
Expiry date: 31.10.2008
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: 8701
Issue date: 17.10.1997
Expiry date: 01.11.2005
Issued by: The Russian Federation State Committee for Communications
Activity: provision of local telephone communications services

License number: 29777
Issue date: 11.12.2003
Expiry date: 11.12.2013
Issued by: The Russian Federation Ministry of Communications
Activity: provision of long-distance and international communications services

License number: 29778
Issue date: 11.12.2003
Expiry date: 11.12.2013
Issued by: The Russian Federation Ministry of Communications
Activity: provision of channel leasing services

License number: 3136
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3137
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3138
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of cellular radio telephony services

License number: 3226
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telematic services

License number: 3227
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of data transfer services

License number: 27895
Issue date: 05.09.2003
Expiry date: 05.09.2008
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telegraph telecommunications services

License number: 13378
Issue date: 30.11.1999
Expiry date: 30.11.2004
Issued by: The Russian Federation State Committee for Communications
Activity: provision of television and radio broadcasting services and transmission of additional information

Detailed data on communications licenses are presented in item 3.2.13 (Additional requirements to issuers that are providers of communications services), sub-item "Communications Licenses."

3.2.10 Issuer's Joint Operations

During the 1st quarter of 2004, the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).

3.2.11 Additional Requirements To Issuers That Are Joint-Stock Investment Funds Or Insurance Organizations

Not applicable.

3.2.12 Additional Requirements To Issuers That Are Mineral Production Entities

Not applicable.

3.2.13 Additional Requirements To Issuers That Are Providers Of Communications Services

a) Communications licenses

License number: 8701
Activity: provision of local telephone services
Expiry date: 01.11.2005
License terms: The Licensee is authorized to provide public switched telephone network (PSTN) local telephone services. Licensee's communications networks' total fitted capacity: 109,570 numbers.

License number: 29777
Activity: provision of long-distance and international telecommunications services
Expiry date: 11.12.2013
License terms: The Licensee is authorized to provide PSTN services in the territory of the Russian Federation as set forth here below:

o    long-distance and international telephone services;

o providing intelligent public telecommunications network services using special equipment (televoting, free calling, credit card calling, prepaid card calling, paycard calling, extra paid services). The services shall be provided using the Licensee's intelligent telecommunications network facilities.

The users and subscribers of intelligent public telecommunications network services can access it from any place of the Russian Federation territory.

License number: 29778
Activity: provision of long-distance and international telecommunications services
Expiry date: 11.12.2013
License terms: The Licensee is authorized to provide users with physical circuits, communication channels and paths for transmitting telecommunications signals, including broadcasting channels.
Licensee's total voice frequency channels' capacity (main digital channels), including digital lines, should be not less than 100,000 units.

License number: 3136
Activity: provision of 900 MHz cellular radio services
Expiry date: 01.10.2006
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Novosibirsk Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

License number: 3137
Activity: provision of 900 MHz cellular radio services
Expiry date: 01.10.2006
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in Khabarovsk Territory. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

License number: 3138
Activity: provision of 900 MHz cellular radio services
Expiry date: 01.10.2006
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Amur Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular radio network (SPS-900).

License number: 3226
Activity: provision of telematic services
Expiry date: 15.05.2007
License terms: The Licensee is authorized to provide public network telematic services (e-mail, fax, teleconferencing, message handling, voice-messaging, videoconferencing, audioconferencing, file-transfer, directory inquiry, database access, inquiry, voice message transfer services) in the territory of the Russian Federation.

License number: 3227
Activity: provision of data transfer services
Expiry date: 15.05.2007
License terms: The Licensee is authorized to provide public network data transfer services in the territory of the Russian Federation.

License number: 27895
Activity: provision of telegraph communications services
Expiry date: 05.09.2008
License terms: The Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

- long-distance and international telegraphic traffic transfer and handling services;

-    AT/telex network services;

-    non-category telegram transmission services.

Telegraph communications services shall be provided using the Licensee's public communication network and allocated telegraph communications network.

License number: 13378
Activity: provision of television and radio broadcasting services and transmission of other information
Expiry date: 30.11.2004
License terms: The Licensee is authorized to provide television and radio broadcasting services and transmit other information in the territories of Russia's constituent entities.

b)   Communication Networks

OJSC Rostelecom provides international and long-distance communication services via its ground and submarine cable systems, radio relay communication lines, and satellite channels. The trunk network's resources guarantee the transmission of all types of information. Rostelecom's digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing
(DWDM) technology, covers almost the entire Russian Federation.

Primary communication network

Rostelecom's  primary   communication  network  is  comprised  of  trunk  cables
connected to interregional company (IRC) networks and to Rostelecom's international switching centers for making connections with foreign operators, as well as with satellite communication networks. As of March 31, 2003, the Company's digital network comprised of 38,430 km, including 27,230 km of fiber optic lines (FOL) and 11,200 km of digital radio relay lines. The main components of the network are the powerful Moscow - Novorossiisk, Moscow - St. Petersburg, and Moscow - Khabarovsk FOLs, as well as a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan,
Ukraine, and Belarus. The largest international operators can now send their traffic through Russia. As it equips itself with new digital cables, the Company is withdrawing its analog transmission lines from service. Between 1998 and 2003, 5,600 km of trunk lines and 11,900 km of analog radio relay cables were withdrawn from service and replaced with digital cables.

The table below presents a list of the trunk lines comprising Rostelecom's primary network as of March 31, 2003:

-------------------------------------- --------------------- --------------- ------------------ ---------------
                Line                       Type of line       Length (km)      Transmission       Number of
                                                                               speed (Mbps)        channels
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Khabarovsk                      Digital radio relay        7.992            6 x 155          11.340
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Novosibirsk                         Fiber optic            3.972              9.904         241.920
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Yekaterinburg                       Fiber optic            2.400              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-St. Petersburg                      Fiber optic            1.163             19.904         241.920
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Nakhodka-Naoetsu-Pusan                   Submarine fiber          1.762                565          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Nakhodka-Khabarovsk                        Fiber optic              897            2 x 622          15.120
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kingisepp-Copenhagen                     Submarine fiber         1.210*            2 x 565          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kingisepp-St. Petersburg                 Suspended fiber            191            2 x 622          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
St. Petersburg-Kingisepp-Moscow        Digital radio relay          923            3 x 140           5.760
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novorossiisk-Istanbul-Palermo            Submarine fiber        3.519(664*)            565          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
St. Petersburg-Finland                     Fiber optic            197**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kingisepp-Tallinn                          Fiber optic             26**              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Novorossiisk                        Fiber optic            1.653              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Khabarovsk-Harbin (PRC)                    Fiber optic            150**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Perm-Yekaterinburg                     Digital radio relay          565            2 x 155           3.780
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Apastovo-Shigony                           Fiber optic              220                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Ivanovka-Vladivostok                       Fiber optic               61                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
St. Petersburg-Lyuban-Luga                 Fiber optic              289              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Zadonsk-Lipetsk-Tambov                     Fiber optic              270                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Apastovo-Kazan                             Fiber optic              132                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Russia-Kazakhstan  (eastern  part  of      Fiber optic            220**                622           7.560
the border)
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Vladimir-Vologda,  with  branches  to      Fiber optic              665                622           7.560
Ivanovo, Kostroma, and Yaroslavl
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
An  overlay  digital  network  in the      Fiber optic              709            2 x 622          15.120
Moscow Region
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Tula-Kaluga                                Fiber optic              212              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kaluga-Belgorod   to  the   Ukrainian                             974**              2.488          30.240
border,  with  branches  to  Bryansk,      Fiber optic
Kursk, and Belgorod
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Minsk,   with  a   branch   to      Fiber optic            480**              2.488          30.240
Smolensk
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Tyumen-Surgut                          Digital radio relay          709            2 X 155           3.780
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Samara-Orenburg                        Digital radio relay          386         155(2O155)           1 890
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Apastovo-Malaya  Purga, with branches                               661              2.488          30.240
to   Kazan,    Naberezhniye   Chelny,      Fiber optic
Izhevsk, and Yoshkar-Ola
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novosibirsk-Khabarovsk                     Fiber optic            5.480              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novorozhdestvenskaya-Stavropol-
Makhachkala                                Fiber optic              270              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novorozhdestvenskaya                -      Fiber optic              458              2.488          30.240
Stavropol-Kropotkin-Pyatigorsk-
Budyonnovsk with  branches to
Mineralniye  Vody, Kislovodsk
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Budyonnovsk-Kizlyar-Makhachkala,           Fiber optic              901              2.488          30.240
with branches to Cherkessk,  Nalchik,
Nazran, and Vladikavkaz
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Aksai-Lugansk                              Fiber optic             36**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Samara-Saratov-Volgograd                   Fiber optic              928          2.488 x 2          60.480
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Perm-Izhevsk                               Fiber optic              657              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Volgograd-Rostov-on-Don                    Fiber optic              516              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Volgograd-Elista-Budyonnovsk               Fiber optic              560              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kizlyar-Grozny                             Fiber optic              140                155           1.890
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Lyuban-Issad                               Fiber optic              140              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Issad-Petrozavodsk                         Fiber optic              319              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Russia-Kazakhstan (western part)           Fiber optic            455**              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Yoshkar-Ola-Kirov                          Fiber optic              465              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow Ring                                Fiber optic             64,1              9.953         120.960
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Baltic Cable System                        Fiber optic            1.280            6o2.488         181.440
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow - Samara                            Fiber optic            1.021            4o9.953         483.840
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Russia - Azerbaidjan                       Fiber optic            201**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kaliningrad - Gvardeisk - Sovetsk          Fiber optic            131**              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------

*    length of section belonging to Rostelecom
**   distance to national border


Secondary communication network

Rostelecom's international digital network includes 11 international switching centers (ISCs) and 6 separated centers of STP signalizing based on existed automatic switching nodes (ASNs). ISCs allow for efficient management of international communication traffic, three of which are in Moscow, two in St. Petersburg (Lyuban), and one in each of the following cities: Rostov-on-Don, Samara, Yekaterinburg, Novosibirsk, Khabarovsk, and Murmansk. As of December 31, 2003, the capacity of ISCs network totals to 128,880 effected channels.

The long-distance digital telecommunication network of the Company is associated of the 8 ASNs, 9 Automatic Trunk Exchanges (ATEs) and 6 separated centers of STP signalizing based on existed ASNs and ISCs. All digital ATEs and ISCs are interconnected to the digital communication network. In 2003 the Company improved the capacity of the following Objects:

-    MMTS-7 of ATE (T-8) type AXE-10 TL 4.2 with capacity of 22,680 channels;

- ITE-5 (International telecommunication exchange) of ATE type EWSD was upgraded from V.12 to V.15 with expansion of 7,860 channels;

-    ASC-3 type AXE-10 AS12.4 was expanded by 1,440 channels.

In the regions, where ATEs with SS-7 (signal system) are installed the ASNs and channels joining them form an integrated services digital network (ISDN) with channel switches, to which interregional company networks (ICN) and alternative operators are connected. The 67 ATEs are capable to serve ISDN on the basis of internal long-distance communications. The Company operates in open multimedia telecommunications network, which include subscriber stations in 77 cities of Russia and 9 stations for public access.

ATEs with SS-7 are capable of providing long-distance and international communications, ISDN services for local operators, IRCs and local users via the domestic long-distance communication network. The Company uses an open multimedia communication network. Subscriber access lines in 77 Russian regions and nine public access lines are connected to this network. Subscribers connected to Rostelecom's open multimedia communication network can participate in and organize teleconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

The Company assesses providing an extra services based on intelligent public telecommunications network as forward-looking technology. Due to the intelligent public telecommunications network of the "classic" type installed in Moscow the free calling service is actively rendering for users of Moscow, Moscow region and 78 regional digital ATEs with SS-7.

The televoting service providing has been stated enabling four SSP/IP nodes, that allows to sustain equal distribution of loading of this service to the communication nodes and lines. The prepaid card calling scheme has been implemented in Moscow and tested on quality level for North-West region. For 2004 the Company is planning to set in operation SSP at ASN-5 and ASN-6.

As of March 31, 2003, the Company's long-distance communication network comprised 326.7 thousand channels including 281.1 thousand digital channels and
22.9 thousand analog channels. The implemented capacity of digital ASNs and ATEs totals to 189,555 international and 9,454 zonal channels, the usage level of which with respect to backbones of 68% and with respect to zonal directions of 79% (ATEs in Moscow and Pavlovsky Posad). Approximately 92.4% of all the digital channels are interconnected via SS-7.

Submarine Cables

Within its program for extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for setting up communications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in three international fiber optic cable systems: Denmark-Russia 1 (DK-R1), Russia-Japan-Korea (R-J-K), and Italy-Turkey-Ukraine-Russia (ITUR), in which Rostelecom owns approximately 50%, 33%, and 30%, respectively. The rest of these cable systems is owned by various international operators.

In order to ensure access to these systems and set up direct high-quality international lines of communication with remote parts of the world, Rostelecom is participating in building many international cable systems and acquiring capacities in them.

As of March 31, 2003, the Company has shares in or the inalienable right to use of 27 cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain-Middle East-Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan-USA), the Southeast Asia-Middle East-Western Europe System, and the Trans-Atlantic System.

Satellite Communication

Until February 2003, Rostelecom rented satellite communication channels from the Lockheed Martin Intersatellite Company. In February 2003, Rostelecom switched its own satellite communication system from the LMI-1 satellite to the Russian satellite Express-A.

Rostelecom also organized international satellite channels using ground space communication stations belonging to CJSC Teleport TP and Federal State Unitary Enterprise Kosmicheskaya Svyaz. The Company is renting satellite channels from Teleport TP, which uses three satellites from the Intelsat systems. FSUE Kosmicheskaya Svyaz offers Rostelecom satellite channels through its five satellites and four ground stations.

The satellite communication network operates within the framework of three ground node stations and nine peripheral ground stations in Russia. The Company determined the composition and location of the ground satellite communication stations based on the needs of the secondary network, among other things, for gaining access to the trunk network via ASNs and digital trunk lines.

As the main operator of the government network system providing all kinds of telecommunications services and connecting the state-owned networks with carrier networks, Rostelecom can offer the following services:

-    access  both  to  long-distance  and  international   communication   lines
     throughout Russia;

- signal verification and passage via SS-7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

-    multimedia communication (video teleconferencing);

-    ISDN network and intelligent network services;

-    rental of channels of any throughout capacity.

Cooperation between Rostelecom and Mobile Communication Network Operators

Cooperation between the Company and Russian ground mobile communication network operators is aimed at expanding the range of high-quality network services, including national and international roaming.

On March 31, 2003, the Company had international roaming for large Moscow and regional (national) mobile communication operators by connecting them with 296 international mobile communication operators in 136 countries, including 11 CIS countries and Baltic states.

3.3  N/A

3.4  The Issuer's Future Plans

At present, Rostelecom's top priority task is to prepare for the imminent demonopolization of the communication market. In this respect, the Company is conducting a set of measures to ensure a solid basis for repositioning Rostelecom as a commercially successful and competitive operator willing to work under open market conditions. It should be understood that one of the key prerequisites of the Company's successful development under market conditions is eliminating cross-subsidizing. Therefore Rostelecom's main tasks in the near future are:

- to optimize the mutual payment system between operators for long-distance and international communication services with an aim to build a balanced market model;

-    to support the Company's total revenue growth;

- to formalize the Company's business processes in the services it renders with an aim to raise the quality and efficiency of customer servicing.

The Company's tasks for the operators market:

The Company's tasks for the national regional operators market:

- to strength the Company's dominated position at the regional operators market;

-    to improve traffic growth from regional operators;

- to ensure the Company's revenue growth of long-distance and international traffic from regional operators.

The Company's tasks for the national regional operators market:

- to expand the Company's regional client base through connection of new alternative operators;

- to improve the Company's revenue growth of long-distance and international traffic from alternative operators.

The Company's tasks for the international operators market:

- to optimize the ILD tariffs for end users with respect to different regions of Russian Federation;

-    to enter the market of Europe-Asia unswitched traffic transit;

- to retain a growth tendency of international traffic to the Company's network;

-    to  optimize  the   settlement   rates  further  by  way  of  closing  down
     unprofitable routes, terminating satellite channels and redirecting traffic to ground cable systems, as well as more efficient traffic routing;

- reducing the amount of payables and receivables relating to international operators;

- expanding access to international traffic exchange points in order to establish cooperation with major international alternative operators.

The Company's tasks for Moscow end-users market:

- to enlarge the market share of services to Moscow end-users by tariff policy optimizing and improving the grade of customers servicing;

- to improve the Company's revenue from rendering telecommunication services to Moscow end-users.

The Company's tasks for development of intelligent network services prepaid card scheme:

- to promote the service "Communication card" as Rostelecom's single card in the territory of Russia;

- to promote the 803 service "televoting" and to search new segments for this service

- to organize the efficient sales of services based on intelligent public telecommunications network.

The Company's tasks for network enhancing:

- to reconstruct the existed Company's backbones with the DWDM spectral multiplexing equipment;

-    to increase the capacity of Company's ASNs and ATEs;

- to expand the present-day flexible multiplexer network in order to optimize backbone network operation activities and to provide the optimal carrying capacity digital channels for leasing;

- to construct high-speed fiber optic backbones with synchronous digital hierarchy for entering new international routes and organizing systems of reserving and connecting large cities to the Company's network;

-    to phase out analog lines as the development of existed network.

The Company's tasks for business process optimizing:

-    to improve the Company's corporate governance practices;

-    to optimize and enhance the budgeting in the Company;

- to continue the restructuring process of the subsidiaries and dependent companies and increasing their efficiency;

-    to maintain the further improvement of corporate information system.

The Company's tasks for human resources development:

- to continue the further optimizing of organization structure and number of personnel;

- to develop and implement the system of corporate training assessment (feedback assessment, remuneration assessment and etc.);

- to work out the system of personnel development (including career planning, creating and conducting the staff reserve);

-    to continue the further optimizing of social programs;

-    to enhance the corporate culture.

There are no plans to change the Company's core operations.

3.5 The Issuer's Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

The Company is a member of the following associations:

Organization: Association of Operators of the ISKRA Federal Network of Business Services

The issuer's position and functions in the Organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: promoting the development of the Interrelated Communications Network of the Russian Federation and promoting the development of the Iskra dedicated federal network of business services.

The Company is a member of Association since July 21, 2001

3.6  The Issuer's Subsidiaries And Dependent Companies

Abbreviated name: CJSC MTs NTT
Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies
Location: 46 Arbat St., Moscow, 121002, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The Company's interest in the outstanding ordinary shares of the organization:
100.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of fixed local, long-distance and international telephony services, and of data transmission services.
Value for the Company: gaining traffic from corporate clients to be passed through the Company's facilities.


Abbreviated name: CJSC Westelcom
Full name: Closed Joint Stock Company Westelcom
Location: 26 Sushchevsky Val St., Moscow, 127018, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The Company's interest in the outstanding ordinary shares of the organization:
100.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: financing of exchange acquisition, construction, introduction, operation, maintenance, marketing and expansion services, provision of communications services.
Value for the Company: leasing FOLs.


Abbreviated name: LLC Malakhit Rest House
Full name: Limited Liability Company Malakhit Rest House
Location: 15 Shcherbak St., Yalta, 334200, Autonomous Republic of Crimea,
Ukraine
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 99.93%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of comprehensive year-round therapy and recreation services.
Value for the Company: rendering therapy and recreation services for the Company's employees.


Abbreviated name: LLC Informtek
Full name: Limited Liability Company Informtek
Location: 7 Sokhan St., Yalta, Autonomous Republic of Crimea, Ukraine
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 99.90%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: lease of property.
Value for the Company: non-material.


Abbreviated name: CJSC RTC-Center
Full name: Closed Joint Stock Company RTC-Center
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 99.00%
The Company's interest in the outstanding ordinary shares of the organization:
99.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: foreign economic activities, research, consulting and marketing services
Value for the Company: non-material.


Abbreviated name: CJSC Rospak
Full name: Closed Joint Stock Company Dedicated Public Packet-Switched Data Network
Location: 2a Bryusov Per., Moscow, 103009, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 90.80%
The Company's interest in the outstanding ordinary shares of the organization:
90.80%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of data transfer and telematic services for public use
Value for the Company: non-material.


Abbreviated name: CJSC RTC-Siberia
Full name: Closed Joint Stock Company RTC-Siberia
Location: 246 Karl Marx St., Krasnoyarsk, 660100, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 90.00%
The Company's interest in the outstanding ordinary shares of the organization:
90.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of communications services; design and engineering in the Siberian Federal District; provision of data protection consulting services.
Value for the Company: provision of communications services; design and engineering in the Siberian Federal District; provision of data protection consulting services


Abbreviated name: CJSC Telecomcity
Full name: Closed Joint Stock Company Telecomcity
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 80.00%
The Company's interest in the outstanding ordinary shares of the organization:
80.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: managing of development and real estate property, consulting on financial and economic issues of Russia's cooperation with other countries
Value for the Company: non-material.


Abbreviated name: LLC Russian Acceptance Bank
Full name: Limited Liability Company Russian Acceptance Bank
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 77.59%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of banking services
Value for the Company: non-material.


Abbreviated name: CJSC RTC-Internet
Full name: Closed Joint Stock Company RTC-Internet
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 63.5%
The Company's interest in the outstanding ordinary shares of the organization:
63.5%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of communication and information services
Value for the Company: non-material.


Abbreviated name: CJSC IC Costars
Full name: Closed Joint Stock Company Insurance Company Costars
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 60.00%
The Company's interest in the outstanding ordinary shares of the organization:
60.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: insurance.
Value for the Company: insurance of employees.


Abbreviated name: CJSC Engineering Center
Full name: Closed Joint Stock Company Engineering Center
Location: 16 Kazakov St., Moscow, 103064, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 60.00%
The Company's interest in the outstanding ordinary shares of the organization:
60.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: prospecting, design and development work.
Value for the Company: non-material.


Abbreviated name: CJSC Incom
Full name: Closed Joint Stock Company Incom
Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 54.38%
The Company's interest in the outstanding ordinary shares of the organization:
54.38%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of long-distance and international communications services.
Value for the Company: gaining of additional long-distance and international traffic.


Abbreviated name: CJSC Telebarents
Full name: Closed Joint Stock Company Telebarents
Location: 37 Parkovaya St., Petrozavodsk, 185014, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 51.00%
The Company's interest in the outstanding ordinary shares of the organization:
51.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of communications services.
Value for the Company: non-material.

Abbreviated name: CJSC Globaltel
Full name: Closed Joint Stock Company Globalstar Space Telecommunications
Location: 25, Bldg 2 Dubovaya Roshcha St., Moscow, 127427, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 51.00%
The Company's interest in the outstanding ordinary shares of the organization:
51.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of Globalstar satellite mobile communications network services in Russia and the CIS.
Value for the Company: providing satellite telecommunications services.


Abbreviated name: CJSC Rostelecomport
Full name: Closed Joint Stock Company Rostelecomport
Location: 10 Angliiskaya Embankment, St. Petersburg, 190000, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 50.00%
The Company's interest in the outstanding ordinary shares of the organization:
50.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of communication services, research on adaptation of new communication technologies, operator activities, development of automatic management systems
Value for the Company: non-material.


Abbreviated name: CJSC Aquapark RT
Full name: Closed Joint Stock Company Aquapark RT
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 50.00%
The Company's interest in the outstanding ordinary shares of the organization:
50.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: development
Value for the Company: non-material.


Abbreviated name: CJSC Telecom-Center
Full name: Closed Joint Stock Company Telecom-Center
Location: 25 Dubovaya Roshcha St., Moscow, 127427, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital
The Company's interest in the charter capital of the organization: 45.00%
The Company's interest in the outstanding ordinary shares of the organization:
45.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of fixed telephony services in Moscow and of data transmission services; design and survey activities.
Value for the Company: the Company gets access to digital channels to be leased to other operators.


Abbreviated name: CJSC Teleport TP
Full name: Closed Joint Stock Company Teleport TP
Location: All-Russia Exhibition Center, Prospect Mira, Moscow, 129223, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 44.00%
The Company's interest in the outstanding ordinary shares of the organization:
44.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of communications services.
Value for the Company: providing satellite telecommunications services.


Abbreviated name: OJSC CC Business Network
Full name: Open Joint Stock Company  Central Company Business Network
Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 44.00%
The Company's interest in the outstanding ordinary shares of the organization:
44.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of R&D services, production and implementing of technical systems for communication protection and signalizing of unauthorized access
Value for the Company: non-material.


Abbreviated name: OJSC MMTS No. 9
Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9
Location: 7 Butlerov St., Moscow, 117485, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 36.86%
The Company's interest in the outstanding ordinary shares of the organization:
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: leasing out premises, provision of communications services. Value for the Company: lease of premises


Abbreviated name: JSC Closed-Type Razbeg-Marafon
Full name: Joint Stock Company Closed-Type Razbeg-Marafon
Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital
The Company's interest in the charter capital of the organization: 33.33%
The Company's interest in the outstanding ordinary shares of the organization:
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: development and production of means for transferring, storage, processing and protection of information
Value for the Company: non-material.


Abbreviated name: OJSC RTComm.Ru
Full name: Open Joint Stock Company RTComm.Ru
Location: 8, Bldg 1 Olsufyevsky Per., Moscow, 121021, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 31.10%
The Company's interest in the outstanding ordinary shares of the organization:
31.10%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: Internet services provider
Value for the Company: Gaining Internet access service


Abbreviated name: ALC Teleradiokompaniya Yalta
Full name: Additional Liability Company Teleradiokompaniya Yalta
(Yalta Broadcasting Corporation)
Location: 7 Sohan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital
The Company's interest in the charter capital of the organization: 30.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: cable broadcasting.
Value for Rostelecom: non-material.


Abbreviated name: CJSC InformCourierSvyaz
Full name: Closed Joint Stock Company InformCourierSvyaz
Location: 6, Bldg 1, 4 Verkhny Mikhailovsky Proyezd, Moscow, 117419, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital
The Company's interest in the charter capital of the organization: 25.25%
The Company's interest in the outstanding ordinary shares of the organization:
25.25%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: publication of an information bulletin and of the InformCourierSvyaz magazine.
Value for the Company: non-material


Abbreviated name: CJSC Rustel
Full name: Closed Joint Stock Company Rustel
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 25.00%
The Company's interest in the outstanding ordinary shares of the organization:
25.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of satellite communications services.
Value for the Company: gaining satellite communications channels.


Abbreviated name: CJSC NTTs COMSET
Full name: Closed Joint Stock Company COMSET Research and Technology Center
Location: 7 Zeleny Prospect, Moscow, 111141, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 22.18%
The Company's interest in the outstanding ordinary shares of the organization:
22.18%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: scientific and technological research; design, survey and development; education and training.
Value for the Company: non-material.


3.7  The  Issuer's  Fixed  Assets:   Composition,   Structure,   Value,  Planned
     Purchases, Replacement, Retirement and Any Encumbrances

3.7.1 Fixed Assets

------ ------------------- ------------ -------------------- ------------ --------------------
                                                                            Net book value
                                          Gross book value                       (less
                                          upon revaluation                depreciation) upon
  N                                     (adjusted historical               revaluation (net
          Fixed asset       Revaluation cost as of March 31,               book value as of
            category           date        2004), thousand   Depreciation  March 31, 2004),
                                               rubles                       thousand rubles
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
  1    Land plots and      01.01.1996                 586                               586
       nature management
       facilities
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
  2    Buildings and       01.01.1996          20,639,390    13,313,610           7,325,780
       structures
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
  3    Housing             01.01.1996             903,120        11,891             891,229
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
  4    Plant and           01.01.1996          31,173,128    25,066,399           6,106,729
       equipment
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
  5    Vehicles            01.01.1996             603,351       363,383             239,968
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
  6    Other tangible      01.01.1996             196,770       119,229              77,542
       fixed assets
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
  7    Low value fixed          -                   1,446                             1,446
       assets
------ ------------------- ------------ -------------------- ------------ --------------------
------ ------------------- ------------ -------------------- ------------ --------------------
       Total, thousand                         53,517,791    38,874,511          14,643,280
       rubles:
------ ------------------- ------------ -------------------- ------------ --------------------


The revaluation of fixed assets held on January 1, 1996, was conducted in accordance with the fixed capital depreciation ratios as established by the Russian Federation State Committee for Statistics.

There are no plans involving the retirement, acquisition and/or replacement of fixed assets, the value of which is equal or over 10% of the aggregate value of the Company's fixed assets, or other fixed assets, as of March 31, 2004.

3.7.2 The Value of Issuer's Real Property Assets

As of March 31, 2004, the total value of the Company's real property assets amounted to:

------------------------------------------------------------------------------------------------
                                   Gross book value upon  Depreciation   Net book value (less
                                   revaluation (adjusted                  depreciation) upon
No.                                historical cost as of                 revaluation (net book
      Fixed asset    Revaluation     March 31, 2004),                    value as of March 31,
       category         date          thousand rubles                   2004), thousand rubles
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
  1 Buildings and     01.01.1996             20,639,390     13,313,610        7,325,780
    structures
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
  2 Housing           01.01.1996                903,120         11,891          891,229
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
 Total,                                      21,542,511     13,325,501        8,217,009
thousand
 rubles:
------------------------------------------------------------------------------------------------


No evaluations of the Company's real property assets were conducted, nor any major changes in their composition made.

IV.  The Issuer's Financial And Business Operations

4.1  The Issuer's Financial And Business Results

4.1.1 Profit And Losses

-------------------------------------------------------------------------------------------------------------------
Indicator                            the year of  the year of  the year of  the year of  the year of  1st Quarter
                                        1999         2000         2001         2002         2003        of 2004
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Proceeds, thousand rubles            15,207,065   16,870,215   19,229,816   25,408,768   29,927,943    8,839,004
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Gross profit, thousand rubles         6,281,337    4,812,451    5,612,179    7,720,129    9,029,071    3,214,128
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net profit (undistributed profit      1,427,570      807,760    2,232,893    3,095,416    7,899,324    2,809,794
(loss)), thousand rubles
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Labor productivity, thousand                460          461          543          818          966        1,347
rubles/employee
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Yield of capital investment, %              80%          72%          89%         138%         185%         237%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Return on assets, %                          4%           2%           6%           8%          19%          26%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Return on own capital, %                    10%           6%          13%          16%          30%          38%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Return on products (sales), %               41%          29%          29%          30%          30%          36%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Uncovered loss as of reporting      (3,946,203)  (1,047,412)  (1,047,412)            -            -            -
date, thousand rubles
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Ratio of uncovered loss as of               10%           3%           3%           0%           0%           0%
reporting date and balance sheet
total value
-------------------------------------------------------------------------------------------------------------------


The indicators calculation methodology:

-------------------------------------------------------------------------------------------------------------------
Indicator                                        Calculation methodology
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Proceeds, thousand rubles                        Total proceeds from sale of goods, products, work, services
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Gross                                            profit, thousand rubles
                                                 Proceeds (sales proceeds) -
                                                 cost price of goods, products,
                                                 work, services sold (less
                                                 commercial and management
                                                 costs)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net profit (undistributed profit (loss)),        Profit (loss) from usual operations + extraordinary income and
thousand rubles                                  expenses
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Labor productivity, thousand rubles/employee     Proceeds (sales proceeds)/employees (workers) on the payroll for the reporting period
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Yield of capital investment, %                   Proceeds (sales proceeds)/cost of fixed assets for the reporting period
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Return on assets, %                              Net profit/book value of assets
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Return on own capital, %                         Net profit / (capital and reserves - target financing and
                                                 proceeds + deferred income - own shares redeemed from
                                                 shareholders)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Return on products (sales), %                    Profit on sales /net proceeds (sales proceeds)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Uncovered loss as of reporting date, thousand    Uncovered loss of past years + uncovered loss of the reporting
rubles                                           year
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Ratio of uncovered loss as of reporting date     Uncovered loss as of reporting date/balance sheet value of
and balance sheet total value                    assets (balance sheet total value)
-------------------------------------------------------------------------------------------------------------------


On the whole, the indices of the Company's financial and business performance demonstrate its stable position on the telecommunications market, and the Company's main financial ratios are comparable with the sector's average figures.

4.1.2 Factors That Influenced Changes in the Amount of Proceeds From the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations

For the year of 2003:

- full year revenue increased by 17.8% and totaled RUR 29,927.9 million. Excluding the effect of the introduction of the new settlement system, revenue grew by 8.2% (1), to RUR 27,484.2 million;

- Domestic long-distance traffic grew by 15.2% (2), international outgoing traffic-- by 7.2%, and international incoming traffic-- by 24.1%;

-    Operating profit increased by 17.0% and amounted to RUR 9,029.1 million;

-    Net profit totaled RUR 7,899.3 million, an increase of 155.2% year-on-year.

In 2003 Rostelecom successfully achieved its objectives of improving revenue dynamics and ensuring strong traffic growth. Almost all indicators of the operating areas were improved, including growth in revenues from Moscow subscribers as well as international operators.

Domestic long-distance (DLD) traffic in 2003 increased by 15.2% year-on-year and totaled 8,219.6 million minutes. 2003 DLD revenues grew by 40.9% year-on-year to RUR 12,360.4 million. Excluding the RUR 2,443.8 million effect of the introduction of the new settlement system on revenues, DLD revenues increased by 13.0% to RUR 9,916.6 million.

Outgoing international long-distance (ILD) traffic in 2003 grew by 7.2% to 1,323.4 million. 2003 ILD revenues from Russian clients increased by 0.2% year-on-year and totaled RUR 7,988.9 million.

2003 incoming international traffic surged 24.1% year-on-year to 1,207.4 minutes, reflecting Rostelecom's growing market share. Revenues from international operators for telephone traffic termination increased by 0.7% year-on-year and amounted to RUR 4,091.4 million.

Total revenues from Moscow subscribers for 2003 increased by 2.0% accompanied by total traffic growth of 5.7% year-on-year. 2003 full year revenue totaled RUR 29,927.9 million, an increase of 17.8% year-on-year. Excluding the effect of the introduction of the new settlement system, revenue grew by 8.2%, to RUR 27,484.2 million.

Rostelecom's operating expenses for 2003 amounted to RUR 20,898.9 million, an 18.1% increase year-on-year. Excluding the effect of the introduction of the new settlement system, operating expenses grew by 5.1% and totaled RUR 18,591.0 million. Operating expenses increased mainly due to higher payments to operators, a planned increase in staff costs, higher public utility prices. The effect of the introduction of the new settlement system on operating expenses (payments to local operators) amounted to RUR 2,307.9 million. As a result EBITDA was RUR 12,455.8 million, an increase of 0.6% year-on-year.

Depreciation charges declined by 26.5% to RUR 3,426.8 million as a number of Rostelecom's leased assets were fully depreciated in the second half of 2002.

2003 full year operating profit amounted to RUR 9,029.1 million, a 17.0% increase year-on-year.

The results from other operating activities for 2003 totaled RUR 1,177.5 million, an increase of 166.9% year-on-year. This positive trend is attributable to several factors. These include the increased market value of the Company's financial investments, including Rostelecom's stake in Golden Telecom, Inc., acquired as a result of the sale of a 50% interest in Sovintel in 2002. The positive effect from the revaluation of the Company's financial investments totaled RUR 2,054.5 million. In addition, Rostelecom recorded a RUR 728.6 million gain from the sale of a 27.1% stake in RTC-Leasing and a RUR 161.3 million gain from the sale of a 23.5% interest in MCC.

The result from other non-sales activities in 2003 amounted to RUR 486.6 million compared to RUR (2,874.9) million in 2002. This is attributable to income from the restructuring of Rostelecom's debt to the Ministry of Finance in the amount of RUR 751,7 million.

As a result 2003 full year net profit totaled RUR 7,899.3 million, an increase of 155.2% year-on-year. As we have mentioned above, the significant net profit growth is partly attributable to a number of one-time gains not related directly to the Company's core activities, including the long-lasting positive effect from the sale of a 50% interest in Sovintel (increased market value of Rostelecom's stake in Golden Telecom, Inc.), income from the MinFin debt restructuring and gain from the sale of stakes in RTC-Leasing and MCC.

During 2003 the Company was also successful in significantly improving its balance sheet structure. Thus, the total loans outstanding decreased by 15.0% to RUR 3,839.7 million, with short-term loans decreasing by 53.2% to RUR 1,715.7 million as a result of the restructuring of Rostelecom's debt to the Ministry of Finance.

Total leasing obligations decreased by 32.4% to RUR 6,118.7 million as of December 31, 2003, which is attributable to repayment of the current portion of obligations during 2003. The effect from the restructuring of leasing obligations undertaken in the first quarter of 2004 is not reflected in these financial statements.

The Company shareholders' equity increased by 36.4% to RUR 26,463.8 million.



4.2  The Issuer's Liquidity

------------------------------------------------------------------------------------------------------------------
Indicator                     the year of   the year of   the year of   the year of   the year of   1st Quarter
                                  1999          2000          2001          2002          2003        of 2004
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Own current assets, thousand  (14,690,400)  (14,989,937)   (7,622,144)   (3,772,980)    2,694,175     4,694,266
rubles
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Leverage ratio                    1.71          1.74          1.22          1.08          0.64          0.46
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Financial independence            0.37          0.36          0.45          0.48          0.61          0.68
(autonomy) ratio
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Inventories/own current             -             -             -             -           3.69          6.77
assets ratio
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Permanent assets index            2.04          2.04          1.46          1.19          0.90          0.84
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Current liquidity ratio           1.80          1.20          1.15          1.25          1.66          2.14
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Quick liquidity ratio             1.33          0.81          0.83          1.06          1.44          1.92
------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------
Indicator                                  Calculation methodology
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Own                                        current assets, thousand rubles
                                           Capital and reserves (less own
                                           shares redeemed from
                                           shareholders ) - target
                                           financing and receipts +
                                           deferred income - noncurrent
                                           assets - long-term receivables
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Leverage                                   ratio Long-term liabilities +
                                           short-term liabilities (less
                                           deferred income) / capital and
                                           reserves (less own shares
                                           redeemed from shareholders ) -
                                           target financing and receipts +
                                           deferred income
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Financial                                  independence (autonomy) ratio
                                           Capital and reserves (less own
                                           shares redeemed from
                                           shareholders) - target
                                           financing and receipts +
                                           deferred income / noncurrent
                                           assets + current assets
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Inventories/own current assets ratio       Own current assets /inventories
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Permanent                                  assets index Noncurrent assets
                                           + long-term receivables /
                                           capital and reserves (less own
                                           shares redeemed from
                                           shareholders) - target
                                           financing and receipts +
                                           deferred income
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Current liquidity ratio                    Current assets - long-term
                                           receivables /short-term
                                           liabilities
                                           (less deferred income)
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Quick liquidity ratio                      (Current assets - inventories -
                                           value added tax on valuables
                                           acquired - long-term receivables) /
                                           short-term liabilities (less
                                           deferred income)
----------------------------------------------------------------------------


On the whole, the indices of the Company's financial and business performance demonstrate its stable position on the telecommunications market, and the Company's main financial ratios are comparable with the sector's average figures.

4.3  The Issuer's Capital And Current Assets Size, Structure, And Adequacy

4.3.1 The Issuer's Capital And Current Assets Size And Structure

The structure and the amount of capital of OJSC Rostelecom (in thousand RUR) are sown below:

----------------------------------------------------------------------------------------------------------------
  Indicator                     the year of  the year of   the year of  the year of  the year of   1st Quarter
                                   1999          2000         2001         2002          2003        of 2004
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  The Charter Capital*               2,334         2,429        2,429        2,429         2,429        2,429
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Total value of bought out              -             -            -            -             -            -
  stock
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Reserve Capital                        -           364          364          364           364          364
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Additional capital            12,327,299    14,155,624   12,495,346   12,496,708    12,009,157   11,882,583
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Including:
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
    Asset value increase under         N/a    11,998,071   12,266,679   12,189,480    11,698,672   11,576,773
    revaluation
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
    Issue revenue                      N/a            39           39      302,889       302,889      302,889
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Retained earnings              4,146,026       175,661    4,848,241    6,899,735    14,451,852   17,368,383
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Purpose financing funds           26,325        46,830       58,880       31,678        10,079       10,385
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Total amount of capital       16,501,984    14,380,908   17,405,260   19,430,914    26,473,881   29,264,144
----------------------------------------------------------------------------------------------------------------

* The amount of capital is in accordance with the Company's foundation documents.

Pursuant to the Company's practices and the dynamics of operating revenues and expenditures in 2003, the Company finances current assets from its own sources without borrowings funds. The Company does not have information on factors that may prompt changes in the policy of current assets financing and cannot assess the probability of their emergence.

The structure and the amount of current  assets of OJSC  Rostelecom (in thousand
RUR) are sown below:

----------------------------------------------------------------------------------------------------------------
  Indicator                     the year of   the year of  the year of  the year of   the year of  1st Quarter
                                    1999         2000         2001          2002         2003        of 2004
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Inventories                       416,851      778,962    1,167,248       690,868      730,211      693,842
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Value-added tax on acquired     2,097,747    2,570,207    2,337,482     1,988,908    1,870,176    1,242,247
  assets
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Accounts receivable (payment    1,629,404    1,653,879      834,879       533,896       18,739       18,575
  expected more than 12 months
  after the reporting date)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Accounts receivable (payment    5,071,349    5,683,018    6,415,733     9,274,870    8,808,024    9,813,009
  expected within 12 months of
  the reporting date)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Short-term financial              202,721       57,856    1,129,842     4,506,958    6,627,502    4,220,637
  investments
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Monetary assets                 1,730,056    1,077,841    1,534,000     1,043,957    1,835,117    2,330,796
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Other current assets                    -            -            -            60           22           86
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Total amount of current        11,148,128   11,821,763   13,419,184    18,039,517   19,889,791   18,319,192
  assets
----------------------------------------------------------------------------------------------------------------

4.3.2 The Issuer's Capital And Current Assets Adequacy

As of March 31, 2004, the Company's own capital amounted to 29,253,759 thousand RUR. The amount of current liabilities totaled to 8,801,636 thousand RUR. The issuer's operating expenses for the past complete quarter totaled 31.6 million RUR.

In this view, the Company's own capital is sufficient to meet its short-term liabilities and cover operating expenses.

As of March 31, 2004, the amount of current assets of the Company totaled to 18,319,192 thousand RUR and was covered by the own capital. The current liquidity ratio (Current assets-to-current liabilities) was 2.08.

4.3.3  Cash Assets

Based on the data of managerial accounting, the cash budget for the 1st quarter of 2004 was deficit-free. The Company used its own funds to finance its current operations. There were no cash deficits during the 1st quarter of 2004.

The 2004 cash budget is also planned to be deficit-free. No cash deficits are expected in 2004 (the consolidated cash flow are expected to be in plus). The Company has no frozen bank accounts or debts on the records.

4.3.4 The Issuer's Financial Investments

As of March 31, 2004, the Company's balance sheet registered only one financial investment amounting to 10 and more percent of its total financial investments:

         Category of securities: ordinary shares.

         Full and abbreviated official name: Golden Telecom, Inc.
         (registered in the state of Delaware, USA).

         Securities identification number: 38122G 107.

         Quantity: 4,024,067 shares.

         Total par value of securities owned: 40,240.67 U.S. dollars.

         Total balance sheet value of securities owned: 1,306,217,663.20 rubles.

         Size of dividend declared for 2003 on ordinary shares: USD 804,13.40 (USD 0.2 per share).

         The actual date of payment for announced dividends: April 27, 2004

The size of potential losses linked with the bankruptcy of Golden Telecom, Inc. equals the total balance sheet value of shares and amounts to 1,306,217,663.20 rubles.

The Company made the provisions for financial assets depreciation as follows (thousand RUR):

----------------------------------------------------------------------------------------------------------------
   No     Type of provision                    As of January 01,     As of January 01,    As of March 31, 2004
                                                     2003                  2004
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
    1     The provision for securities                 -                     31,724                 31,724
          depreciation
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
    2     The provision for other charter              -                     28,954                 28,954
          investments depreciation
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
    3     The provision for depreciation of            -                     19,423                 19,423
          joint activities
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
    4     The provision for loan                       -                    433,408                433,408
          depreciation
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
          Total amount of provisions                   -                    513,509                513,509
----------------------------------------------------------------------------------------------------------------


The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards (RAS).


4.3.5 The issuer's Intangible Assets

--------- -------------------------------------------------------- ------------- ---------------------------------
  No.                           Item                                  Full cost     Size of accrued depreciation
--------- -------------------------------------------------------- ------------- ---------------------------------
--------- -------------------------------------------------------- ------------- ---------------------------------
1         The owner's  exclusive  right to the  trademark and the       23                      3
          service mark, the name of the place of goods' origin
--------- -------------------------------------------------------- ------------- ---------------------------------
------------------------------------------------------------------ ------------- ---------------------------------
Total, thousand rubles:                                                 23                      3
------------------------------------------------------------------ ------------- ---------------------------------

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards (RAS).

4.4 The Issuer's R&D, Licenses And Patents, New Development And Research Project Policies And Expenditures

The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations financed from the special extra-budgetary R&D fund established by Ministry for Communications and Informatization of the Russian Federation. The plan of work essential for many telecommunications market participants is annually agreed upon and endorsed at a session of the Coordinating Council of Ministry for Communications and Informatization of the Russian Federation.

The licenses owned by the Company are given in item 3.2.13, Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

The risks related to the possible expiry of licenses, held by the Company, are given in item 2.5.1, Industry Risks.

Currently, OJSC Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to OJSC Rostelecom. The said certificates are effective until March 14, 2004 and October 29, 2004, respectively. On the expiry dates of these certificates the Company's exclusive rights to the use of the registered trademarks will also expire.

4.5  Trends In Field of the Issuer's of Principal Operations

Background information on the sector

The telecommunications sector is among the economy's major sectors that ensure the functioning and coordinated operation of all national systems. That is why the Russian government considers the development of the nation's information and telecommunications infrastructure as one of the main factors to boost economic growth, business and intellectual activity, and raise the country's prestige in the international community.

Even during general economic recessions in Russia, its communications sector continued to develop dynamically: telecommunications companies quickly recovered from the 1998 financial crisis, managed to keep their reputation of reliable borrowers and investor appeal. Today telecommunications companies operate at a profit and demonstrate satisfactory performance indices. As compared to companies in other sectors of the economy, they have a sufficiently high share of cash in their revenues and, therefore, can ensure their growth through their own funds.

The further qualitative development of telecommunications operators is especially important, considering the fact that consumer demand for telecommunications services is growing with every passing year. Unfortunately, today the provision of both modern telecommunications services, and even of traditional telephony services, falls short of consumer demand.

The sector's structure

Today in Russia:

-    over  8,500  licenses  are   operational   for  the  provision  of  various
     communications   services   (including  8,000  licenses  in  the  field  of
     telecommunications);

-    4,662 telecommunications companies are operating;

-    conventional operators provide over 80% of communications services;

- conventional operators own 93 to 95% of Russia's telecommunications networks.

Apart from the local common carriers operating primary and intra-zone networks, the sector's structure also includes OJSC Rostelecom, a long-distance and international communications operator.

Today OJSC Rostelecom:

-    links Russia actually with all the countries of the world;

-    provides traffic transit services to foreign operators;

-    broadcasts television and radio programs;

-    provides  new  aucillary   services:   data  transmission,   the  Internet,
     IP-telephony, and multimedia communications.

Actually all regional operators own long-distance automatic telephone exchanges that switch traffic between local telephone networks and the Company's long-distance trunk networks. The only exception is Moscow where the automatic telephone exchange belongs to OJSC Rostelecom. In other regions, local telecommunication operators - the owners of automatic telephone exchanges - bill their subscribers themselves and collect payments for long-distance and outgoing international telephone calls.

State regulation of the sector

In March 2004 Presidential Decree No. 314 was adopted which changed the structure of the Russian federal executive authorities (Decree No. 314). The former six types of federal authorities (ministries, committees, services, commissions, overseeing bodies and agencies) were replaced by three levels of federal bodies: ministries, services and agencies reporting directly to the ministries or to the chairman of the Government. The ministries were granted the functions of determining governmental policy in respect of relevant sectors they regulate and adopting normative legal acts on the basis of federal laws and acts of the President and Russian Government; the services were vested with control and supervision functions in relevant sectors and with powers to issue legal acts not containing generally applicable rules; and the agencies were assigned duties to manage state property and render governmental services.

Within the framework of the above changes, the Russian Federation Ministry of Communications and Informatization was abolished as an independent federal executive authority. Its functions were transferred to the newly established and larger Ministry of Transportation and Communications of the Russian Federation. Accordingly, the currently existing structure of executive authorities responsible for regulation of the telecommunications sector comprises three bodies: the Ministry of Transportation and Communications of the Russian
Federation, the Federal Service on the Oversight in the Sector of Communications, and the Federal Agency of Communications.

There is no certainty that the separation of law making and law enforcement functions through the creation of the above federal bodies will be a success. The more complex structure of control over the telecommunications industry, including the greater number of bodies authorized to regulate the communications market, may complicate the timing and procedure of carrying out law enforcement functions by the newly created bodies.

Influence of the State has its effect on the sector's investor appeal: in particular, state agencies and other budget-financed organizations, which cannot be disconnected from the telephone network, account for a large part of receivables owed to the conventional operators. Also, wire telephony operators should take the following factor into account in their operations: the companies of Svyazinvest and OJSC Rostelecom continue to bear the main burden of social responsibility.

Competition on the communications market

Today, in addition to the conventional operators, independent common carriers also are operating on the Russian market. These are normally established by national corporations, which conduct their operations on the entire territory of Russia. Today the following corporations have their own networks: the Railroads Ministry (TransTelecom acting as the network operator), RAO UES of Russia (Enifcom holding company acting as the network operator), RAO Gazprom (Gazcom acting as the network operator), and Transneft.

Departmental operators have been able to ensure normal intracorporate information and communication traffic handling through the use of the departments' own fiber optic trunk lines. In some regions operators provide communications services to local residents and legal entities and seek to get the right to provide international and long-distance communications services. In this connection, analysts view corporate communications networks as a potential basis for installing local and long-distance communications networks and regard such common carriers as potential competitors of the conventional operators and OJSC Rostelecom (in this case, Rostelecom may become just another trunk line owner). However, none of the departmental operators have primary communication networks so far.

Another category of participants in the telecommunications market includes the so-called alternative operators, which build corporate networks and provide comprehensive communications services to large clients (business centers, hotels, banks, etc.). Russia's largest alternative communications operators are Golden Telecom, Comstar, MTU-Inform, Telmos, PeterStar, Metrocom and St. Petersburg International.

In  some  estimates,  the  alternative  operators,  active  in the  most  highly
profitable   market   segments,   account  for  about  15%  of  Russia's  entire
international telephone traffic.

Most alternative operators use public telephone networks of the conventional operators. However, some of them are building digital overlay networks to ensure direct communication between Russian users and their own international exchanges or the international exchanges of OJSC Rostelecom. These networks offer voice mail and high-speed data transmission services.

The business growth prospects of alternative operators can be linked both with the further development of digital overlay networks in regions and with the attraction of new corporate clients in the regions covered by their networks. The stage-by-stage demonopolization of the Russian telecommunications market announced by Russian authorities will hardly shake the monopoly positions of Svyazinvest subsidiaries on the conventional communications market in the near future: the operating local, long-distance and international communications networks are an indisputable competitive advantage of telecommunications operators. Considering the size of the territory of Russia, the low density of the population, the severe climate conditions and, naturally, the large amount of time and finances required for network deployment, only few competitors are ready to build their own local and long-distance telephone networks.

New telecommunications services. The Internet

Expanding the range of value-added services is one of the instruments to keep one's market positions in the conditions of increasing competition. As telecommunications networks are digitized, regional operators and the Company will be able to compete more actively with alternative common carriers in providing intelligent platform services, telematics services, IP-telephony, digital and cable television, and other services. Apart from that, new value-added services make it real to increase the revenues from the operational telephone networks: the prices of such services are outside the sphere of the operation of natural monopolies and, therefore, are not regulated by the state. Consequently, the prospects for business development and the ability to keep stable market positions largely depend on the technical and innovation policy of the conventional operators' managers.

Development of communication networks

Russia's telecommunications networks have three levels:

- the primary level involving telephone communication within the boundaries of a populated locality (local network);

- the intrazonal level involving a telecommunications network linking primary networks within the boundaries of a region;

- the trunk-line level involving a telecommunications network providing intrazonal and international switching.

New types of services, mainly the use of telephone lines to connect to the Internet, increase significantly the load on the telephone line and worsen the operation of outdated equipment. Today, actually all telecommunications operators are confronted with the need to develop and modernize (digitize) the telephone network, restructure its topology and replace physically and functionally obsolete equipment at lengthy segments of regional networks. However, modernization will require several years because communication companies face restricted solvency demand and a shortage of own investment resources.

The rapid growth rates in the sector in the first half of the 1990s were largely linked with an inflow of considerable borrowed funds, mostly commodity loans in the form of the delivery of telecommunications equipment. After the 1998 financial crisis, some telecommunications companies were forced to put on hold the programs of their network development. In this connection, the use of the existing capacities of telephone exchanges became especially important.

The efforts to develop telephone networks are inseparably linked with the development of the primary network, changes in the topology of local public telephone systems, their digitization and the introduction of new technology, such as ATM and SDH (synchronous digital hierarchy). Modernization will make it possible to cut considerably operating costs and capital construction expenses, and also raise significantly the quality and range of services. Thus, for a long time, most regional telephone networks developed according to the principle of fragmentation into million zones and nodal districts (from 10,000 to 100,000 telephone numbers) connected in accordance with the "each-to-each" principle through the special nodes of incoming and outgoing messages. The modern topology of telephone networks involves the creation of a transit-transport fiber optic loop network and the adjacent smaller loops. This principle makes it possible to increase the degree of capacity utilization, make the network more reliable and the build-up of its capacity cheaper.

Many operators have started building modern digital networks based on DWDM and SDH that will be subsequently looped together. These loops will link the regions' administrative districts, and remote areas will be connected to digital radio channels. The relatively new and small telephone networks feature the highest level of digitization.

In remote regions of Russia where it is inefficient to lay ground communication lines, the Company is commissioning digital microwave channels and a satellite communication system to get its own digital satellite communications channels and launch the provision of ancillary services. The development of this type of communication will help the Company to provide high quality services to the regions that are currently served by troposphere analog communication lines.


V. Members Of The Issuer's Management Bodies, Its Financial And Business Operations Auditing Bodies, And Brief Information About The Issuer's Officers (Employees)

5.1  The Organization And Authority Of The Issuer's Management Bodies

The issuer's management bodies are: the General Meeting of Shareholders, the Board of Directors, the General Director and the Management Board.

Under the Company's Charter, the following issues are within the competence of the General Meeting of Shareholders:

1. The introduction of amendments and additions to the Charter with the exception of cases stipulated in Article 4.3 thereof, or the approval of a restated version of the Charter, which is adopted by no less than three quarters of the votes of shareholders holding the voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Article 31.3 of the Charter;

2. The Company's reorganization, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

3. The Company's liquidation, the appointment of the liquidation commission, the approval of the interim and final liquidation balance sheets, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

4. The election of members of the Board of Directors, the decision on which is adopted by cumulative voting. Early termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

5. Determination of the amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by no less than three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

6. Decrease of the charter capital of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

7. The election of members to the Auditing Commission and the early termination of their powers, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

8. The approval of the external auditor of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

9. The approval of the annual reports of the Company; annual accounting statements, including the profit and loss account statements of the Company; distribution of profit, including the payment (declaration) of dividends, the approval of the amount and form of dividends payable in each category and class of shares and the payment timeline, the approval of losses based on the results of a financial year, the decisions on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

10. The approval of the Regulations on the Board of Directors, the Regulations on the Auditing Commission, the Regulations on the General Director, the Regulations on the Management Board, the Regulations on the General Meeting of Shareholders, and also amendments and additions to such Regulations, the decisions on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

11. Determination of the procedure for holding a general meeting of shareholders by way of approval of the Regulations on the General Meeting of Shareholders and amendments and additions to such Regulations, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

12. The increase of the charter capital of the Company through the increase of the nominal value of shares, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

13. The increase in the charter capital of the Company through the placement of additional shares by public offering in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

14. The increase in the charter capital of the Company through the placement of additional shares by private offering; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

15. The placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other issue securities) are placed by private or public offering provided that, in the event of public offering, bonds convertible into the Company's shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed shares; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

16. Splitting and consolidation of the Company's shares, the decision on which shall be taken by a majority of the shareholders holding the Company's voting shares and participating in the meeting;

17. The approval of transactions in cases and according to the procedure stipulated in Article 32 of the Charter;

18. The approval of major transactions in cases and according to the procedure stipulated in Article 31 of the Charter;

19. The decision on the payment (declaration) of annual dividends, the approval of the amount, form, date and procedure of dividend payment for each category and class of shares, which is adopted upon the approval of the distribution of the Company's profit and losses based on the results of the financial year;

20. The decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Federal Law on Joint Stock Companies, which shall be adopted by a majority of three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

21. The decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

22. The decision on the matters, on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the federal laws of the Russian Federation in order to adopt such decision;

23. The decision on reimbursement, for the Company's account, of expenses involved in the preparation and holding of an extraordinary general meeting of shareholders in the event that, in violation of the requirements of Russian Federation effective law, the Board of Directors has failed to adopt the decision on convening the extraordinary general meeting of shareholders and such meeting has been convened by other persons, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

24. The formation of the Counting Commission of the general meeting of shareholders, if the number of shareholders of the Company is less than 500 (five hundred), the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

25. Decisions on other matters referred to the competence of the general meeting of shareholders by the Charter.

26. The general meeting of shareholders shall be entitled to adopt decisions on the matters stipulated in Articles 2, 10, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23, if proposed by the Board of Directors alone.

27. The general meeting of shareholders shall also be competent to decide on other matters referred to the competence of the general meeting of shareholders by federal laws.

28. The general meeting of shareholders may not consider and adopt decisions on the issues that are not referred to its competence by the Charter.

29. The general meeting of shareholders may not adopt decisions on the issues not included in the meeting's agenda or change the agenda.



The  powers of the Board of Directors under the Company's Charter:

The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except for issues referred by the Charter to the competence of the general meeting of shareholders.

The following issues shall be within the competence of the Board of Directors:

1.   Defining the priority  aspects of the Company's  activities,  including the
     approval  of  the  Company's   budgets,   business  plans  and  development
     strategies and programs;

2. Convening the annual and extraordinary general meetings of shareholders, except for the instances specified in Article 55 (8) of the Federal Law on Joint Stock Companies;

3.   Approving the agenda of the general meeting of shareholders;

4. Setting the date for the preparation of the list of persons entitled to take part in the general meeting of shareholders and other issues referred to the competence of the Company's Board of Directors in compliance with federal laws and the Charter and relating to the preparation and conduct of the general meeting of shareholders;

5. Submitting the issues envisaged in Article 14.3 of the Charter to the general meeting of shareholders for decision;

6. Increasing the Company's charter capital by placing additional shares within the number and categories of stated shares, as determined by the Charter;

7. Determining the market value of property envisaged by of the Russian Federation effective law and the Charter;

8. Taking a decision pertaining to the acquisition of shares, bonds and other securities placed by the Company;

9. Determining the number of members of the Management Board of the Company, and appointing and early terminating the powers of its members, as proposed by the General Director;

10. Issuing recommendations for the amount of the remuneration and compensation payable to the members of the Auditing Commission and determining the auditors' fee;

11. Issuing recommendations for the amount of dividends on the shares of each category and class and the procedure for their payment;

12. Taking a decision regarding the use of the reserve and other funds of the Company;

13. Approving the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with Russian Federation legislation, the Charter and the Regulations on the Board of Directors, except for the documents, the approval of which is referred to the competence of the general meeting of shareholders;

14. Establishing and liquidating branches; establishing and closing of the Company's representative offices, the approval of the Model Regulations on the Company's Branch (Representative Office), and approving regulations on branches (representative offices) endorsed by the General Director and of amendments and additions thereto;

15. Taking decisions pertaining to the Company's participation (accession as a member, termination of participation or the change of a participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided for under Article 14.2.21 of the Charter;

16. Taking decisions pertaining to the approval of major transactions in the case envisaged in Article 31 of the Charter;

17. Taking decisions on the approval of the transactions envisaged in Article 32 of the Charter;

18. Appointment of the General Director of the Company and early termination of his powers;

19. Determining the composition, scope and procedure for the protection of information constituting a commercial secret;

20. Approving decisions to issue securities, offering prospectuses and reports on the results of the issuance of the Company's securities, quarterly reports of the securities issuer, reports on the results of the acquisition of the Company's shares for the purposes of their redemption, the introduction of amendments and additions to them;

21. Approving the registrar and the terms of the agreement for maintaining the register of the Company's shareholders, and also taking decision on the termination of such an agreement with the registrar;

22. Taking decisions on indemnifying Company's officers, including members of the Board of Directors, for the losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company's representatives, as a result of claims, complaints, demands or civil liability sanctions made or imposed against them, including by the state and municipal agencies;

23. Taking decisions on the conclusion of insurance agreements to cover the liability of the Company's officers, including the members of the Board of Directors, for damage inflicted on third parties by the Company's officers in the course of performance of their official duties and/or exercise of the powers of the Company's representatives;

24. Considering the reports of the Auditing Commission and of the external auditors of the Company;

25. Approving the terms of the agreements concluded with the General Director and members of the Management Board;

26. Considering the matters relating to the remuneration of the General Director for the financial and business results pursuant to the terms of the agreement with the General Director of the Company;

27. Terminating the agreement with the General Director in the event of the early termination of his/her powers;

28. Taking decisions on offering bonds and other securities of the Company if under the terms of the placement of such bonds and other issued securities they are not convertible into the Company's shares;

29. Taking a decision on the placement by the Company of bonds convertible into shares and of other issued securities convertible into shares if such bonds (other issued securities) are placed by public offering and may be converted into the Company's ordinary shares amounting to 25 and less percent of the Company's previously placed ordinary shares;

30. Taking a decision on the introduction of amendments and additions into the Charter involved in the establishment and liquidation of branches, the establishment and closure of the representative offices of the Company based on the results of the placement of the Company's shares in case provided for by the Charter;

31. Electing (re-electing) the Chairman and deputy Chairman of the Board of Directors;

32. Appointing the Secretary of the Board of Directors and determining the amount of his/her remuneration;

33. Increasing the charter capital of the Company by placing additional shares by public offering within the number of stated shares, if the number of additionally placed shares is 25 (twenty-five) and less percent of the ordinary shares previously placed by the Company;

34. Defining the procedure for interacting with the organizations, in which the Company participates, including adopting decisions on issues which fall within the competence of the general meeting of subsidiaries' participants (the highest management bodies of organizations having other legal or organizational forms), in which the Company is the sole participant;

35. Approving the combination of jobs by the person performing the functions of the Company's sole executive body, the members of the Company's Management Board in the management bodies of other organizations;

36. Issuing authorization to the person performing the functions of the Company's sole executive body to combine it with a paid position in other organizations;

37. Establishing standing and interim committees of the Board of Directors (designed to solve specific issues) and approving regulations on them;

38. Approving an internal document on the disclosure of information on the Company;

39. Determining the aggregate size of quarterly remuneration for the members of the Management Board in compliance with the Regulations on the Management Board;

40. Approving the Regulations on the Company's structural unit performing the functions of internal control, approving candidates for the post of its head, and considering other matters, the decisions on which shall be adopted by the Board of Directors in compliance with the Regulations on the said unit;

41.  Maintaining control over the application of internal control procedures;

42. Approving the terms of a labor contract (additional agreements) to be concluded with the head of the Company's structural unit performing the functions of internal control;

43. Deciding on other matters referred by the Charter and the Federal Law on Joint Stock Companies to the competence of the Board of Directors.



The powers of the General Director under the Company's Charter

The  General  Director  acting  without  a power of  attorney  on  behalf of the
Company:

1.   represents the Company in the Russian Federation and abroad;

2 presides over the general meeting of shareholders in accordance with the Regulations on the General Meeting of Shareholders unless the Board of Directors nominates another person;

3. ensures the implementation of resolutions of the general meetings of shareholders and of the Board of Directors;

4. supervises the General Directorate of the Company, approves the Regulations on the General Directorate (the central apparatus of corporate management of the Company), and determines the structure and membership of the General Directorate of the Company, the amounts, procedure and forms of remuneration on the basis of the internal document, approved by the Management Board and regulating the general provisions of labor motivation;

5. exercises overall supervision of activities of the Company's branches and approves the regulations on branches, and also amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company subject to approval by the Board of Directors of the Company;

6. takes on, transfers and dismisses the Company's personnel, including the directors and employees of branches, exercises other rights and duties of the Company as the employer in labor relations in accordance with the procedure stipulated by effective legislation and the Charter;

7. approves and endorses the Company's internal regulations, except for those to be approved, in accordance with Articles 14.2.11 and 23.3.13 of the Company's Charter, by the general meeting of shareholders and the Board of Directors;

8. issues orders, directives and instructions that are binding on all the Company's employees;

9. approves the list of posts of the Company's employees, including the branches of the Company, the powers for the appointment to (dismissal from) which are not assigned by the General Director to other persons;

10. performs any transactions on behalf of the Company within the limits established by the Federal Law on Joint Stock Companies and the Charter;

11.  possesses the right of first signature with respect to financial documents;

12. issues powers of attorney on behalf of the Company, including with the right of sub-delegation;

13.  opens Company's accounts with banks;

14. arranges for the compilation of a list of information that can be considered commercial secret; issues orders and instructions on compliance with the requirements to protect such commercial secret;

15. exercises other powers in accordance with effective legislation and the Company's Charter.


The following issues of day-to-day business fall within the competence of the Management Board under the Company's Charter:

1.   Determining the Company's technical, financial, economic and tariff policy;

2. Working out proposals on the Company's main lines of business, including draft budgets, business plans, development strategies and programs of the Company;

3.   Ensuring control over the Company's finances and business;

4.   Determining the Company's personnel and social policy;

5. Preparing materials and draft resolutions on matters to be considered by the general meeting of shareholders and the Board of Directors, including preparing proposals to effect transactions on the Company's participation in other organizations which are subject to the approval of the general meeting of shareholders and the Board of Directors of the Company, etc.;

6. Ensuring organizational and technical support for the operations of the Company's bodies;

7. Approving internal regulations governing matters within the competence of the Management Board of the Company, except for internal regulations to be approved by the general meeting of shareholders and the Board of Directors;

8. Analyzing the performance of the Company's structural units, branches and other separate divisions and issuing mandatory instructions to improve their performance;

9.   Discussing  organizational  matters relating to the Company's  branches and
     representative   offices  and  other  matters,   in  compliance   with  the
     Regulations on the Management Board;

10.  Determining the methodology of planning and budgeting in the Company;

11.  Formulating the Company's security policy;

12. Approving the internal document regulating the general provisions of labor motivation, and also considering and adopting decisions on the conclusion of collective contracts and agreements;

13.  Formulating  the  accounting  policy,  control  of the  improvement  of the methodology of bookkeeping and managerial accounting, and also of the introduction of the Company's reporting standards complying with international accounting principles;

14. Establishing standing or interim committees under the Management Board which are not the Company's independent bodies (to solve the specific issues of preparing the Board's decisions); approving the Regulations on them;

15. Determining the size of personal quarterly remuneration for each member of the Management Board as proposed by the Chairman of the Board;

16.  Approving internal control procedures.

The Management Board of the Company may also decide on other matters pertaining to the management of the Company's current operations on the instructions of the Board of Directors or as proposed by the General Director of the Company, except for decisions pertaining to matters referred to the competence of the general meeting of shareholders or the Board of Directors of the Company.

Information on amendments to the Charter and other regulations of the Company during the reported quarter

There were no amendments to the Charter of the Company or any internal statements regulated Company bodies' activities during the 1st Quarter of 2004. The Charter and other internal documents of the Company are available by the link www.rt.ru/icenter.

5.2  Members Of The Issuer's Management Bodies

         As of March 31, 2003, the Board of Directors of the Company comprised:

         Valery Nikolaievich Yashin

         Year of birth: 1941
         Education: higher

         Positions for the last 5 years:

         Period: 1993 - 1999
         Company: OJSC Peterburgskaya Telefonnaya Set'
         Position: General Director

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: General director, Chairman of Management Board

         Period: 1998 - 2000
         Company: OJSC St. Petersburg MMT
         Position: member of Supervisory Board

         Period: 1998 - 2002
         Company: OJSC Peterburgskaya Telefonnaya Set'
         (St. Petersburg Phone Network)
         Position: member of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Svyazinvest-Media
         Position: Chairman of Board of Directors

         Period: 2000 - 2003
         Company: CJSC MobiTel
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Orel Region)
         Position: Chairman of Board of Directors

         Period: 2001 - 2003
         Company: NP Fund Rostelecom-Garantia
         Position: Chairman of Council

         Period: 1998 - present
         Company: CJSC Sankt-Peterburgskiye Taksofony
         (St. Petersburg Payphones), OJSC Telecominvest
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom, OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company)
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: OJSC RTComm.RU, OJSC Natsionalnaya Taksofonnaya Set (National Payphone Network)
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2003 - present
         Company: CJSC Football club ZENIT
         Position: Chairman of Board of Directors

         Period: 1998 - present
         Company: NP Telecom-Soyuz
         Position: Chairman of Council

         Period: 2002 - present
         Company: Russian Fund for the History of Telecommunications
         Position: member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Stanislav Petrosovich Avdiyants

         Year of birth: 1946
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 1999
         Company: OJSC Svyazinvest
         Position: Deputy Head of Economic and Finance Service

         Period: 1999 - 2000
         Company: OJSC Svyazinvest
         Position: Deputy Head of the Economic Forecasting and Aggregate Planning Department

         Period: 2000 - present
         Company: OJSC Svyazinvest
         Position: Executive Director - Head of Economic and Tariff policies Department

         Period: 1998 - 2000
         Company: OJSC Yekaterinburgskaya Telefonnaya Set
         (OJSC Yekaterinburg Telephone Network)
         Position: member of Board of Directors

         Period: 1999 - 2001
         Company: OJSC Svyazinform of Chuvash republic)
         Position: Chairman of Board of Directors

         Period: 1999 - 2002
         Company: OJSC Electrosvyaz of Kostroma Region)
         Position: Chairman of Board of Directors

         Period: 2000, 2001 - 2002, 2003 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2001 - 2003
         Company: OJSC Kostromskaya GTS (Kostroma GTS)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Magadansvyazinform
         Position: Chairman of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Tsentralny Telegraf (Central Telegraph)
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company), OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya (South Telecommunications Company)
         Position: member of Board of Directors

         Stockholdings in the Company: 0.00081%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vadim Yevgenievich Belov

         Year of birth: 1958
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director, member of Management Board

         Period: 1999 - 2000
         Company: OJSC Kirovelectrosvyaz
         Position: Chairman of Supervisory Board

         Period: 1999 - 2000
         Company: OJSC Volgogradelektrosvyaz, OJSC Electrosvyaz of Moscow Region
         Position: Chairman of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Electrosvyaz of Stavropol Region)
         Position: member of Board of Directors

         Period: 1999 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (Southern Telecommunications Company)
         Position: Chairman of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Volgogradelektrosvyaz
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom, OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektrosvyaz of Novosibirsk Region)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektrosvyaz of Rostov Region), OJSC Uraltelecom
         Position: Chairman of Board of Directors

         Period: 2001 - 2003
         Company: NPF Rostelecom-Garantiya (Rostelecom-Guarantee)
         Position: member of Council

         Period: 2002 - 2002
         Company: OJSC Svyazinform of Chelyabinsk Region)
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: NPF Telecom-Soyuz
         Position: member of Council

         Period: 2002 - 2003
         Company: OJSC RTC-Leasing
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Tsentralny Telegraf (Central Telegraph),
         OJSC North-West Telecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Uralsvyazinform
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: NPP Center for Research into Problems of the Development of Telecommunications
         Position: Chairman of Council



         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Nikolai Pavlovich Yemelyanov

         Year of birth: 1948
         Education: higher

         Positions for the last 5 years:

         Period: 1995 - 2002
         Company: OJSC Novgorodtelecom
         Position: General Director

         Period: 2002-present
         Company: OJSC Novgorodtelecom, OJSC North-West Telecom
         Position: Regional Director

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Stockholdings in the Company: 0.00063%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Sergei Ivanovich Kuznetsov

         Year of birth: 1953
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: CJSC PeterStar
         Position: General Director

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: General Director

         Period: 2003 - present
         Company: OJSC Severo-Zapadny Telecom (OJSC North-West Telecom)
         Position: General Director, Chairman of Management Board

         Period: 2001 - present
         Company: CJSC Interfax-Telecom
         Position: member of Board of Directors

         Period: 2001 - present
         Company: OJSC RTC-Leasing
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: NP Center for Research into Problems of the Development of Telecommunications
         Position: member of Council

         Period: 2001 - present
         Company: NPF Rostelecom-Garantia
         Position: member of Council

         Period: 2001 - present
         Company: CJSC Globalstar - Space Communications
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: CJSC RTComm.RU
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Rostelecom, CJSC Telmos
         Position: member of Board of Directors

         Period: 2003 - present
         Company: JSB Svyaz-Bank
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Aleksandr Vladimirovich Lopatin

         Year of birth: 1964
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1999
         Company: RAO UES
         Position: Head of Treasury

         Period: 1999 - 2003
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 2000 - 2003
         Company: OJSC Svyazinvest
         Position: member of Management Board

         Period: 2000 - 2001
         Company: OJSC Elektrosvyaz of the Rostov Region
         Position: Chairman of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Khantymansiiskokrtelecom
         Position: Chairman of Board of Directors

         Period: 2000 - 2003
         Company: CJSC MobiTel
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektrosvyaz of the Krasnoyarsk Region
         Position: Chairman of Board of Directors

         Period: 2002 - 2003
         Company: OJSC Sibirtelecom
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: NP Center for Research into Problems of the Development of Telecommunications
         Position: Director

         Period: 2003 - 2003
         Company: CJSC MobiTel
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors, member of Management Board

         Period: 2000 - present
         Company: OJSC Tsentralny Telegraf (Central Telegraph),
         OJSC RusLeasingSvyaz
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Tsentralnaya Telekommunikatsionnaya kompaniya (Central Telecommunications Company), OJSC MGTS
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Dalsvyaz
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: OJSC Volgatelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Sibirtelecom
         Position: Chairman of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none



         Stanislav Nikolaievich Panchenko

         Year of birth: 1945
         Education: higher


         Positions for the last 5 years:

         Period: 1996 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 1998 - present
         Company: OJSC Svyazinvest
         Position: member of Management Board

         Period: 1999 - 2000
         Company: OJSC Sankt-Peterburgsky Telegraf (St. Petersburg's Telegraph)
         Position: member of Management Board

         Period: 1999 - 2000
         Company: OJSC Moscow MMT
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Saint-Petersburg MMT
         Position: member of Supervisory Board

         Period: 1999 - 2001
         Company: OJSC Peterburgskaya Telefonnaya Set
         (St. Petersburg Phone Network)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Vladimir Region
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Nizhegorodsvyazinform
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Lipetskelektrosvyaz
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Stavropol Region
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Rostov Region
         Position: member of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Voronezhsvyazinform
         Position: Chairman of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Electrosvyaz of Vladimir Region
         Position: Chairman of Board of Directors

         Period: 1999 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 1999 - present
         Company: OJSC Lensvyaz
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: OJSC Dagsvyazinform
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (OJSC South Telecommunications Company)
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Viktor Abramovich Polishchuk

         Year of birth: 1938
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - present
         Company: OJSC Rossiiskaya telekommunikatsionnaya set
         (Russian Telecommunications Network)
         Position: President, Chairman of Board of Directors

         Period: 1998 - 2000
         Company: OJSC Moscow MMT, OJSC ENIFCOM
         Position: member of Board of Directors

         Period: 1998 - 2001
         Company: OJSC RUSNET LABS
         Position: General Director

         Period: 1998 - present
         Company: OJSC Aerocom
         Position: member of Board of Directors

         Period: 1998 - present
                              Company: LLC ENIKS-N
         Position: General Director

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC Trillprom
         Position: General Director

         Period: 1995 - present
         Company: CJSC CenterTelecomService of Moscow district, CJSC Na Ilyinke
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Irina Mikhailovna Ragozina

         Year of birth: 1950
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1999
         Company: OJSC Svyazinvest
         Position: Head of Shareholding Management Service

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: Director of the Corporate Governance Department

         Period: 1998 - 2002
         Company: OJSC Svyazinform of the Chelyabinsk Region
         Position: Chairman of Board of Directors

         Period: 1998 - 2002
         Company: OJSC Kamchatsvyazinform
         Position: member of Board of Directors, Chairman of Board of Directors

         Period: 1998 - 1999
         Company: OJSC Giprosvyaz
         Position: Chairman of Board of Directors

         Period: 1998 - 1999
         Company: OJSC Elektrosvyaz of the Vladimir Region
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Lensvyaz
         Position: member of Board of Directors

         Period: 2000 - 2000
         Company: OJSC Saint-Petersburg MMT
         Position: member of Supervisory Council

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Kurgan Reigion
         Position: member of Board of Directors

         Period: 1998 - present
         Company: OJSC Peterburgskaya Telefonnaya Set'
         (St. Petersburg Phone Network)
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC North-West Telecom
         Position: Chairman of Corporate Governance Committee

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Mikhail Viktorovich Slipenchuk

         Year of birth: 1965
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - present
         Company: LLC Investitsionnaya Finansovaya Kompaniya Metropol (LLC Metropol Investment Financial Company)
         Position: General Director

         Period: 2000 - present
         Company: LLC Varna-95
         Position: General Director

         Period: 2000 - present
         Company: MFB
         Position: member of Exchange Board

         Period: 2000 - present
         Company: Regional Public Organization Bamboo
         (Society of Disabled People with Spinal Injuries and Diseases).
         Position: Member of Coordination Council

         Period: 2001 - 2002
         Company: OJSC Elektroistochnik
         Position: member of Board of Directors

         Period: 2002 - present
         Company: LLC Donskaya 13
         Position: General Director

         Period: 2002 - 2003
         Company: OJSC CB OBIBANK, NPP RTS Stock Exchange
         Position: member of Board of Directors

         Period: 2001 - present
         Company: OJSC Elektroistochnik
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: OJSC Rostelecom, OJSC Ulyanovskenergo
         Position: member of Board of Directors

         Period: 2002 - present
         Company: MOO West Center Oyama Kiokushinkai Karate-Do
         Position: member of Board of Directors

         Period: 2004 - present
         Company: Interregional public organization Federation of Kiokushinkai Karate-Do
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Evgeny Valerievich Yurchenko

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: CJSC Bank Menatep SPB
         Position: Branch Manager

         Period: 2001 - 2002
         Company: OJSC Bank Menatep SPb
         Position: Head of regional center, vice-president, member of Management Board

         Period: 2002 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 2003 - 2003
         Company: OJSC RTC-Leasing
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC VolgaTelecom, OJSC RTC-Invest
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC Svayzinvest
         Position: member of Management Board

         Period: 2003 - present
         Company: OJSC Rostelecom, OJSC Giprosvyaz, OJSC Sibirtelecom, OJSC Dalsvyaz, OJSC RTComm.RU, OJSC RusLeasingSvyaz, OJSC CB Svyaz-bank
         Position: member of Board of Directors

         Period: 2003 - present
         Company: NPF Telecom-Soyuz
         Position: member of Council

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


As of March 31, 2003, the duties of General Director of the Company were fulfilled by

         Dmitry Yevgenievich Yerokhin.

         Year of birth: 1950
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2001
         Company: OJSC Rostelecom
         Position: Deputy General Director - Head of TCMS -9

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: First Deputy General Director, member of Management Board

         Period: 2002 - present
         Company: CJSC Globalstar - Space Telecommunications, OJSC MTs NTT
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: OJSC MMTS-9, OJSC IC Costars
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: General Director, Chairman of Management Board

         Period: 2004 - present
         Company: NP Center for Research into Problems of the Development of Telecommunications
         Position: member of Board of Directors

         Stockholdings in the Company: 0.00037%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         As of March 31, 2003, the Management Board of the Company comprised:

         Dmitry Yevgenievich Yerokhin, Chairman of Management Board (information given above)

         Sergey Lvovich Akopov

         Year of birth: 1953
         Education: professional

         Positions for the last 5 years:

         Period: 2000 - 2001
         Company: CJSC PeterStar
         Position: Office-Manager

         Period: 2001 - 2003
         Company: CJSC Petersburg Transit Telecom
         Position: Administration Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Administration Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Vladimir Ivanovich Androsik

         Year of birth: 1975
         Education: higher

         Positions for the last 5 years:
         Period: 1997 - 2001
         Company: CJSC PeterStar
         Position: Junior Specialist, Specialist, Senior specialist, Finance manager, Deputy Finance Director on management accounts

         Period: 2001 - 2001
         Company: OJSC Rostelecom
         Position: Adviser to General Director on Economic and Finance

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Finance Director, member of Management Board

         Period: 2001 - present
         Company: NPF Rostelecom-Garantia
         Position: member of Council

         Period: 2002 - present
         Company: CJSC Westelcom, OJSC RTC-Leasing
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC Rustel, OJSC Moscow Cellular  Communications,
         CJSC Globalstar - Space Telecommunications, OJSC CB Svayz-bank, OJSC RTComm.RU, CJSC Telecom-Center, Golden Telecom Inc.
         Position: member of Board of Directors

         Period: 2003 - present
         Company: CJSC MTs NTT, OJSC MMTS-9
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Infotex Taganrog Telecom, OJSC A-Svyaz
         Position: Chairman of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Dmitry Mikhailovich Gurevich

         Year of birth: 1971
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2003
         Company: Saint-Petersburg branch CJSC Lucent Technologies
         Position: Project Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Project Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vadim Yurievich Izotov

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 2001
         Company: CJSC North-West GSM
         Position: Head of Group, Deputy General Director -
         Head of Group IT Department

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Advisor to General Director on IT, Deputy General Director
         - IT Director

         Period: 2001 - present
         Company: CJSC ROSPAC
         Position: General Director

         Period: 2002 - 2003
         Company: CJSC COMSET, CJSC Incom, ANO TsNIIS-RTC
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Igor Alekseievich Kalugin

         Year of birth: 1964
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - 2001
         Company: CJSC PeterStar
         Position: Finance Director

         Period: 2001 - 2003
         Company: CJSC Petersburg Transit Telecom
         Position: General Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: First Deputy General Director - Director of MMT branch

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Aleksandr Vladimirovich Lopatin (information given above)



         Aleksandr Aleksandrovich Lutsky

         Year of birth: 1972
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2000
         Company: CJSC Saint-Petersburg Payphones
         Position: Finance Director

         Period: 2000 - 2001
         Company: CJSC Petersburg Transit Telecom
         Position: Finance Director

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Chief Accountant

         Period: 2002 - present
         Company: OJSC Moscow Cellular Communications
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vladimir Konstantinovich Mironov

         Year of birth: 1956
         Education: higher

         Positions for the last 5 years:

         Period: 1983 - 2000
         Company: Military Service
         Position: Military

         Period: 2001 - 2002
         Company: CJSC PeterStar
         Position: Head of Security Department

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director on Personnel and Security

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Galina Vasilievna Rysakova

         Year of birth: 1967
         Education: higher

         Positions for the last 5 years:

         Period: 1989 - 2001
         Company: OJSC International Airport Sheremetievo
         Position: Head of HR Department

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: Head of HR Department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - HR Director, member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Dmitry Vyacheslavovich Sigalov

         Year of birth: 1973
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 2002
         Company: OJSC Telecominvest
         Position: Head of Legal Department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director on Legal Issues, member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vladimir Vladimirovich Terekhov

         Year of birth: 1958
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2001
         Company: CJSC PeterStar
         Position: Engineer, Manager, Senior Manager, Deputy Technical Director on Development and Re-engineering

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: Deputy General Director - Technical Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: First Deputy General Director, member of Management Board

         Period: 2003 - present
         Company: OJSC COMSET
         Position: First Deputy General Director, member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Gulnara Shamilievna Khasyanova

         Year of birth: 1970
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - 1999
         Company: OJSC Rostelecom, MMTS-10 branch
         Position: Head of Business Development Department

         Period: 2000 - 2002
         Company: OJSC Rostelecom, MMT branch
         Position: Head of Business Development Department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Commercial Director, member of Management Board

         Period: 2003 - 2003
         Company: OJSC Westelcom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC MTs NTT, CJSC COMSET
         Position: member of Board of Directors

         Stockholdings in the Company: 0.00025%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

5.3 Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

The amount of all types of remuneration (including salaries, bonuses, commission charges, benefits and/or compensation of expenses, and also other material allowances) paid by the Company in 2003 is:

-    27,050,273.38 rubles to members of the Board of Directors;

-    50,943,426.78 rubles to members of the Management Board;

No material agreements were signed on these payments in 2003.

5.4 Organization and Authority of the Auditing Bodies of the Issuer's Financial and Business Operations

As of December 31, 2003, an auditing commission and an internal audit unit have operated within the Company, and an auditor has been appointed, in accordance with the Articles of Association of the Company and for the purpose of auditing its financial and business operations.

The Audit Commission was elected at the annual general meeting (AGM) of shareholders on June 15, 2003 to consist of two members. In accordance with the Company's Articles of Association, the Audit Commission's authority includes:

-    verifying the data contained in reports and other documents of the Company;

- revealing violations of the procedure established by the legal acts of the Russian Federation for financial accounting and reporting;

- verifying compliance with the legal standards for tax assessment and payment of taxes;

- revealing violations of the legal acts of the Russian Federation regulating the financial and business operations of the Company;

- assessing the cost-effectiveness of the financial and business operations of the Company.

The Internal Audit Unit was set up in the Company in 2002 as part of the Corporate Audit Division of the Financial Directorate under the Deputy General Director - Finance Director, and, as of December 31, 2003, had three members. The Division's Head is in charge of the Internal Audit Unit.

The Regulations on the Internal Audit Unit set out its main functions as follows:

- organizing and holding audits, checks, official investigations with regard to the core financial and business operations of the Company;

- verifying the performance efficiency of the Company's units in fulfilling their roles and functions, and their compliance with financial discipline in implementing the decisions of the Company's management bodies;

- monitoring compliance by the Company's units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and elaborating recommendations for improvement thereof;

- analyzing the results of audits and checks of the Company conducted by outside auditors (independent auditor), and monitoring the development and implementation of remedial and preventive action plans;

- holding expert reviews of problem issues in the financial and business operations of the Company;

- considering and agreeing, on instructions from the Company's management, draft contracts, checking on the need for and feasibility of concluding them, and the compliance of contractual terms and conditions with the bylaws and interests of the Company;

- considering and agreeing, on instructions from of the Company's management, draft minutes of meetings of the Management Board, Board of Directors, and general meetings of the shareholders of the Company;

- revealing material violations and internal problems exerting or capable of exerting a detrimental impact on the functioning of the Company, analyzing the reasons for the appearance of material violations and internal problems, and assessing their impact on the financial and business operations of the Company.

Information on the Company's Auditor is given in item 1.3 The Issuer's the auditor (auditors).

On April 28, 2004, in accordance with the Declaration of Corporate Governance Principles approved on April 11, 2002, the Board of Directors of the Company adopted the Code of Ethics.

The Code of Ethics was worked out according to the requirements and recommendations of the NYSE, The U. S. Securities and Exchange Commission (SEC), as well as recommendations of the Federal Commission for Securities Market
(FCSM) of Russia stipulated in the Code of Corporate Conduct and obligatory for all the companies listed on the largest Russian stock exchanges.

The adoption of the Code of Ethics was aimed at further improvement of the Company's corporate governance practices that regulate matters related to conflicts of interests, abuse of official power and use of insider information, as well as information disclosure procedures.



5.5  Members  of  the  Bodies  Auditing  the  Issuer's  Financial  and  Business
     Operations

The Audit Commission of the Company is made up of:

- I.V. Prokofieva - Deputy Director of the Department for Internal Audit and Economic Analysis, OJSC Svyazinvest;

-    K.V. Belyaev - Chief Accountant of OJSC Svyazinvest.


         Irina Vladimirovna Prokofieva

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: OJSC Telecominvest
         Position: Tax Specialist

         Period: 2001 - present
         Company: OJSC Svyazinvest
         Position:  Deputy Head of Internal  Audit  Department,
         Deputy Director - Head of Department for Internal Audit and Economic Analysis, Director of Internal Audit Department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Audit Commission

         Period: 2003 - present
         Company: CJSC Ermak RMS
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Konstantin Vladimirovich Belyaev

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - 2001
         Company: OJSC Artelecom
         Position: Deputy Chief Accountant, Chief Accountant

         Period: 2001 - present
         Company: OJSC Svyazinvest
         Position: Chief Accountant

         Period: 2002 - 2002
         Company: OJSC Artelecom, OJSC Yartelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Audit Commission

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         The Internal Audit Unit consists of:

         Yelena Alekseevna Filippova

         Year of birth: 1951
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1999
         Company: OJSC Rostelecom, MMT branch
         Position: Chief specialist in new services development department

         Period: 2000 - 2003
         Company: OJSC Rostelecom, MMTS-10 branch
         Position: Chief specialist in new services development department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Chief specialist of the audit service of the audit service of the Company's Internal Audit Unit
         Stockholdings in the Company: 0.00099%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Dmitry Ivanovich Tkachenko

         Year of birth: 1978
         Education: higher, post-graduate

         Positions for the last 5 years:

         Period: 2000-2001
         Company: LLC Interunion-Audit
         Position: Expert of Audit Department

         Period: 2001-2002
         Company: CJSC Unicom MC - Consulting Group
         Position: Auditor of Audit Department

         Period: 2002-2003
         Company: CJSC PriceWaterhouseCoopersAudit
         Position: Consultant of Audit Department

         Period: 2004 - present
         Company: OJSC Rostelecom
         Position: Lead Specialist of the Company's Internal Audit Unit Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Valery Petrovich Ryzhy

         Year of birth: 1978
         Education: higher

         Positions for the last 5 years:

         Period: 2000 - 2002
         Company: CJSC Audit company FinEscort
         Position: 3rd category expert in audit department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Lead specialist of the audit service of the Company's Internal Audit Unit

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Olga Vissarionovna Polunina

         Year of birth: 1969
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 1999
         Company: Coca-Cola Molino Novosibirsk
         Position: Chief accountant

         Period: 1999 - 2000
         Company: Fuel regional association
         Position: Deputy General Director on Economics and Finance

         Period: 2000 - 2002
         Company: FIG Sayvur Management
         Position: Finance manager

         Period: 2002 - present
         Company: OJSC Rostelecom, Sibir branch
         Position: Chief accountant of TCMS-12 branch, Internal auditor of Sibir branch of the Company's Internal Audit Unit

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Oleg Stanislavovich Shedenkov
         (head of the Corporate Control Division, which includes
         Internal Audit Unit)

         Year of birth: 1975
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: RAO Norilsky Nickel
         Position: chief specialist in internal audit department of the control and audit division

         Period: 2001 - 2002
         Company: OJSC Norilskaya Gornaya Companiya (Norilsk Mining Company)
         Position: Deputy Head of the Audit Department of the Control and Audit Division

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Head of the Internal Audit Unit, Head of the Corporate Control Division

         Period: 2003 - present
         Company: CJSC Westelcom, CJSC Incom
         Position: Chairman of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

5.6 Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer's Financial and Business Operations

1,769,591.72 rubles to members of the Revision Commission.

Remuneration of the members of Revision Commission in the 2003 financial year amounted to: 1,769,591.72 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2003 financial year amounted to: 2.136.319,15 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2004 financial year is paid out in accordance with the unit's staffing table.

5.7 Number of Issuer's Employees, Employee Education and Category Summary Data, and Headcount Changes

-----------------------------------------------------------------------------------------------------------------
Indicator                             the year   the year of  the year of   the year   the year of  1st Quarter
                                       of 1999       2000         2001       of 2002       2003       of 2004
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Average payroll employees, persons        33,077       36,017       35,153      31,072       28,185       26,257
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Amount of funds spent for            1,197,548.1    1,765,650    1,968,801 2,378,134.5  2,803,337.7    709,554.9
remuneration, rubles
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Amount of funds spent for social        35,631.7     39,210.7     68,879.5    77,741.1     77,735.0     16,901.1
security payments, rubles
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Total amount of funds spent, rubles  1,233,179.8  1,804,860.7  2,037,680.5 2,455,875.6  2,881,072.7      726,456
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Indicator                             the year   the year of  the year of   the year   the year of  1st Quarter
                                       of 1999       2000         2001       of 2002       2003       of 2004
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Employees aged under 25 years, %           3.10         3.10         2.60        2.10         2.43         2.60
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Employees  aged  between  25  and 35      20.90        19.90        19.40       17.90        15.73        18.46
years, %
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Employees  aged  between  35  and 55      54.30        55.10        54.80       61.50        64.10        63.16
years, %
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Employees aged over 55 years, %           21.70        21.90        23.20       18.50        17.74        15.78
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Total:                                   100.00       100.00       100.00      100.00       100.00       100.00
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Including:
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
With  a  secondary  and/or  complete      50.60        41.60        40.20       36.90        31.07        28.43
general education, %
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
With  a  primary  and/or   secondary      25.60        31.80        32.20       35.00        40.51        41.96
vocational education, %
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
With a higher vocational  education,      23.70        26.50        27.50       28.00        28.30        29.49
%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
With  a  post-university  vocational       0.10         0.10         0.10        0.10         0.12         0.13
education, %
-----------------------------------------------------------------------------------------------------------------


There is no unified labor organization within OJSC Rostelecom. Labor union cells that constitute primary trades union organizations of the All-Russia Labor Union of Communications Workers of the Russian Federation have been set up in almost every Company's branch.

The All-Russia Labor Union of Communications Workers of the Russian Federation was founded on November 15, 1905 and today has about 780,000 members.

5.8 The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter (Share) Capital (Equity Fund)

As of March 31, 2003, no agreements or obligations of the Company existed with respect to the potential participation of employees of the Company in its share capital, including option programs.



VI.  The Issuer's Participants (Shareholders) And Interested-Party Transactions

6.1  The Total Number of the Issuer's Shareholders (Participants)

As of March 31, 2003, the total number of shareholders registered in the register of OJSC Rostelecom amounted to 27,581 entities, including 37 nominee holders.

6.2 The Issuer's Participants (Shareholders) Owning At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital (Equity Fund) Or At Least 20% Of Their Ordinary Shares

As of March 31, 2003, the shareholders of the Company include the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1. Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Investment Telecommunications Company)

     Short name: Svyazinvest

     TIN: 7710158355

     Address: 55 Plyushchikha St. Bld. 2, Moscow, 119121

     Interest in the Company's charter capital: 38%

     Interest in the Company's ordinary shares in charter capital: 50.67%

     Shareholders of OJSC Svyazinvest include:

- Russian Federal Property Fund (RFPF), 25% share of the charter capital minus 2 shares, located at: 9 Leninsky Prospekt, Moscow, 119049; TIN 7704097841;

- Ministry for Property Relations of Russian Federation, 50% share of the charter capital plus 1 share, located at: 9 Nikolsky Per., Moscow, 103685; TIN 7710144747;

- MUSTCOM LIMITED (Mustcom Ltd.), 25% share of the charter capital plus 1 share, located at: 3 Themistoklis Dervis Street, Julia House CY-1066 Nicosia, Cyprus.

2.   Full name: Closed Joint Stock Company ING Bank (Eurasia) CJSC

     Short name: CJSC ING Bank (Eurasia)

     TIN: 7712014310

     Address: 31 Krasnaya Presnya St., Moscow, 123022

     Interest in the Company's charter capital: 23.85%

     Interest in the Company's ordinary shares in charter capital: 27.08%

     CJSC ING Bank (Eurasia) is a subsidiary bank of the ING Group, which is an international financial institution, founded in Netherlands and active in various spheres of banking, insurance and asset management.

3. Full name: Non-profitl Partnership Natsionalny Depozitarny Tsentr (National Depositary Center)

     Short name: NP NDC

     TIN: 7706131216

     Address: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009

     Interest in the Company's charter capital: 12.68%

     Interest in the Company's ordinary shares in charter capital: 11.80%

     The founders of NP NDC are the Bank of Russia and CJSC Moscow Interbank Currency Exchange.

4. Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company)

     Short name: CJSC DCC

     TIN: 7710021150

     Address: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047

     Interest in the Company's charter capital: 7.13%

     Interest in the Company's ordinary shares in charter capital: 4.36%

     The shareholders of CJSC DCC are 9 of the biggest financial institutions, including ING Bank (Eurasia) CJSC, Deutsche Bank Ltd., OJSC CB Savings Bank of the Russian Federation, and NP DCC.

6.3 Portions Of The Issuer's Charter (Share) Capital (Equity Fund) Owned By The State Or A Municipal Entity Or The Existence Of Special Rights (The Golden Share)

As of March 31, 2003, the shareholders of the Company did not include the state (a municipal entity). There are no any special rights by the state or any municipal entities in managing the Company.

6.4 Restrictions Concerning Participation In The Issuer's Charter (Share) Capital (Equity Fund)

In accordance with the Company's constitutive documents and applicable Russian Federation legislation, there are no restrictions on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder.

However, in accordance with chapter 10 of the Federal Law on Joint Stock Companies, an entity that, alone or jointly with its affiliates, acquires 30% or more of the ordinary shares placed by the Company shall notify the Company in writing of its intent to acquire the said shares not later than 30 days before the share acquisition date, and also offer the other shareholders to sell it the Company's ordinary shares owned by them at a price that is no less than the weighted average purchase price for the Company shares obtaining over the past six months preceding the date of acquiring 30% or more of the Company's shares.

Moreover, in accordance with the law of the Russian Federation on Competition and the Limitation of Monopolistic Activities on Commodity Markets, the acquisition by an entity (group of entities) of voting shares in the Company's charter capital, giving that entity (group of entities) the right to dispose of more than 20% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.

There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

6.5 Changes In The Composition and Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares

As of April 28, 2003, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2002 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2.   Closed Joint Stock Company ING Bank  (Eurasia) ZAO (CJSC ING Bank (Eurasia)
     ZAO) (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 23.55%. The size of its ordinary shares constituted 19.44% of the Company's charter capital (nominee holder).

3. Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (TIN 7706131216) registered at: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009. Its share in the charter capital of the Company amounted to 11.36%. The size of its ordinary shares constituted 7.01% of the Company's charter capital (nominee holder).

As of April 14, 2002, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2001 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 19.25%. The size of its ordinary shares constituted 19.25% of the Company's charter capital (nominee holder).

3. Noncommercial Partnership Natsionalny Depozitarny Tsentr (National Depositary Center) (TIN 7706131216) registered at: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009. Its share in the charter capital of the Company amounted to 5.98%. The size of its ordinary shares constituted 4.41% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887), registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 5.8%. The size of its ordinary shares constituted 1.65% of the Company's charter capital (nominee holder).

5. Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) (TIN 7710021150) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 5.35%. The size of its ordinary shares constituted 3.04% of the Company's charter capital (nominee holder).

As of May 9, 2001, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2000 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55, Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 20.68%. The size of its ordinary shares constituted 20.68% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) (TIN 7710021150) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 7.02%. The size of its ordinary shares constituted 4.4% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 5.88%. The size of its ordinary shares constituted 1.25% of the Company's charter capital (nominee holder).

As of May 8, 2000, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1999 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 22.32%. The size of its ordinary shares constituted 22.32% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 6.71%. The size of its ordinary shares constituted 2.16% of the Company's charter capital (nominee holder).

As of May 10, 1999, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1998 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 15.07%. The size of its ordinary shares constituted 15.07% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Brunswick Warburg Nominees (TIN 7711080038) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 9.76%. The size of its ordinary shares constituted 1.89% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 6.48%. The size of its ordinary shares constituted 2.94% of the Company's charter capital (nominee holder).

6.6  Interested Party Transactions Entered into by the Issuer

During the 1st quarter of 2004 no transactions (groups of interrelated transactions) worth 5% or more of the balance sheet value of the Company's assets.

During the 1st quarter of 2004 the Company executed and the Board of Directors approved no interested party transactions (groups of interrelated transactions) when such approval is obligatory by the Russian Federation legislation.

6.7  Accounts receivable

in thousand RUR

----------------------------------------------------------------------------------------------------------------
                                     As of        As of        As of        As of        As of     As of March
                                 December 31, December 31, December 31, December 31, December 31,   31, 2004
                                     1999         2000         2001         2002         2003
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Total amount of accounts         6,700,753    7,336,897    7,250,612    9,808,766    8,826,763    9,831,584
  receivable
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Including overdue                1,492,882     562,228      562,228     1,779,726    1,782,515    2,716,137
----------------------------------------------------------------------------------------------------------------


The structure of accounts receivable of the Company as of December 31, 2003 in thousand RUR

----------------------- ----------- -----------------------------------------------------------------------------
   Type of account       Current                                      Overdue
      receivable
----------------------- ----------- -----------------------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                      Total                                including
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                                                      By time of incurring
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
                                                 up to    from 30   from 60     from 90     from        over
                                                30 days      to        to         to      180 days     1 year
                                                          60 days    90 days   180 days   to 1 year
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total account            7,044,248   1,782,515    69,422   299,153    144,596    130,266    127,716    1,011,361
receivable, including:
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Buyers and               5,447,315   1,777,856    68,459   297,213    144,596    130,096    127,428    1,010,064
customers,  including:
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Promissory notes                 -           -         -         -          -          -          -            -
receivable
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of subsidiaries
and dependent                    -           -         -         -          -          -          -            -
companies
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of participants            -           -         -         -          -          -          -            -
(shareholders) with
respect to
contributions to
charter capital
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Advances issued            483,068       4,263       940     1,889          -         78        156        1,199
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Other debtors            1,113,865         396        22        52          -         92        132           98
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total                    7,044,248   1,782,515    69,422   299,153    144,596    130,266    127,716    1,011,361
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------

The structure of accounts receivable of the Company as of March 31, 2004 in thousand RUR

----------------------- ----------- -----------------------------------------------------------------------------
   Type of account       Current                                      Overdue
      receivable
----------------------- ----------- -----------------------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                      Total                                including
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                                                      By time of incurring
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
                                                 up to    from 30   from 60     from 90     from        over
                                                30 days      to        to         to      180 days     1 year
                                                          60 days    90 days   180 days   to 1 year
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total account            7,115,447   2,716,137    67,288   405,382    211,320    136,289    137,955    1,757,902
receivable, including:
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Buyers and               4,865,126   2,716,137    67,288   405,382    211,320    136,289    137,955    1,757,902
customers,  including:
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Promissory notes                 -           -         -         -          -          -          -            -
receivable
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of subsidiaries
and dependent                    -           -         -         -          -          -          -            -
companies
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of participants            -           -         -         -          -          -          -            -
(shareholders) with
respect to
contributions to
charter capital
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Advances issued            738,697           -         -         -          -          -          -            -
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Other debtors            1,511,624           -         -         -          -          -          -            -
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total                    7,115,447   2,716,137    67,288   405,382    211,320    136,289    137,955    1,757,902
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------


The debtors accounting for at least 10% of total amount of accounts receivable are shown below:

-----------------------------------------------------------------------------------------------------------------
Name of debtor                 The amount of accounts    The amount of overdue accounts         Penalties
                              receivable, thousand RUR      receivable, thousand RUR
-----------------------------------------------------------------------------------------------------------------
Republican Association                        992,427                                0                      0
BELTELECOM
-----------------------------------------------------------------------------------------------------------------



VII. The Issuer's Accounting Statements And Other Financial Information

7.1  The Issuer's Annual Accounting Statements

This report is supplemented with the Company's annual accounting statements for the 2003 financial year compiled in accordance with Russian Federation law (Annex No. 3).

7.2 The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter

This report is supplemented with the Company's quarterly accounting statements for the 1st Quarter of the 2004 financial year compiled in accordance with Russian Federation law (Annex No. 4).

7.3 The Issuer's Consolidated Accounting Statements for the Past Three Complete Financial Years or for Each Complete Financial Year

The Company does not perform to report with consolidated accounting statements compiled in accordance with Russian Federation law.

7.4  Total Exports and Exports as a Percentage of Total Sales

-------------------- ----------------------- ---------------------- ----------------------- ----------------------
                       the year of 2001*        the year of 2002       the year of 2003      1st Quarter of 2004
-------------------- ----------------------- ---------------------- ----------------------- ----------------------
-------------------- ----------- ----------- ---------- ----------- ----------- ----------- ---------- -----------
                     thousand    % of        thousand   % of        thousand    % of        thousand   % of
                        RUR      revenue        RUR     revenue        RUR      revenue        RUR     revenue
                                 earned                 earned                  earned                 earned
                                 from all               from all                from all               from all
                                 activities             activities              activities             activities
-------------------- ----------- ----------- ---------- ----------- ----------- ----------- ---------- -----------
-------------------- ----------- ----------- ---------- ----------- ----------- ----------- ---------- -----------
Total Company           539,312          3%  4,866,654         19%   4,703,366         16%  1,124,009         13%
revenue from
services export
-------------------- ----------- ----------- ---------- ----------- ----------- ----------- ---------- -----------


Note: The information on export and export as a percentage of total sales for the year of 2001 is included subject to IAS in case of RAS revenues were reported as balance.

7.5 Material Changes in the Issuer's Assets Since the Ending Date of the Latest Complete Financial Year

No facts of the acquirement or alienation of assets in excess of 5% of the book value of assets took place.

7.6 The Issuer's Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

During three preceding years up to the 1st quarter of 2004 and during the 1st quarter of 2004 OJSC Rostelecom was involved in the following material judicial proceedings:

1. The case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to the Savings Bank of the Russian Federation to recover 29,580,850 rubles on the grounds of improper performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to payment order No. 99666 of August 2, 1999 in electronic form. The Arbitrazh Court of the City of Moscow of first instance in its ruling of May 31, 2000 left the claim without consideration due to non-observance of the pretrial procedure for dispute settlement provided for under the agreement. The appellate instance upheld the above ruling in its ruling dated July 27, 2000. In its ruling dated September 28, 2000 the Federal Arbitrazh Court of the Moscow Circuit repealed the above judicial acts, and the case was referred to the first instance of the Arbitrazh Court of the City of Moscow. The Arbitrazh Court of the City of Moscow ruled against the Company, and the appeals instance upheld that decision. On March 22, 2001, the court of cassation repealed the acts of the lower instances and remanded the case. In its decision of July 6, 2001 the Arbitrazh Court of the City of Moscow ruled that a technical review be held to examine the Client-Savings Bank electronic payment system. Following receipt of the expert opinion the court proceedings were renewed by decision dated November 6, 2002. Due to the need for the experts to attend the court, the proceedings had been adjourned. During the proceedings held in January and February 2003, examination of the experts was held and the review findings were considered. By decision dated March 11, 2003, the claim was repealed. OJSC Rostelecom filed an appeal on April 11, 2003. The appeals instance repealed the appeal filed by OJSC Rostelecom. OJSC Rostelecom filed a cassation appeal with the Federal Arbitrazh Court of the Moscow Circuit that was considered in the 4th quarter of 2003. A cassation appeal was repealed. Currently Rostelecom is looking for further ways to defend its rights.

2. The case of a claim by OJSC Rostelecom against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution on tax liability dated October 29, 2002 for tax violation in the form of non-payment (failure to pay in full) of Uniform Social Tax as a result of incorrect tax calculation, in the form of a penalty of 20% of the amount of unpaid tax-384,293.23 rubles, and on recovering from OJSC Rostelecom of unpaid tax in the amount of 1,921,466.16 rubles. In the opinion of the tax authority OJSC Rostelecom, in calculating and making advance payments of UST for the first six months of 2002 had incorrectly calculated the amount of expenses for state social insurance. By a ruling of the Arbitrazh Court of the City of Moscow preliminary hearing was held on December 23, 2002. By decision of the court of first instance dated January 22, 2003, No. 40 Resolution of October 29, 2002 was declared invalid as inconsistent with tax law. By its ruling of June 17, 2003 based on the examination of the appeal filed by Interregional Tax Inspectorate No. 40 for the City of Moscow the cassation instance of the Federal Arbitrazh Court of the Moscow Circuit upheld the decision of the court of first instance and dismissed the cassation appeal filed by Interregional Tax Inspectorate No. 40.

3. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against the Russian Defense Ministry. The claim was filed to recover from the military unit a debt in the amount of 32,822,803.56 rubles and default interest for the use of borrowed money in the amount of 12,485,622.71 rubles. The debt was formed as a result of the military unit's failure to perform its obligations of payment for tonal frequency channels provided by the Company under a pertinent Agreement of March 24, 2000. After the claim was specified insofar as the amount of interest was concerned, the Arbitrazh Court of Moscow by its decision of June 2, 2003 sustained the amended claim by OJSC Rostelecom in the amount of 32,822,803.56 rubles of the principal and 12,783,859.27 rubles of default interest for the use of borrowed money, In accordance with the court's decision the principal amount was paid by the Russian Defense Ministry. The Federal Arbitrazh Court of the District of Moscow reversed, on the basis of the decision of the High Arbitrazh Court, the said decision with respect to collection of accrued interest and sent the case to the first instance for a new trial. As of the solicitation of OJSC Rostelecom the first instance court adopted the decision for the presentation of additional evidences from the Specialized Department of the Federal Treasury with respect to financing condition according to the Agreement No. MO 2000 of March 24, 2000. The court hearing will take place on April 28, 2004.

4. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against JSCB Savings Bank of Russia, JSC Saules Bank (Latvia), JSC Lateco Bank (Latvia) and JSC ElmexLLC (USA) to recover losses in the amount of 29,580,871 rubles inflicted jointly by the said banks by violating the procedure of banking operations in performing payment order No. 99666 dated August 2, 1999, as well as by subsequent remittance of cash from OJSC Rostelecom's settlement account under that payment order. Due to reorganization of JSC Saules Bank its successor, JSC Rietumu Bank, was recognized as a co-respondent. Preliminary proceedings were held on June 19, 2003. By decision of the Arbitrazh Court of the City of Moscow dated September 23, 2003 the claim was repealed. The higher instance court bodies made no changes to the said decision.

5. The case considered on June 21, 2001 by the Arbitrazh Court of the City of Moscow upon a claim of the Russian Telecommunications Development Corporation (RTDC) against OJSC Rostelecom and CJSC Sistema Telecom (CJSC Dontelecom being the third party) to declare invalid CJSC Dontelecom Shares Sale Contract No. (1) 24.1.20 dated February 1, 1999 concluded between OJSC Rostelecom and CJSC Sistema Telecom. The first instance of the Arbitrazh Court of the City of Moscow ruled the claim be dismissed. That decision has entered into force and at present it is already non-appealable. The Russian Telecommunications Development Corporation (RTDC) on August 6, 2001 filed another claim with the Arbitrazh Court of the City of Moscow to transfer rights and obligations of the buyer under the said share sale contract to the plaintiff. By Arbitrazh Court of the City of Moscow first instance decision dated August 28, 2001 the claims were sustained. Given the factual situation in the case and since the decision cannot be enforced (the shares are owned by foreign individuals who are not participants in the proceedings), OJSC Rostelecom, for its part, will not appeal against that decision. The executory process for this case was closed in April 2002 due to the impossibility of the arbitrazh court decision to be enforced.

6. The case considered on January 15, 2002 by the Arbitrazh Court of the City of Moscow upon the claim by CJSC Telecros against OJSC Rostelecom to recover 21,060,000 rubles for communication services allegedly provided during March-December 1998 in the absence of an agreement. The respondent did not admit the claim. By its ruling of February 14, 2002 the court suggested that the parties make arrangements for the settlement of the dispute and postponed the proceedings until March 14, 2002. That session was also postponed until April 15, 2002 due to non-appearance of representatives of the Plaintiff and their corresponding request for adjournment. Subsequently court proceedings were postponed and adjourned until June 3, 2002 and June 28, 2002, respectively. In the court hearing held on June 28, 2002 the plaintiff renounced the claim in full with the resulting ruling by the court on the termination of proceedings.

7. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 194,888,838.65 rubles, including 166,218,501.6 rubles of the principal and 28,670,337.06 rubles of interest for the use of borrowed money. As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 109,732,890 rubles, the value of the claim was changed to make 56,485,611.59 rubles of the principal and 32,615,613.91 rubles of interest for the use of borrowed money. By decision of the Artibrazh Court dated September 11, 2003 the claim by the Company in the amount of 56,485,611.59 rubles was sustained, and the remaining part of the claim was dismissed "as having no legal grounds." The claim of
     56,485,611.59 was paid out on March 31, 2004, by the writ of execution directed to the Specialized Department of the Federal Treasury of the City of Moscow of the Russia's Ministry of Finance.

8. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution #90/03. Hearings were held on November 27, 2003 and December 23, 2003. By decision of the Artibrazh Court dated December 23, 2003 the case consideration is scheduled for January 12, 2004. By the decision of the Artibrazh Court of the City of Moscow the claim was paid off except the part of small account. The decision of appeal instance of the Artibrazh Court of February 29, 2004, let the said decision valid.

9. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 73,811,788.75 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during January and August of
     2003). On February 2, 2004 the Arbitrazh Court adopted the decision of satisfying the full amount of claim by the Company and issued a writ of execution for initiating of execution action.

10. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 57,069,824.32 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during September and December of 2003). As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 42,691,241.30 rubles on March 22, 2004, the value of the claim was changed to 14,378,583.02 rubles. On April 13, 2004 the Arbitrazh Court adopted the decision of satisfying the changed amount of the claim by the Company.

VIII.Additional  Information  About  The  Issuer  And  Placement  Of Its  Issued
     Securities

8.1  Additional Information About the Issuer

8.1.1 The Issuer's Charter (Share) Capital (Equity Fund) Size and Structure

The amount of the charter capital of the Company as of March 31, 2003 was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total of 607,078.6725 rubles).

As of DMarch 31, 2003 approximately 24.8% of the Company's ordinary shares circulated outside the Russian Federation in the form of American Depositary Receipts II Level (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with a Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

The Company's ADR have been listed on the New York Stock Exchange, and are also traded on London Stock Exchange, Deutsche Bourse and other stock exchanges.

8.1.2 Changes in the Size of the Issuer's Charter (Share) Capital (Equity Fund)

In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom's shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the general meeting of shareholders (Minutes No. 1 dated July 1, 1999).

As of the end of 1998, the Company's charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0,0025 rubles each.

As of the end of 1999, the Company's charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0,0025 rubles each.

8.1.3 Formation and Uses of the Issuer's Reserve Fund and Other Funds

Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company's net profits until the amount of the reserve fund reached 15% of the Company's charter capital. The reserve fund is designated for covering the Company's losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company's Charter. The reserve fund cannot be used for any other purposes. Information on he amount of reserve fund as of December 31, 2003, cannot be presented since the Company does not prepare financial statements for the 4th quarter.

The table below concerns the information on the amount and the uses of Reserve fund.

----------------------------------------------------------------------------------------------------------------
                             As of    As of January 1,     As of      As of January 1,     As of       As of
                          January 1,        2001         January 1,         2003         January 1,  March 1,
                             2000                           2002                            2004       2004
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Amount of reserve fund        350                350         364                 364         364        364
  stated by the
  foundation documents,
  RUR
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Amount of reserve fund
  as of the expiry date
  of ended fiscal year            -                364         364                 364         364        364
  (quarter), RUR
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Amount of reserve fund          0                 15          15                  15          15         15
  as of the expiry date
  of ended fiscal year
  (quarter) in % to the
  charter capital
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Amount of assignments           0                714           0                 364           0          0
  to the reserve fund
  during the ended fiscal
  year (quarter), RUR
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Amount of reserve fund          0                350           0                 364           0          0
  used during the ended
  fiscal year (quarter),
  RUR
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Uses of reserve fund               In accordance with              In accordance with
                                     the legislation of              the legislation of
                                        the Russian                    the Russian
                                     Federation and the              Federation and the
                                     Company's Charter              Company's Charter
                                        the amount of                  the amount of
                                      reserve fund was                reserve fund was
                                      used for covering              used for covering
                                     losses of previous              losses of previous
                                      years appeared in              years appeared in
                                     the current fiscal              the current fiscal
                                           year                            year
----------------------------------------------------------------------------------------------------------------


8.1.4 The Procedure For Convening Meetings Of The Issuer's Top Management Body

Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

The shareholders should be notified of a forthcoming general meeting no less than 30 calendar days prior to the deadline for accepting ballot-papers by sending the following documents to the shareholders by registered mail:

-    the text of a notice about a forthcoming general meeting;

-    voting ballots.

In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders' right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

An extraordinary general meeting of shareholders shall be held by decision of the Board of Directors passed by a majority of its members attending the meeting on its own initiative or at a request from the Audit Commission or the auditor of the Company, as well as of a shareholder (shareholders) holding in the aggregate no less than 10% of the Company's voting shares as of the date of such request. A request for calling an extraordinary meeting of shareholders may be:

-    mailed to the address of the Company's location;

- served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

If a request is sent by an ordinary letter or other ordinary mail, the date shown on the calendar stamp certifying the date of receipt of such mail shall be the date of filing such request, and if a request for calling an extraordinary general meeting is sent by registered letter or other registered mail, it shall be the date when such mail was served to the addressee against receipt. In the event of service against receipt the date of service shall be the date of filing such request.

Any other matters related to filing requests shall be governed by the Regulations on the general meeting of shareholders.

The agenda of a general meeting of shareholders shall be approved by the Company's Board of Directors. The procedure for proposing items to be placed on the agenda and for approving the agenda shall be determined by the Company's Charter and the Regulations on the General Meeting of Shareholders.

Shareholders (a shareholder) owning in the aggregate no less than 2% of the Company voting shares shall be entitled to propose items to be placed on the agenda of an annual meeting of shareholders. Such proposals should be received by the Company not later than 60 days after the end of the financial year.

Proposals of items to be placed on the agenda may be:

-    mailed to the address of the Company's location;

- served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

If a proposal for the agenda of a general meeting is sent by mail, the date shown on the calendar stamp certifying the date of sending of such mail shall be the date of filing such proposal, and if a proposal for the agenda of a general meeting is served against receipt the date of serving shall be the date of filing such proposal.

Information to be provided to shareholders in preparation for a general meeting of shareholders includes:

-    annual accounting statements of the Company;

- statements by the Company's Audit Commission and the auditor of the Company based on the audits of the annual accounting statements of the Company;

-    information on candidates for the Board of Directors;

-    information on candidates for the Audit Commission;

-    information on the proposed auditor of the Company;

- draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

- draft resolutions of the general meeting of shareholders proposed by persons entitled under this Charter to propose issues to be placed on the agenda of a meeting of shareholders or require the calling of an extraordinary general meeting of shareholders;

- any other information (materials) required for passing resolutions on the items of the agenda of a general meeting of shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a general meeting of shareholders.

The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the general meeting of shareholders. Materials provided to persons eligible for attending the general meeting of shareholders in preparation for the general meeting shall not be sent to the shareholders. Any person eligible for attending the general meeting of shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the general meeting of shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.

8.1.5Business  Entities  In Which The Issuer  Owns At Least 5% Of Their  Charter
     (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary Shares

Information on business entities, in which, as of March 31, 2004, the Company owns at least 5% of their charter capital or at least 5% of their ordinary shares is set out in Annex No. 2 hereto.

8.1.6 Material Transactions Effected By The Issuer

During the 5 previous ended fiscal years no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company's assets as of March 31, 2003, have been effected.

8.1.7 The Issuer's Credit Ratings

As of March 31, 2004, the Company's credit rating on Standard & Poor's international scale was B, "Positive" forecast.

Credit rating history for the period from 1997 to 2003:

---------------------------- ---------------------------------------------
   Rating revision date                         Rating
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
November 13, 2003            B, "Positive" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
April 30, 2002               B-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
July 28, 2000                CCC, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
April 12, 2000               CCC-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
November 16, 1999            CC, "Developing" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
February 8, 1999             CC, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
August 17, 1998              CC, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
August 13, 1998              B-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
June 9, 1998                 B+, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
May 27, 1998                 BB-, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
December 19, 1997            BB-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
February 14, 1997            BB-, "Steady" forecast
---------------------------- ---------------------------------------------


Full  and   abbreviated   business  name  and  location  of  the  credit  rating
organization:

Standard and Poor's International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

A brief description of the credit rating method:

An issuer's credit rating on the Standard & Poor's international scale indicates the current opinion on the general creditworthiness of an issuer of bonds or guarantor or surety or business partner and its ability and intention to fully discharge its liabilities in due time. The Standard & Poor's long-term rating evaluates an issuer's ability to discharge its liabilities in due time.
Long-term ratings vary from the highest AAA rating to the lowest D rating. Ratings within the AA to CCC range can be supplemented with "plus" (+) or "minus" (-) indicating an intermediate rating in relation to basic ratings.

AAA - a very high ability to discharge one's obligations in full and in due time, the highest rating.

AA   - a high ability to discharge one's obligations in full and in due time.

A - an upper medium ability to discharge one's obligations in full and in due time but with a strong sensitivity to unfavorable changes in the business, financial and economic environment.

BBB - a sufficient ability to discharge one's obligations in full and in due time but with an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

BB - no danger in the short term but an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

B - an enhanced vulnerability in an unfavorable business, financial and economic environment but with the current possibility to discharge one's obligations in due time and in full.

CCC - at the moment the issuer is potentially capable of defaulting on its obligations, with the discharging of obligations in due time largely depending on a favorable business, financial and economic environment.

CC - present high probability of the issuer's failure to discharge its obligations.

C - bankruptcy proceedings or any similar action have been instituted in relation to the issuer but payments or the discharging of obligations continue.

SD - a selective default under a given obligations with ongoing payments in due time and in full under other obligations.

D    - a default in discharging obligations.

AAA, AA, A and BBB ratings - investment class ratings.

BB, B, CCC, CC and C - highly speculative ratings.

A rating forecast indicates a possible movement of the rating in the next two or three years.

         "Positive" - the rating can go up.

         "Negative" - the rating can go down.

         "Steady" - changes are unlikely.

         "Developing" - the rating may go either up or down.

The credit rating of borrower companies on the Standard & Poor's international scale consists of two basic elements: a business analysis and a financial profile analysis. A company's rating is not just simple computation of financial indicators. It is also a result of a thorough review of fundamental business characteristics, such as country risks, sector structure and growth prospects, competitive advantages of a company, its regulation system, management and strategy.

Many of these factors are of a qualitative nature. They largely condition a company's future financial indicators. On the other hand, business risks condition the level of financial risks that a company can assume under a certain rating. In rating any company Standard & Poor's analysts are weighting business and financial position factors. In some cases a credit rating is determined primarily by business characteristics and in other cases the financial profile plays the dominant role.

Assessment of business risks faced by a company begins with the analysis of the country and sectoral context. The level of stability in a company's operations in this or that country is affected by how dynamic, developed and sustained its economy is and how transparent and effective its legislation and regulation are, whether an adequate infrastructure is available, how its financial system operates and how well its lending standards are developed. Standard & Poor's experts examine the structure and development prospects of a given sector, the cycles and acuteness of competition, specific features of the regulation system, and reveal key factors of success in a given business and the major risk factors affecting the players in each sector. Standard & Poor's analysts examine a company's position on the market, its advantages over the rivals or, conversely, the spheres where the company is most vulnerable. Sectoral specifics are always taken into account and a comparative analysis is made in relation to other companies. Management and strategy reviews are equally important.

Having analyzed the conditions under which the company is operating and its business position, Standard & Poor's analysts go over to financial analysis proper: examination of the company's financial statements, ratio computation, trend analysis and financial forecasting.

Financial analysis is made with regard to sectoral specifics. In financial ratio computation analytical adjustments can be made, in particular in order to have differences in accounting standards and policies taken into account to exclude the effects of emergency operations. Standard & Poor's also analyzes the company's financial policies and its approach to risk management. Financial analysis is focused on cash flows, ratios of debt and interest coverage by cash flows or by proceeds from operations, and on liquidity. Capital pattern and profitability ratios are less significant as they are more abstract and largely depend on the conditionalities of accounting.

8.2  The Issuer's Shares By Category (Class)

The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each of 0.0025 ruble nominal value, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

No extra shares are being distributed.

The number of OJSC Rostelecom stated shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

No shares recorded on the Company balance.

No securities convertible into shares.

In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 have been annulled.

The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16 have been annulled.

Pursuant to the Company's Charter each ordinary share provides its holder with an equal scope of rights.

Each holder of ordinary shares in the Company shall be entitled:

- to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

- to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

- to receive dividends if these are declared and paid out according to a procedure established by the Charter;

- to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

- to receive from the Company's registrar extracts from the shareholders register certified with the registrar's seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders' Register, approved by the Company's registrar within its authority;

- to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

- in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

- to require the Company to buy out all or any part of the holder's shares in cases and according to the procedure provided for under effective Russian Federation legislation;

- to sell shares to the Company in the event that the Company resolves to buy out such shares;

- to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Auditing Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

- to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

- to request a review (audit) of the financial and business operations of the Company.

Every holder of ordinary shares in the Company is obliged to:

- pay for the Company's placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company's Charter and a resolution on the placement of these securities;

-    keep secret the confidential information on the Company's operations;

- perform other obligations provided for under the Charter, the Company's internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company's shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

The Company's shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in
Article  91 of the  Federal  Law on  Joint-Stock  Companies,  and the  Company's
Charter.

Pursuant to the Company's Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company's Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company's net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

Every holder of a Class A preferred share shall be entitled to:

- sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

- take part in a general meeting of shareholders with the right to vote on issues of the Company's reorganization or liquidation;

- the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and
     (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

- in the event of the Company's liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company's creditors are completed. And the property remaining after the creditors' claims have been satisfied shall be used to effect payments in the following manner:

     o    available unpaid dividends on Class A preferred shares shall be paid;

     o holders of Class A preferred shares shall be paid the nominal value of the shares belonging to them;

     o the remaining property shall be distributed among the holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

- receive from the Company's registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

- receive information contained in the Company's documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

- exercise the rights referred to in the Charter in accordance with the effective law and the Company's Charter.

Each holder of Class A preferred shares is obliged:

-    not disclose confidential information on the Company's operations;

- perform other obligations provided for under the Charter, the Company's internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.

8.3  Prior Issues of the Issuer's Securities Other Than its Shares

8.3.1 Issues of Which All Securities Have Been Redeemed (Cancelled)

There are no issues all securities of which have been redeemed (cancelled).

8.3.2 Issues of Securities Currently in Circulation

The Company has issued no securities other than shares.

8.3.3Issues of  Securities  under Which the Issuer's  Obligations  Have Not Been
     Fulfilled (Default)

There are no securities under which the Company's obligations have not been fulfilled.

8.4  Entity (Entities) that Have Provided Security for Bonds Issued

The Company has issued no bonds.

8.5  Issued Bond Obligation Security Terms

The Company has issued no bonds.

8.6  Organizations that Register the Rights to Securities Issued by the Issuer

Since April 20, 1997, the register of the Company shareholders is run by a specialized registrar, CJSC Registrator-Svyaz, registered and located at: 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00258 of November 1, 2002 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

8.7 Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

As of March 31, 2003, matters related to the specifics of payment to nonresidents of dividends on the Company's shares are governed by the following laws:

Federal Law No. 208-FZ on Joint Stock Companies as amended on March 5, 2004, which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 3615-1 of October 9, 1992 on Currency Regulation and Currency Control as amended on July 7, 2003 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 16-FZ of July 9, 1999 on Foreign Investments in the Russian Federation as amended on July 25, 2002 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.

8.8 Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

The Company has placed one type of issued securities only - its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares. Shareholder's tax is levied in the following manner.

Dividends

Individuals

Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

Dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 30%. The tax base is determined as the amount of dividends payable.

Organizations

Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

Pursuant to Article 275 of the Tax Code of the Russian Federation, in payment of dividends to individuals and organizations the Company acts as a tax agent, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

Proceeds from the Sale of Securities

Individuals

Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: (i) the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market or (ii) property tax deduction in the amount of up to 125,000 rubles (if the shares were owned by a given individual during a period of less than three years) or the full amount of proceeds from the sale of shares.

Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents - sellers of the shares. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT.

Organizations

Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: i) the shares are sold on the territory of the Russian Federation and ii) in the period of such sale more than 50% of the Company's assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

Application of International Agreement Provisions

In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company's shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.

8.9 Dividends Declared (Accrued) and Paid on the Issuer's Shares, and Yields the Issuer's Bonds

------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Year of General Meeting              1999            2000             2001             2002            2003
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Dividends                          For 1998        For 1999         For 2000         For 2001        For 2002
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Distributed dividends on one                 0           0.1645           0.1634       0.2144961          0.54347
ordinary share (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends distributed                  0   115,195,425.19   119,068,978.69  156,302,518.72   396,024,589.03
on ordinary shares
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends actually paid                0   113,699,112.96   117,923,505.64  154,096,988.53   390,092,085.93
on ordinary shares (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Distributed dividends on one                 0           0.8093           0.4243       0.9195237          1.27472
Class A preferred share (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends distributed                  0   188,856,872.19   103,033,392.30  223,289,290.85   309,542,130.16
on preferred shares (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends actually paid                0   186,875,214.54   101,964,144.42  217,812,465.17   297,933,304.84
on preferred shares
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
                                    Annual                                           Annual
Management body passing a          general      Annual general   Annual general      general      Annual general
resolution on payment of          meeting of      meeting of       meeting of       meeting of      meeting of
dividends on shares              shareholders    shareholders     shareholders     shareholders    shareholders
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Date of annual general          June 26, 1999    June 24, 2000    June 30, 2001    June 1, 2002    June 15, 2003
meeting of shareholders
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Date and Protocol number of
general meeting of               Protocol No.                                      Protocol No.   Protocol No. 1
shareholders passing             1 of July 1,   Protocol No. 1   Protocol No. 1   1 of June 10,     of June 20,
resolution on payment of             1999       of July 4, 2000  of July 3, 2001       2002            2003
dividends
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Register closure                    May 10           May 8            May 9          April 14        April 28
date
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Start of dividend payment             -            August 23        August 29        August 1         July 1
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
End of dividend payment               -           December 31      December 31     December 31      December 31
------------------------------- --------------- ---------------- ---------------- --------------- ----------------

OJSC Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons registered in the OJSC Rostelecom register as of the date of closure thereof.

The sole reason for nonpayment of dividends is shareholders' failure to provide changes in the data to be entered into the register of the Company's securities holders with respect to the means of dividend receipt chosen by them in connection with:

o a change in a shareholder's place of residence in case of dividends remittance by mail order;

o a change in bank details in case of dividends remittance by bank money order;

o a shareholder's dismissal from the staff of the Company since only the Company's employees may receive dividends in the Company's cash office;

o    a change in passport data for any means of dividend payment selected.

At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, a shareholder of the Company shall promptly inform the Company's registrar, CJSC Registrator-Svyaz, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

Upon submission by a Company's shareholder of its changed data required for dividend payment the Company's registrar, CJSC Registrator-Svyaz will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company's registrar.

8.10 Other Information

No information.


ANNEX  1

Information on the Bank Accounts of OJSC Rostelecom
(Truncated)


ANNEX  2

Commercial Entities in Which OJSC Rostelecom Holds at Least 5% of their Charter Capital or at Least 5% of their Ordinary Shares
(Truncated)